

Financial **discipline**
Strategic **focus**
Successful **execution**

ALLIANT ENERGY

We're on for you.

CONTENTS

1	Financial Overview
2	Company at a Glance
4	Letter to Shareowners
8	Just the Facts
12	Our Leaders
13	Financial Information
14	Management's Discussion and Analysis of Financial Condition and Results of Operations
38	Management's Annual Report on Internal Control Over Financial Reporting
39	Reports of Independent Registered Public Accounting Firm
41	Consolidated Financial Statements
47	Notes to Consolidated Financial Statements
78	Selected Financial and Operating Statistics
81	Alliant Energy Corporation Notice of 2005 Annual Meeting and Proxy Statement
109	Shareowner Information

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page 14.

In 2004, financial discipline, strategic focus and successful execution were our main focal points at Alliant Energy. By continuing to improve our financial performance, strengthen our balance sheet and maintain operational excellence, we are working toward enhancing long-term shareowner value and delivering results to all who have a vested interest in our success.

With a corporate reorganization and the development of a focused strategic plan under our belt this past year, we have aligned our structure and our vision with the changing face of the energy industry. We have clear accountability in our ranks to raise our performance standards to new levels. We have clear goals to deliver tangible financial results and enhance our earnings. Amid these changes, one thing remains the same: our commitment to provide the safe, reliable, affordable and environmentally sound utility service our customers expect and deserve.

In the following pages, you will learn more about our strategic plan which is centered on our domestic utility operations and our focused approach to diversified operations. In addition, you will learn about our company's ongoing efforts to streamline our portfolio of businesses, reduce risk, and maintain our investment-grade credit ratings and strong balance sheet. Through financial discipline, strategic focus and successful execution, we will continue to build on our strengths and deliver value to all our stakeholders.

ABOUT US

Alliant Energy Corporation is an energy-services provider with subsidiaries serving more than three million customers. Providing our customers in the Midwest with regulated electricity and natural gas service remains the company's primary focus. Alliant Energy's domestic utility subsidiaries, Interstate Power and Light and Wisconsin Power and Light, serve 977,000 electric and 413,000 natural gas customers. Other business platforms include the international energy market and non-regulated domestic generation. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the company's Web site at *www.alliantenergy.com.*

(Dollars in millions, except per share data)	**2004**	2003	Change
Operating revenues	**$2,959**	$2,867	3%
Net income:			
Income from continuing operations	**$211**	$156	35%
Income (loss) from discontinued operations	**($65)**	$34	(291%)
Cumulative effect of changes in accounting principles	–	($6)	N/A
Net income	**$146**	$184	(21%)
Diluted earnings per average common share:			
Income from continuing operations	**$1.85**	$1.54	20%
Income (loss) from discontinued operations	**($0.57)**	$0.33	(273%)
Cumulative effect of changes in accounting principles	–	($0.06)	N/A
Net income	**$1.28**	$1.81	(29%)
Domestic utility electric sales to retail customers (thousands of megawatt-hours)	**25,652**	25,573	–
Total domestic utility electric sales (thousands of megawatt-hours)	**30,932**	31,252	(1%)
Domestic utility natural gas sold and transported (thousands of dekatherms)	**103,290**	105,889	(2%)
Construction and acquisition expenditures	**$649**	$837	(22%)
Total assets at year-end	**$8,275**	$7,798	6%
Cash flows from operating activities (continuing operations)	**$502**	$461	9%
Total debt to capitalization ratio	**48%**	48%	–
Common shares outstanding at year-end (in thousands)	**115,742**	110,963	4%
Dividends declared per common share (a)	**$1.0125**	$1.00	1%
Market value per share at year-end	**$28.60**	$24.90	15%
Book value per share at year-end	**$22.13**	$21.37	4%

(a) Effective with the dividend declared and paid in the fourth quarter of 2004, Alliant Energy's targeted annualized common stock dividend was increased from $1.00 to $1.05 per share.

The financial data should be read in conjunction with the audited financial statements and related notes of Alliant Energy. The reported financial data are not necessarily indicative of future operating results or financial position.

Diluted earnings per average common share


$ 2.00
$ 1.50
$ 1.00
$ .50
$ 0
$1.04
$1.18
$1.54
$1.81
$1.85
$1.28
2002
2003
2004

■ Income from continuing operations
■ Net income

Total shareowner return*
at Dec. 31, 2004


40%
30%
20%
10%
0%
19%
24%
19%
11%
13%
10%
33%
11%
1 Year
3 Year

■ Alliant Energy
□ S&P 500 Utilities Index
□ S&P Midcap 400 Utilities Index
■ S&P 500 Index

* Dividends plus stock price appreciation

Total assets at year-end
(in millions)


$ 10,000
$ 8,000
$ 6,000
$ 4,000
$ 2,000
$ 0
$7,848
$2,316
$5,532
$7,798
$1,704
$6,094
$8,275
$1,747
$6,528
2002
2003
2004

■ Domestic utility business
□ Non-regulated businesses and other

OUR VISION: TO BE THE CUSTOMER'S FIRST CHOICE FOR ENERGY SOLUTIONS

Alliant Energy, headquartered in Madison, Wis., is an energy holding company traded on the New York Stock Exchange under the symbol "LNT." In the past year, we have continued to narrow our strategic focus and concentrate on the growth opportunities now available in our domestic utility operations. Our non-regulated business platform is moving forward with significantly reduced debt from key divestitures. We expect to continue to meet customer expectations while enhancing shareowner value yet again in 2005.

Who we are







OUR VALUES:
ETHICS
SAFETY
ENVIRONMENT
DIVERSITY
EFFICIENCY

DOMESTIC UTILITY BUSINESS

Interstate Power and Light Company and Wisconsin Power and Light Company, our domestic utility subsidiaries, form the core of Alliant Energy. Our domestic utility business is not only our foundation, but as the primary target of our future capital investments, it is also our growth platform.

Our utilities provide safe, reliable, affordable and environmentally sound electric and natural gas services to customers in Iowa, Wisconsin, Minnesota and Illinois, and maintain a strong fleet of diverse electric generating facilities across the upper Midwest. Together, they have a nameplate generation capacity of approximately 5,765 megawatts (MW).

We continue to make significant progress with our domestic utility generation plan, originally announced in 2003, to add about 1,600 MW by 2010.

- In Iowa, the 565-MW Emery Generating Station became operational in May 2004.
- The nearly-completed 300-MW Sheboygan Falls Energy Facility in Wisconsin is expected to be operational in the summer of 2005.
- We are in the process of adding 200 MW of additional wind energy to our energy portfolio by the end of 2005.
- We are currently planning the construction of a 500-MW base-load electric generating plant in partnership with Wisconsin Public Service Corporation of Green Bay, Wis.

Operating Revenues


Electric
75%
Natural Gas
21%
Other
4%

Electric Sales Mix


Industrial
41%
Residential
24%
Sales for Resale
16%
18%
Other
1%

Electric Power Sources


Coal
56%
Purchased Power
25%
Nuclear
15%
Natural Gas
2%
Other
2%

2004 STATISTICS	TOTALS
Maximum peak hour demand (MW)	5,644
Number of electric customers	977,125
Number of natural gas customers (excluding transportation/other)	412,853
Domestic utility electric sales (thousands of MWh)	30,932
Domestic utility natural gas sold and transported (thousands of Dth)	103,290

ALLIANT ENERGY.

NON-REGULATED BUSINESSES

Alliant Energy Resources, Inc., (Resources) is the parent company of Alliant Energy's non-regulated businesses. Resources intends to concentrate its strategic focus on the profitability and cash flow of its business platforms noted below and will consider additional divestitures if provided the right opportunity to maximize value and/or eliminate unwarranted risk as part of its ongoing efforts to streamline its portfolio of businesses.

Non-regulated business platforms



International: International has invested in energy generation and distribution companies and projects in select growing markets. Currently, International has investments in Brazil, China and New Zealand.



Non-regulated Generation: This business platform currently supports the development, financing and construction of generation to meet the needs of our domestic utility business. Alliant Energy is proposing that our Non-regulated Generation business own the natural gas-fired generating facility under construction near Sheboygan Falls, Wis., and enter into a long-term agreement with WP&L. WP&L would operate and maintain the facility and have exclusive rights to the generation output.



Other Non-regulated Investments: This includes investments in environmental engineering and site remediation, transportation, infrastructure development, synthetic fuel and energy technologies investments, as well as oil and gas gathering pipeline systems and a biomass facility that Alliant Energy plans to divest.

SUPPORT SERVICES



Alliant Energy Corporate Services, Inc., supports the company with traditional administrative functions including strategy, risk management, performance improvement, accounting and finance, fuel procurement, supply chain, corporate communications, legal, regulatory, internal audit, corporate governance, information technology, human resources, labor relations, infrastructure security, and environmental and safety management.





OUR DOMESTIC UTILITY SERVICE TERRITORY

Serving nearly 1.4 million customers in Iowa, Wisconsin, Minnesota and Illinois communities.



Dear Fellow Shareowners,



Erroll B. Davis, Jr., Chairman and Chief Executive Officer and William D. Harvey, President and Chief Operating Officer

We are pleased to provide you with the 2004 Alliant Energy Annual Report. This report provides you with a review of our 2004 results and an update on various strategic initiatives we are undertaking to make your company even stronger in 2005.

An important change made during this past year was the promotion of Bill Harvey to President and Chief Operating Officer. Bill has taken on many of the day-to-day tasks involved with leading and managing Alliant Energy. We are jointly writing this letter to you.

Last year, we said our strategic focus in 2004 would remain on improving financial performance, strengthening our balance sheet and maintaining operational excellence while providing our customers with safe, reliable, affordable and environmentally sound utility service. The Alliant Energy team delivered on each of these objectives. Our focus in 2005 will be on meeting these objectives again, as well as on increasing the returns on invested capital in all of our businesses. And, we will continue to streamline our portfolio of businesses.

In short, the success of our company rests upon financial discipline, strategic focus and successful execution.

Successful execution of our strategic actions is making a difference and enhancing shareowner value. Our management team and employees are focused on maintaining this positive momentum.

Financial Discipline

Our net income and earnings per diluted share for 2004 were $146 million and $1.28, respectively, compared to $184 million and $1.81 in 2003. These results include those of discontinued operations, which are businesses we are selling or have already sold.

We believe our earnings from continuing operations provide the most accurate measure for assessing our capability to generate future earnings and cash flows. To that end, our results from continuing operations were up from $156 million and $1.54 per diluted share in 2003 to $211 million or $1.85 per diluted share in 2004. This represents a 20% increase in earnings per diluted share from continuing operations based on 2003 results.

Earnings from our domestic utility operations also increased to $221 million or $1.95 per diluted share in 2004 compared to earnings of $197 million or $1.94 per diluted share in 2003.



Our non-regulated businesses experienced a loss from continuing operations in 2004 of $0.03 per diluted share compared to a loss of $0.29 per diluted share in 2003. While this is certainly a step in the right direction, we will not be satisfied until all of our businesses are profitable and earning an appropriate return on invested capital.

We continued our debt reduction efforts in 2004 as we retired an additional $49 million of long-term debt at our non-regulated businesses, on top of our overall debt reductions of approximately $875 million in 2003. This, combined with other actions, resulted in a decrease of $21 million in interest expense at Alliant Energy's non-regulated businesses in 2004 compared to 2003. As a result, our debt-to-total capitalization ratio of 48% remained strong at the the end of 2004. We retired an additional $100 million of long-term debt at our non-regulated businesses in the first quarter of 2005, helping to maintain our strong liquidity position.



Our Board of Directors approved an increase of 5% in our quarterly common dividend last October, bringing our annualized target dividend rate to $1.05 per share. This welcomed action brings us closer to our longer-term goal of having a dividend payout in the range of 60 to 70% of our utility earnings.

We also made progress in 2004 in restoring our stock value, and produced a total shareowner return (which includes stock price appreciation and dividends) of 19.4%. This compares favorably to a total return of 18.9% for the S&P Midcap 400 Utilities Index and 10.9% for the S&P 500 Index.

Successful execution of our strategic actions is making a difference and enhancing shareowner value. Our management team and employees are focused on maintaining this positive momentum.

Strategic Focus

Our domestic utilities are, of course, the foundation of our business and the key to our future growth and success.

In 2003, we announced plans to add, by 2010, an additional 1,600 MW of generating capacity to our supply portfolio. We made significant progress toward meeting that goal in 2004.

In May 2004, we placed in service our Emery Generating Station near Mason City, Iowa. This combined-cycle, natural gas-fired plant is providing our Interstate Power and Light customers with 565 MW of generation capacity. The facility will earn a 12.23% return on common equity for its 28-year depreciable life.

Construction of the 300-MW simple-cycle, natural gas-fired Sheboygan Falls Energy Facility is underway. The plant is scheduled to go on-line in July 2005. We expect the Public Service Commission of Wisconsin to act on the remaining regulatory approvals in the first half of this year. Our Non-regulated Generation business is constructing and will own the facility. Wisconsin Power and Light is expected to operate and maintain it and will have exclusive rights to the generation output.

We also recently announced plans to add up to 200 MW of additional wind generation. By the end of 2005, Alliant Energy will solidify its position as one of the nation's leaders in wind energy, as we then expect to have more than 6% of the total U.S. wind generation capacity under contract.

Finally, our plan to increase base-load generating capacity in Wisconsin was jumpstarted last spring with an announcement of a joint project with Wisconsin Public Service Corporation. Progress continues toward determining the appropriate site, technology and ownership interests for this planned 500-MW plant.







However, our portfolio streamlining efforts are not complete. We are in the process of divesting additional non-regulated businesses including our energy services, oil and gas gathering pipeline systems and our investment in a biomass facility. We are also in the process of divesting our Illinois electric and gas utility properties and the remaining portions of our water utility business.

Finally, we continue efforts to sell our interests in the Kewaunee Nuclear Power Plant and the Duane Arnold Energy Center.

By selling these nuclear plants, we expect to reduce our financial and operational uncertainty while maintaining nuclear energy as a part of our supply portfolio. This will be accomplished by entering into agreements to purchase our share of the generation after the plants are sold.

Moving on to our international operations, we saw improved results from our Brazil and New Zealand investments in 2004. This was basically offset by lower results from our China investments which were hurt by significant increases in coal and related transportation costs and regulatory lag in procuring rate recovery.

Although the results from our Brazil operations improved during the year, we continue to work to improve the operational and financial performance of these investments. We continue discussions with our partners regarding various options to accomplish these goals. And, as we have reported, we have taken measured legal actions in Brazil to protect our minority shareowner rights.

In Mexico, we recently completed the transfer of ownership to Alliant Energy of the Laguna del Mar development, an 870-acre master-planned resort community under construction near Puerto Peñasco (Rocky Point), State of Sonora, Mexico. While we have no desire to be a developer in the long-term, we believe this step will allow us to better protect shareowner value than other options that have been considered.

These projects will accomplish much of our commitment to add 1,600 MW to our generation portfolio and to provide our customers with safe, reliable, affordable and environmentally sound forms of energy. And we expect you, our shareowners, will benefit from the returns earned on these continued investments in our core business operations.

Successful Execution

While our company successfully executed the generation components of our strategic plan in 2004, we also improved our financial performance and strengthened our balance sheet.

We continued efforts to streamline our portfolio of businesses. Building upon the previous divestitures of our Australian, Heartland Properties and SmartEnergy businesses, and the majority of our Whiting Petroleum Corporation Inc. (Whiting) stock in 2003, we divested our non-regulated gas marketing and energy management services businesses in 2004. In addition, in November 2004, we sold our remaining interest in Whiting, which generated pre-tax proceeds of approximately $30 million for Alliant Energy and a gain of $0.08 per share.

Our company successfully executed the generation components of our strategic plan in 2004. We also improved our financial performance and strengthened our balance sheet.



> To strengthen our commitment to you, we established two long-term corporate goals in 2004 — to provide above-average total shareowner return compared to our peer group and compounded annual earnings per share from continuing operations growth of at least 5%.

Looking Forward

The most important strategic issue we will face in 2005 in our non-regulated portfolio will be defining our intentions for our international businesses and the resort property in Mexico. In all cases, we will focus on selecting the path that maximizes long-term value for our shareowners.

We will also focus on improving the returns on invested capital in our core utility businesses and receiving rate relief both domestically and internationally.

Our efforts to control costs and increase productivity at Alliant Energy have been deep and widespread, and they will continue. Our team understands the nuts and bolts of the utility business and is committed to continuously improving our operational and financial performance across all areas of the company.

In closing, we made considerable progress in 2004. However, we know we have much more to accomplish. We are convinced that our current course of action is the best course. To strengthen our commitment to you, we established two long-term corporate goals in 2004 — to provide above-average total shareowner return compared to our peer group and compounded annual earnings per share from continuing operations growth of at least 5%. We believe these are aggressive, but achievable, goals.

We are grateful for the confidence you have shown in Alliant Energy and we assure you that our management team shares a deep commitment to the success of your company.

On a personal note, we'd like to recognize Jack Evans, who retired after four years of service on the Alliant Energy Board. Jack provided the Board with excellent guidance and served admirably as the Chairperson of the Audit Committee. On behalf of the Alliant Energy Board, its employees and shareowners, we thank Jack for his service.

Our 2005 Annual Meeting of Shareowners will be held at the Cedar Rapids Marriott, 1200 Collins Road N.E., Cedar Rapids, Iowa, on Thursday, May 19, 2005, at 1 p.m. (Central Daylight Time). We encourage you to attend, meet the Alliant Energy management team and Board of Directors, and allow us to answer any questions you may have.

Sincerely,

Erroll B. Davis, Jr.
Chairman and Chief Executive Officer

William D. Harvey
President and Chief Operating Officer

Did you know?

In 2004, Alliant Energy's diluted earnings per share from continuing operations increased 20% over 2003 results.

Alliant Energy was able to partially mitigate the impacts of extremely mild weather and higher operating costs through comprehensive cost-cutting and operational efficiency efforts.


ALLIANT ENERGY CORPORATION

By the end of 2005, Alliant Energy expects to have more than 6% of the total U.S. wind generation capacity under contract.

Alliant Energy currently purchases nearly 350 megawatts (MW) of wind power from over 430 turbines located across Iowa, Minnesota and Wisconsin. The company has also issued bid requests to add an additional 200 MW of wind power in its service territory, which will bring the company's total wind energy portfolio to nearly 550 MW.



The Emery Generating Station, a 565-MW natural gas plant near Mason City, Iowa, became operational in May 2004.

Emery Generating Station is the first new power plant constructed in Interstate Power and Light Company's service territory since 1981.





Alliant Energy plans to add 1,600 MW of capacity to its domestic generation fleet through 2010.

Progress so far includes the 565-MW Emery Generating Station in Iowa, the nearly-completed 300-MW natural-gas fired plant in Sheboygan Falls, Wis., and plans for a 500-MW joint generation plant project with Wisconsin Public Service Corporation. In addition, bid requests for up to 200 MW of wind energy have already been issued.



Alliant Energy's two domestic regulated utilities reliably served nearly 1.4 million customers in 2004.

Our domestic utilities are the foundation of our business. Our customers are at the heart of what we do and we take our commitment to serve them seriously.



Alliant Energy is one of only two U.S. utility companies known to use switchgrass as an alternative fuel source.

Switchgrass is a renewable, cleaner-burning coal supplement that grows abundantly in southern Iowa. It was successfully tested at the Ottumwa Generating Station in Iowa in 2003. In 2004, Alliant Energy supported lobbying efforts to continue federal funding for this project.



Alliant Energy's Second Nature™ program ranks among the U.S. Department of Energy's top 10 green pricing programs in the nation.

Second Nature provides customers with the option to purchase their electricity through renewable resources such as wind, solar and biomass. During 2004, more than 11,500 Second Nature participants funded the generation of about 33.5 million kilowatt-hours of renewable energy — an increase of 20% over 2003.

Interstate Power and Light's Performance Edge energy conservation program has reduced energy consumption equivalent to powering 500 average homes monthly.

Performance Edge packages energy savings with equipment improvements to reduce costs for large energy users. Through Performance Edge, carbon dioxide emissions avoided are the equivalent of taking 7,500 cars off the road.



Wisconsin Power and Light's Shared Savings energy conservation program has saved nearly 670 million kilowatt-hours of electricity since 1997—equivalent to the amount of electricity generated from a 250-MW power plant.

Shared Savings provides large energy users with energy expertise and capital needed to make energy-saving improvements. The carbon dioxide emissions avoided under Shared Savings are about the same as 22.5 million standard automobile miles.


ALLIANT ENERGY

Alliant Energy was named one of the Top 50 Companies for Diversity in 2004 by DiversityInc, a leading source of diversity resources.

Alliant Energy shares the top 50 distinction with such well-known companies as The Ford Motor Company, The Coca-Cola Company and IBM. Our goal is to break down barriers and create an environment that maximizes the contributions of all employees.



Alliant Energy's Lean Six Sigma program delivered significant cost-savings in 2004 and we expect even greater results in the coming years.

Initiated in 2002, Lean Six Sigma is a management tool designed to improve processes and create efficiencies in an effort to reduce costs. The impact of Lean Six Sigma is evident in numerous cost-reduction projects. For example, a project that reduced coal inventory by approximately $1.6 million at the Prairie Creek Generating Station saves the company $210,000 annually.





Alliant Energy is taking steps to narrow its strategic focus and reduce its risk profile associated with its domestic utility business.

By working to divest our water utility businesses, our Illinois assets and our interests in the Kewaunee Nuclear Power Plant and the Duane Arnold Energy Center, Alliant Energy is working toward a stronger future with our domestic electric and gas utility business as our core growth platform.



Alliant Energy recycles coal ash.

In 2004, Alliant Energy recycled or beneficially used 600,000 tons of coal combustion products for use in road construction. Alliant Energy's 79% coal ash utilization rate is more than twice the national average. The reuse of coal combustion products saves energy, reduces greenhouse gas emissions and saves landfill space.



In 2004, a Lean Six Sigma project helped reduce OSHA recordable strain and sprain injuries in the three pilot locations by 58%, compared to 2003.

Strains and sprains, such as rotator cuff injuries, carpal tunnel syndrome and tendonitis, are some of the most common types of injuries at Alliant Energy. The Lean Six Sigma team, which targeted line employees at locations with high injury rates, implemented a comprehensive stretching, strengthening and wellness program that proved successful.



Six Alliant Energy generating facilities have put the SmartBurn™ combustion initiative to the test, resulting in significant reductions in nitrogen oxide emissions.

Through a variety of coal-burning process controls, SmartBurn has demonstrated improved pollution reduction results. SmartBurn technology is commercially marketed to other coal-fired electric power generators by RMT, Inc., an Alliant Energy subsidiary with more than 25 years of experience in environmental consulting.

Senior Management Team



Left to right:

Erroll B. Davis, Jr., 60
Chairman and Chief Executive Officer
Joined the company in 1978.

William D. Harvey, 55
President and Chief Operating Officer
Joined the company in 1986.

Eliot G. Protsch, 51
Senior Executive Vice President and Chief Financial Officer
Joined the company in 1978.

Barbara J. Swan, 53
Executive Vice President and General Counsel and President, Wisconsin Power and Light Company
Joined the company in 1987.

Board of Directors



Erroll B. Davis, Jr.
Chairman of the Board
Director since 1982
Age 60



William D. Harvey
Director since 2005
Age 55



Michael L. Bennett
Director since 2003
Age 51



Katharine C. Lyall
Director since 1986
Age 63



Singleton B. McAllister
Director since 2001
Age 52



Ann K. Newhall
Director since 2003
Age 53



David A. Perdue
Director since 2001
Age 55



Judith D. Pyle
Director since 1992
Age 61



Robert W. Schlutz
Director since 1989
Age 68



Anthony R. Weiler
Director since 1979
Age 68

Ages are as of Dec. 31, 2004. Each election date represents the first year of board affiliation with the company that ultimately became part of the Alliant Energy family. For detailed information on each board member, please see page 88 of the Proxy Statement. Ms. Lyall will retire as a director at the 2005 Annual Meeting.

Alliant Energy Officers

Erroll B. Davis, Jr., 60 [1978]*
Chairman and Chief Executive Officer

William D. Harvey, 55 [1986]*
President and Chief Operating Officer

Eliot G. Protsch, 51 [1978]*
Senior Executive Vice President and Chief Financial Officer

Barbara J. Swan, 53 [1987]*
Executive Vice President and General Counsel

Thomas L. Aller, 55 [1993]*
Senior Vice President-Energy Delivery

Timothy R. Bennington, 60 [1997]
Vice President-Generation

Dundeana K. Doyle, 46 [1984]
Vice President-Strategy and Risk

Robin W. Gates, 52 [1999]
Vice President-Performance Improvement

Vern A. Gebhart, 51 [1975]
Vice President-Customer Service Operations-West

Thomas L. Hanson, 51 [1980]*
Vice President and Treasurer

Peggy Howard Moore, 54 [1987]
Vice President-Customer Service and Operations Support

John E. Kratchmer, 42 [1985]*
Vice President-Controller and Chief Accounting Officer

John O. Larsen, 41 [1988]
Vice President-Technical and Integrated Services

Christopher J. Lindell, 49 [1981]
Vice President-Shared Services

Theresa M. Mulford, 47 [1996]
Vice President-Regulatory Affairs

Barbara A. Siehr, 53 [1976]
Vice President-Customer Service Operations-East

Kim K. Zuhlke, 51 [1978]
Vice President-New Energy Resources

F. J. Buri, 50 [1999]
Corporate Secretary

Patricia L. Reininger, 52 [2000]
Assistant Corporate Secretary

Joan M. Thompson, 47 [1977]
Assistant Controller

Enrique Bacalao, 55 [1998]
Assistant Treasurer

*Executive Officers

Officers elected as of Jan. 26, 2005.
Ages are as of Dec. 31, 2004.

Dates in brackets represent the year each person joined a company that ultimately became part of the Alliant Energy family.

Financial **discipline** Strategic **focus** Successful **execution**


ALLIANT ENERGY CORPORATION
2004
Financial
Information
ALLIANT
ENERGY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MDA)

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include: weather effects on sales and revenues; economic and political conditions in Alliant Energy Corporation's (Alliant Energy's) domestic and international service territories; federal, state and international regulatory or governmental actions, including the impact of potential energy-related legislation in Congress and recently enacted federal tax legislation, the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, the earning of reasonable rates of return in current and future proceedings and the payment of expected levels of dividends; unanticipated construction and acquisition expenditures; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; issues related to the supply of purchased electricity and price thereof, including the ability to recover purchased power and fuel costs through domestic and international rates; issues related to electric transmission, including recovery of costs incurred, and federal legislation and regulation affecting such transmission; risks related to the operations of Alliant Energy's nuclear facilities and unanticipated issues relating to the anticipated sale of Alliant Energy's interests in the Kewaunee Nuclear Power Plant (Kewaunee) and Duane Arnold Energy Center (DAEC); costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; developments that adversely impact Alliant Energy's ability to implement its strategic plan; the amount of premiums incurred in connection with Alliant Energy's planned debt reductions; the results from Alliant Energy's International investments; stable foreign exchange rates; no material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments; Alliant Energy's ability to continue its comprehensive cost-cutting and operational efficiency efforts; Alliant Energy's ability to identify and successfully complete potential acquisitions and development projects; Alliant Energy's ability to complete its proposed divestitures of various businesses and investments in a timely fashion and for anticipated proceeds; Alliant Energy's ability to achieve its earnings per average common share (EPS) growth, dividend payout ratio and total shareowner return goals; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; continued access to the capital markets; the ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings and cash flows; inflation rates; and factors listed in "Other Matters - Other Future Considerations." Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

EXECUTIVE SUMMARY

Description of Business - Alliant Energy operates as a registered public utility holding company subject to the limitations imposed by the Public Utility Holding Company Act of 1935 (PUHCA). The first tier subsidiaries of Alliant Energy are Interstate Power and Light Company (IPL), Wisconsin Power and Light Company (WPL), Alliant Energy Resources, Inc. (Resources) and Alliant Energy Corporate Services, Inc. (Corporate Services). IPL is a public utility engaged principally in the generation, transmission, distribution and sale of electric energy; and the purchase, distribution, transportation and sale of natural gas in selective markets in Iowa, Minnesota and Illinois. WPL is a public utility engaged principally in the generation, distribution and sale of electric energy; and the purchase, distribution, transportation and sale of natural gas in selective markets in Wisconsin and Illinois. Resources is the parent company for Alliant Energy's non-regulated businesses. Corporate Services provides administrative services to Alliant Energy and its subsidiaries as required under PUHCA.

Alliant Energy manages three primary businesses: 1) domestic utility business (IPL and WPL); 2) non-regulated businesses (Resources and subsidiaries); and 3) other as defined below.

Domestic Utility Business - IPL and WPL own a portfolio of domestic electric generating facilities with a diversified fuel mix including coal, nuclear, natural gas and renewable resources. The output from these generating facilities, supplemented with purchased-power, is used to provide electric service to approximately 1 million electric customers in the upper Midwest. The domestic utility business also procures natural gas from various suppliers to provide service to approximately 400,000 gas customers in the upper Midwest. Alliant Energy's domestic utility business is its core business and primary source of earnings and cash flows. The earnings and cash flows from the domestic utility business are sensitive to various external factors including, but not limited to, the impact of weather on electric and gas sales volumes, the amount and timing of rate relief approved by regulatory authorities and other factors listed in "Forward-Looking Statements."

Non-regulated Businesses - Resources manages a portfolio of wholly-owned subsidiaries and additional investments through distinct platforms: Non-regulated Generation (domestic generation projects); International (foreign energy generation and delivery systems in Brazil, China and New Zealand); and Other Non-regulated Investments (includes investments in environmental engineering and site remediation, transportation, a resort development in Mexico (Laguna del Mar), synthetic fuel and energy technologies investments, as well as the oil and gas pipeline gathering systems and biomass facility that Alliant Energy recently decided to divest).

Other - includes the operations of Corporate Services as well as Alliant Energy (the parent company).

Summary of Historical Results of Operations - Alliant Energy's diluted EPS was as follows:

	2004	2003	2002
Income from continuing operations	**$1.85**	$1.54	$1.04
Income (loss) from discontinued operations	**(0.57)**	0.33	0.14
Cumulative effect of changes in accounting principles	**--**	(0.06)	--
Net income	**$1.28**	$1.81	$1.18

Additional details regarding Alliant Energy's net income were as follows (in millions):

	2004	2003	2002
Continuing operations:			
Domestic utility	**$221.4**	$197.2	$165.8
Non-regulated (Resources)	**(3.6)**	(29.4)	(73.8)
Alliant Energy parent and other (primarily taxes, interest and administrative and general)	**(7.0)**	(11.8)	2.1
Income from continuing operations	**210.8**	156.0	94.1
Income (loss) from discontinued operations	**(65.3)**	33.5	12.8
Cumulative effect of changes in accounting principles	**--**	(6.0)	--
Net income	**$145.5**	$183.5	$106.9

In spite of extremely mild weather conditions in 2004, Alliant Energy's earnings from its domestic utility business were higher in 2004 compared to 2003 due to the impact of rate increases, a lower effective income tax rate and weather-normalized sales growth. These items were partially offset by higher other operating expenses, although Alliant Energy was able to mitigate the impact of this to a degree by its comprehensive cost-cutting and operational efficiency efforts. Alliant Energy estimates the extremely mild weather conditions in its domestic utility electric and gas service territories had a negative impact on its 2004 after-tax earnings of $22 to $25 million. The improved results from continuing operations of $26 million from Alliant Energy's non-regulated businesses in 2004 were primarily due to a decrease in interest expense of $21 million in 2004 compared to 2003, a gain realized on the sale of Alliant Energy's remaining interest in Whiting Petroleum Corporation (WPC) in 2004 and lower charges related to early debt reductions.

The 2003 increase in domestic utility income from continuing operations was largely due to higher electric and gas margins, which were partially offset by higher operating expenses. The significant improvement in Alliant Energy's non-regulated results from continuing operations in 2003 was primarily due to improved results from its International businesses and lower non-cash valuation charges, which were partially offset by charges in 2003 related to early debt reductions.

Refer to "Results of Operations" for additional details regarding the various factors impacting earnings during 2004, 2003 and 2002.

STRATEGIC OVERVIEW

Summary - Alliant Energy's strategic plan is based on five primary principles: a regional focus on utility operations; investments in new domestic utility generation; a focused approach to diversified operations; maintaining sustained, long-term strong financial performance with a strong balance sheet and investment grade credit ratings; and maintaining a performance culture focused on accountability and adherence to its corporate values of ethics, safety, diversity, efficiency and attention to the environment. This strategic plan is also concentrated on building and maintaining the generation and infrastructure necessary to provide Alliant Energy's domestic utility customers with safe, reliable and environmentally sound energy service, increasing the returns on invested capital in all of Alliant Energy's businesses and streamlining Alliant Energy's portfolio of businesses. Alliant Energy has also implemented a comprehensive Lean Six Sigma program to assist it in generating cost savings and operational efficiencies in 2005 and beyond. Alliant Energy's domestic utility business is its core business and the sole growth platform within its strategic plan and Alliant Energy expects it to provide the larger share of its long-term earnings growth. It will also be the business that Alliant Energy will invest the majority of its capital in during 2005 and 2006. Refer to "Liquidity and Capital Resources - Cash Flows from (used for) Investing Activities - Construction and Acquisition Expenditures" for additional information. Alliant Energy's remaining non-regulated businesses will serve as ongoing business platforms. Alliant Energy expects these businesses to contribute to its earnings growth, but to a lesser degree than its growth platform (i.e., domestic utility business). Alliant Energy intends to concentrate its strategic focus on the profitability and cash flows of its remaining non-regulated platforms and will consider additional divestitures if provided the right opportunity to maximize value and/or eliminate unwarranted risk.

Alliant Energy's strategy reflects the fact that it has investment opportunities in its domestic utility business that did not exist several years ago. Progressive legislation was passed in Iowa that provides companies with the necessary rate making principles - and resulting increased regulatory and investment certainty - prior to making certain generation investments in Iowa. Wisconsin also enacted legislation with the goal of assuring reliable electric energy for Wisconsin. The law allows the construction of merchant power plants in the state and streamlines the regulatory approval process for building new generation and transmission facilities. In addition, the Public Service Commission of Wisconsin (PSCW) approved a plan proposed by another Wisconsin utility, which provides a similar level of investment certainty by leasing generation from an affiliate. These changes have enabled Alliant Energy to pursue additional generation investments in its domestic utility business to serve its customers and to provide shareowners with greater certainty regarding the returns on these investments.

Domestic Utility Generation Plan - In 2003, Alliant Energy announced a plan to add an additional 1,600 megawatts (MW) of domestic utility generating capacity to its diversified portfolio by 2010. Alliant Energy intends to add this new generation to meet increasing customer demand, reduce reliance on purchased-power agreements and mitigate the impacts of potential future plant retirements. Alliant Energy will continue to purchase energy and capacity in the market and intends to remain a net purchaser of both, but at a reduced level assuming the successful completion of these generation projects. The plan also reflects continued commitments to Alliant Energy's energy efficiency and environmental protection programs. The following is a summary of the significant progress Alliant Energy has made to-date regarding the execution of this plan:

- Alliant Energy continues to make progress on acquiring regulatory approvals for the 300 MW, simple-cycle, natural gas-fired generating facility under construction near Sheboygan Falls, Wisconsin. Resources' Non-regulated Generation business began construction of the generating facility in 2004 and is expected to complete the facility in time to meet increased summer demand in 2005. Alliant Energy is proposing that Resources' Non-regulated Generation business would own the facility and enter into a long-term agreement with WPL whereby WPL would operate and maintain the facility and have exclusive rights to the generation output. The facility is expected to cost approximately $150 million, of which approximately $120 million had already been expended as of Dec. 31, 2004. The proposed structure is subject to final PSCW approval.
- In October 2004, the federal renewable energy production tax credit was extended for generating facilities that will be placed in service prior to Jan. 1, 2006. As a result, Alliant Energy has moved forward with its plans to add 230 MW of wind generation to its diversified generation portfolio, preferably as purchased-power agreements. IPL and WPL each currently plan to add up to 100 MW of additional wind generation to their renewable resource portfolios by the end of 2005.
- In May 2004, Alliant Energy announced WPL would pursue plans to build a jointly-owned 500 MW base-load electric plant with Wisconsin Public Service Corporation (WPSC) (respective ownership levels have not yet been determined). The planning process will include feasibility and siting studies. Based on the current energy requirement studies of both companies, WPL expects significant increases in electric supply are likely to be needed to offset rising energy demand and expiring purchased-power agreements by 2010.
- IPL's 565 MW, combined-cycle, natural gas-fired Emery Generating Facility (Emery) near Mason City, Iowa was completed on time and on budget and placed in service in May 2004. The rate making principles included a 12.23% return on common equity.

Alliant Energy reviews and updates, as deemed necessary and in accordance with regulatory requirements, its domestic utility generation requirements on a periodic basis.

Asset Divestitures - Alliant Energy is committed to streamlining its portfolio of businesses to those that can provide meaningful earnings and cash flows for shareowners with acceptable risk profiles, as well as those it is prepared to invest the capital needed to reach the scale necessary to generate such earnings and cash flows. Consistent with this strategic focus and following the divestitures of its Australian, affordable housing, SmartEnergy, Inc., the majority of its oil and gas (WPC) and several other modest businesses in 2003, Alliant Energy completed the divestitures of additional businesses in 2004. In addition, Alliant Energy is in the process of divesting additional non-regulated and domestic utility businesses. The proceeds realized from these asset sales are expected to be available for debt reduction and other general corporate purposes. The following is a summary of Alliant Energy's asset divestiture activities in 2004 and to date in 2005.

Non-regulated Businesses - In November 2004, Alliant Energy completed the sale of its remaining interest in WPC, generating pre-tax proceeds of approximately $30 million and a gain of $0.08 per share. In July 2004, Alliant Energy announced its intention to divest its energy services (Cogenex Corporation and affiliates), gas marketing (NG Energy Trading, LLC (NGE)) and energy management services businesses within its former Integrated Services platform. During the second half of 2004, Alliant Energy completed the sale of NGE and the energy management services business and plans to divest its energy services business (net book value of approximately $40 million at Dec. 31, 2004) during the first half of 2005. As of Dec. 31, 2004, these businesses have been reported as assets held for sale and discontinued operations. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for additional information regarding these businesses.

In January 2005, Alliant Energy also announced its intention to divest in 2005 its oil and gas gathering pipeline systems as well as its investment in a biomass facility, two additional businesses within its former Integrated Services platform. The net book value of these two businesses was approximately $25 million at Dec. 31, 2004. Alliant Energy expects these businesses will qualify for reporting as assets held for sale and discontinued operations in 2005. The 2004 earnings from continuing operations included a loss of $0.04 per share from these two businesses.

Alliant Energy is currently evaluating and considering the full range of options available to it as relates to the future of its non-regulated businesses, including International and Laguna del Mar, with a focus on the pursuit of the action that best protects its interests and maximizes the overall value of its investments for Alliant Energy's shareowners.

Domestic Utility Business - Alliant Energy is currently pursuing the sale of its two nuclear generating facilities, WPL's 41% interest in Kewaunee and IPL's 70% interest in DAEC. In pursuing the sale of both of these facilities, Alliant Energy expects to reduce the financial and operational uncertainty associated with nuclear generating facility ownership and operations, yet still retain the benefit of the output from such plants through purchased-power agreements. In November 2004, the PSCW issued a decision rejecting WPL's and WPSC's joint application to sell Kewaunee to Dominion Resources, Inc. (Dominion). WPL and WPSC joined Dominion and applied for a rehearing with the PSCW to continue the pursuit of the sale of the plant. In January 2005, the PSCW accepted the rehearing petition and expects to rule on the sale in the first half of 2005. Also, Alliant Energy announced in December 2004 its intention to sell its ownership interest in DAEC. Alliant Energy currently intends to enter into a definitive sales agreement for DAEC during 2005 and will then seek all appropriate state and federal regulatory approvals. Refer to Notes 17 and 18 of the "Notes to Consolidated Financial Statements" for additional information regarding the proposed sale of these nuclear generating facilities.

In August 2004, Alliant Energy announced its intention to sell its Illinois electric and gas utility properties (net book value of approximately $50 million to $60 million as of Dec. 31, 2004) owned by IPL and WPL. The administrative costs of serving relatively few customers in a jurisdiction that requires the same regulatory and administrative support as a state with a larger number of customers make it difficult for Alliant Energy to offer its services cost-effectively. Alliant Energy currently intends to enter into a sales agreement for the Illinois properties in the first half of 2005 and any such sales agreement would be subject to regulatory approvals.

In January 2005, WPL and the city of Ripon, Wisconsin finalized a purchase and sale agreement for the sale of the water utility serving the Ripon area. Pending approval by the PSCW, the transfer of ownership of the water utility is expected to take place in the first half of 2005. WPL also continues to make progress on the sale of its water utility in South Beloit, Illinois.

Of all these domestic utility business divestitures, only WPL's water utility in Ripon qualified as assets held for sale as of Dec. 31, 2004 and none of them have been reported as discontinued operations.

Overview - Alliant Energy has two utility subsidiaries, IPL and WPL. WPL has one utility subsidiary, South Beloit Water, Gas and Electric Company (South Beloit). Alliant Energy's utility subsidiaries are currently subject to federal regulation by the Federal Energy Regulatory Commission (FERC), which has jurisdiction over wholesale rates and certain natural gas facilities, and state regulation in Iowa, Wisconsin, Minnesota and Illinois for retail utility rates and standards of service. Such regulatory oversight also covers IPL's and WPL's plans for construction and financing of new generation facilities and related activities.

As a public utility holding company with significant utility assets, Alliant Energy conducts its utility operations in an ever-changing business environment. Electric energy generation, transmission and distribution are facing a period of fundamental change resulting from potential legislative, regulatory, economic and technological changes. However, the pace of restructuring in Alliant Energy's primary retail electric service territories has been delayed (and may continue to be delayed for a long period of time) due to uncertainty and developments in the industry. Alliant Energy cannot predict the timing of a restructured electric industry or the impact on its financial condition or results of operations.

Certain Recent Developments - Details of Alliant Energy's domestic utility rate cases impacting its historical and future results of operations are as follows (dollars in millions; Electric (E); Gas (G); Water (W); To Be Determined (TBD); Not Applicable (N/A); Fuel-related (F-R)):

Case	Utility Type	Filing Date	Increase Requested	Interim Increase Granted (1)	Interim Effective Date	Final Increase Granted (1)	Final Effective Date	Expected Final Effective Date	Return on Common Equity	Notes
WPL:										
2002 retail	E/G/W	8/01	$104	$49	4/02	$82	9/02	N/A	12.3%	
2003 retail	E/G/W	5/02	123	--	N/A	81	4/03	N/A	12%	
2004 retail	E/G/W	3/03	87	--	N/A	14	1/04	N/A	12%	
2005/2006 retail	E/G	9/04	63	N/A	N/A	TBD	TBD	7/05	TBD	(2)
2004 retail (F-R)	E	2/04	16	16	3/04	10	10/04	N/A	N/A	(3)
2004 retail (F-R)	E	12/04	9	--	N/A	--	N/A	N/A	N/A	(4)
South Beloit retail - IL	G/W	10/03	1	N/A	N/A	1	10/04	N/A	G-9.87%/ W-9.64%	
Wholesale	E	2/02	6	6	4/02	3	1/03	N/A	N/A	
Wholesale	E	3/03	5	5	7/03	5	2/04	N/A	N/A	
Wholesale	E	8/04	12	12	1/05	TBD	TBD	8/05	N/A	
IPL:										
IA retail	E	3/02	82	15	7/02	26	5/03	N/A	11.15%	
IA retail	G	7/02	20	17	10/02	13	8/03	N/A	11.05%	
IA retail	E	3/04	149	98	6/04	107	2/05	N/A	(a)	
MN retail	E	5/03	5	2	7/03	1	9/04	N/A	11.25%	(3)

(a) Emery - 12.23% and Other - 10.7%

(1) Interim rate relief is implemented, subject to refund, pending determination of final rates. The final rate relief granted replaces the amount of interim rate relief granted.
(2) The 2005/2006 retail rate case is based on a test period from July 2005 to June 2006.
(3) Since the final increase was lower than the interim relief granted, a refund to customers was made in 2004.
(4) The PSCW denied WPL's request for a rate increase in this proceeding during an oral hearing held in February 2005. WPL expects to receive the final written order in March 2005 and will consider its alternatives upon a thorough review of such written order.

With the exception of recovering a return on Emery, which was a large component of IPL's 2004 retail Iowa electric rate case, and on other additions to IPL's and WPL's infrastructure, a significant portion of the rate increases included in the previous table reflect the recovery of increased costs incurred by IPL and WPL or costs they expect to incur. In addition to the 2005/2006 retail base rate case, WPL currently plans to file an estimated $25 million to $35 million fuel-related rate case in the first quarter of 2005, with anticipated approval from the PSCW to implement interim rates for the fuel-related increase to be effective approximately three weeks after the filing is made. The major drivers in WPL's base rate and fuel-related rate cases for 2005 are both fixed and variable fuel and purchased power costs. Thus, the potential increase in revenues related to these rate increase requests is not expected to result in a meaningful increase in net income.

WPL's retail electric rates are based on annual forecasted fuel and purchased power costs. Under PSCW rules, WPL can seek rate increases for increases in the cost of electric fuel and purchased power if it experiences an increase in costs that are more than 3% higher than the estimated costs used to establish rates. The PSCW attempts to authorize, after a required hearing, interim fuel-related rate increases within 21 days of notice to customers. Any such change in rates would be effective prospectively and would require a refund with interest at the overall authorized return on common equity if final rates are determined to be lower than interim rates approved. Rate decreases due to decreases in fuel-related costs can be implemented without hearing. The rules also include a process whereby Wisconsin utilities can seek deferral treatment of emergency changes in fuel-related costs between fuel-related or base rate cases. Such deferrals would be subject to review, approval and recovery in future fuel-related or base rate cases.

In 2004, a new law impacting ratemaking was passed in Iowa. The new law allows utilities to place in effect interim rates, subject to refund, without review by the Iowa Utilities Board (IUB) within ten days of filing a general rate increase request. The law also allows the IUB to consider known and measurable changes in costs and revenues occurring within nine months from the end of the historical test year in setting final rates in a rate case. Both of these changes are designed to mitigate regulatory lag in Iowa ratemaking, which uses a historical versus projected test year in setting rates.

In 2002, IPL filed with the Internal Revenue Service (IRS) for a change in method of accounting for tax purposes for 1987 through 2001 that would allow a current deduction related to mixed service costs. Such costs had previously been capitalized and depreciated for tax purposes over the appropriate tax lives. This change would create a significant current tax benefit that has not been reflected in Alliant Energy's results of operations pending a decision from the IUB on the required rate making treatment of the benefit. In its April 2003 order, the IUB approved IPL's proposed accounting treatment to defer the tax savings as a regulatory liability resulting from the change of accounting method until the IRS audit on this issue is complete. The rate making impact will be addressed once the issue is resolved with the IRS, which is expected to occur in 2005 or 2006. There would be no material negative impact on Alliant Energy's results of operations or financial position should the IRS reject IPL's proposal.

Energy-related legislation is currently pending in the United States (U.S.) Congress that, among other proposals, would repeal PUHCA. However, it is uncertain when or whether such legislation will be enacted or what impact it would have on Alliant Energy.

RESULTS OF OPERATIONS

Unless otherwise noted, all "per share" references in the Results of Operations section refer to **diluted** EPS.

Overview - Refer to "Executive Summary" for an overview of Alliant Energy's 2004, 2003 and 2002 earnings and the various components of Alliant Energy's business.

Domestic Utility Electric Margins - Electric margins, megawatt-hour (MWh) sales and cooling degree day data for Alliant Energy were as follows:

	Revenues and Costs (in millions)					MWhs Sold (in thousands)				
	2004	2003	*	2002	**	**2004**	2003	*	2002	**
Residential	**$716.7**	$684.6	5%	$626.9	9%	**7,354**	7,565	(3%)	7,616	(1%)
Commercial	**437.8**	409.7	7%	376.4	9%	**5,702**	5,663	1%	5,542	2%
Industrial	**609.9**	571.6	7%	526.8	9%	**12,596**	12,345	2%	12,297	--
Total from retail customers	**1,764.4**	1,665.9	6%	1,530.1	9%	**25,652**	25,573	--	25,455	--
Sales for resale	**185.8**	195.8	(5%)	160.3	22%	**5,102**	5,495	(7%)	4,805	14%
Other	**58.8**	55.4	6%	62.1	(11%)	**178**	184	(3%)	197	(7%)
Total revenues/sales	**2,009.0**	1,917.1	5%	1,752.5	9%	**30,932**	31,252	(1%)	30,457	3%
Electric production fuel and purchased-power expense	**747.4**	730.6	2%	651.8	12%					
Margins	**$1,261.6**	$1,186.5	6%	$1,100.7	8%					

* Reflects the % change from 2003 to 2004. ** Reflects the % change from 2002 to 2003.

Cooling degree days*:	Actual 2004	2003	2002	Normal
Cedar Rapids (IPL)	**139**	276	397	379
Madison (WPL)	**138**	224	356	242

* Cooling degree days are calculated using a 70 degree base. Normal degree days are calculated using a fixed 30-year average most recently updated in February 2002.

Electric margins increased $75 million, or 6%, in 2004, primarily due to the impact of various rate increases implemented in 2004 and 2003, which included increased revenues to recover a significant portion of higher utility operating expenses, an approximate 2% increase in weather-normalized sales and lower purchased-power capacity costs at IPL. This sales growth included an increase of 2% in industrial sales, reflecting improving economic conditions in Alliant Energy's domestic utility service territories. These items were partially offset by the impact of extremely mild weather in 2004, $8 million of lower energy conservation revenues and the effect of WPL implementing seasonal rates for the first time in April 2003. Alliant Energy estimates the mild weather conditions had a negative impact of approximately $33 million to $38 million on its electric utility margins in 2004 compared to normal weather. By comparison, Alliant Energy estimates the impact of weather had a negative impact of approximately $9 million to $10 million on its electric utility margins in 2003 compared to normal weather. The reduced energy conservation revenues were largely offset by lower energy conservation expenses.

Electric margins increased $86 million, or 8%, in 2003, primarily due to the impact of rate increases implemented in 2003 and 2002, including increased revenues to recover a significant portion of higher utility operating expenses, lower purchased-power and fuel costs impacting margins, the impact of WPL implementing seasonal rates in 2003 for the first time, weather-normalized retail sales growth and higher sales to non-retail customers. These items were partially offset by milder weather conditions in 2003 compared to 2002.

In April 2003, WPL implemented seasonal electric rates that are designed to result in higher rates for the peak demand period from June 1 through Sept. 30 and lower rates in all other periods during each calendar year. As a result, total annual revenues are not expected to be impacted significantly. However, given the seasonal rates were not yet effective in the first quarter of 2003, the impact of seasonal rates increased the 2003 electric margins by approximately $6 million compared to the 2004 and 2002 electric margins.

Domestic Utility Gas Margins - Gas margins, dekatherm (Dth) sales and heating degree day data for Alliant Energy were as follows:

	Revenues and Costs (in millions)					Dths Sold (in thousands)				
	2004	2003	*	2002	**	**2004**	2003	*	2002	**
Residential	**$315.6**	$310.7	2%	$218.7	42%	**29,338**	31,871	(8%)	30,931	3%
Commercial	**172.3**	162.7	6%	111.3	46%	**19,199**	19,947	(4%)	19,348	3%
Industrial	**38.4**	34.2	12%	25.2	36%	**5,127**	5,093	1%	5,373	(5%)
Transportation/other	**43.5**	59.3	(27%)	38.8	53%	**49,626**	48,978	1%	47,386	3%
Total revenues/sales	**569.8**	566.9	1%	394.0	44%	**103,290**	105,889	(2%)	103,038	3%
Cost of gas sold	**396.9**	396.1	--	249.0	59%					
Margins	**$172.9**	$170.8	1%	$145.0	18%					

* Reflects the % change from 2003 to 2004. ** Reflects the % change from 2002 to 2003.

Heating degree days*:	Actual 2004	2003	2002	Normal
Cedar Rapids (IPL)	**6,463**	6,883	6,577	6,899
Madison (WPL)	**6,831**	7,337	6,929	7,485

* Heating degree days are calculated using a 65 degree base. Normal degree days are calculated using a fixed 30-year average most recently updated in February 2002.

Gas margins increased $2.1 million, or 1%, in 2004, primarily due to improved results of $3.5 million from WPL's performance-based gas commodity cost recovery program (benefits are shared by ratepayers and shareowners), partially offset by lower sales due to milder weather conditions in 2004 compared to 2003. Gas revenues and cost of gas sold were higher in 2003 compared to 2002 primarily due to increased natural gas prices. Due to Alliant Energy's rate recovery mechanisms for gas costs, these price differences alone had little impact on gas margins. Gas margins increased $26 million, or 18%, in 2003, primarily due to the impact of several rate increases implemented during 2003 and 2002, improved results of $2.7 million from WPL's performance-based gas commodity cost recovery program, continued modest customer growth and slightly more favorable weather conditions during the heating season in 2003 compared to 2002.

Refer to "Rates and Regulatory Matters" for discussion of various electric and gas rate filings. Refer to Note 1(i) of the "Notes to Consolidated Financial Statements" for information relating to utility fuel and natural gas cost recovery.

Domestic Utility Other Revenues - Other revenues for the domestic utilities decreased $14 million in 2004, primarily due to $13 million of lower construction management revenues from Alliant Energy's WindConnect™ program, resulting from uncertainty in 2004 regarding the extension of the federal renewable energy production tax credit. This decrease was largely offset by lower operating expenses related to these activities. In the fourth quarter of 2004, the federal renewable energy production tax credit was extended for generating facilities placed in service prior to Jan. 1, 2006. Other revenues for the domestic utilities increased $19 million in 2003, largely due to increased revenues from WindConnect™, which were largely offset by higher operating expenses related to WindConnect™.

Non-regulated Revenues - Details regarding Alliant Energy's non-regulated revenues were as follows (in millions):

	2004	2003	2002
International	**$136**	$117	$100
Environmental engineering and site remediation	**85**	90	76
Non-regulated Generation	**25**	24	9
Transportation	**23**	20	20
Other (includes eliminations)	**20**	28	20
	$289	$279	$225

The increased International revenues in 2004 were primarily due to increased production at Alliant Energy's generating facilities in China resulting from increased electricity and steam demand, the acquisition of an additional generating facility in China in 2003 and tariff increases to recover a portion of higher coal and related transportation costs in China. The increased International revenues in 2003 were primarily due to acquisitions of additional generating facilities in China during 2002 and 2003. The 2003 Environmental revenues were higher than those in 2004 and 2002, primarily due to a large construction management project in 2003. The higher Non-regulated Generation revenues in 2003 were primarily due to the acquisition in the first quarter of 2003 of a 309 MW non-regulated, tolled (through May 2008), natural gas-fired power plant in Neenah, Wisconsin. The higher 2003 Other revenues were primarily due to increased revenues from Alliant Energy's oil and gas gathering pipeline systems (which Alliant Energy is in the process of divesting).

Other Operating Expenses - Other operation and maintenance expenses for the domestic utilities increased $5.4 million in 2004, primarily due to increases in employee and retiree benefits (comprised of compensation, medical and pension costs) and other administrative and general expenses. These items were largely offset by the impact of comprehensive cost-cutting and operational efficiency efforts, lower energy conservation expenses and $9.5 million of lower expenses for WindConnect™. Other operation and maintenance expenses for the domestic utilities increased $79 million in 2003, primarily due to increases in the amortization of deferred costs that are now being recovered in rates and increased employee and retiree benefits, WindConnect™ and nuclear expenses. The increased nuclear expenses in 2003 resulted primarily from a planned refueling outage at Kewaunee in 2003. A similar planned outage occurred in 2004 but there was no refueling outage in 2002. These 2003 items were partially offset by lower fossil generation expenses due to the timing of boiler plant maintenance.

Non-regulated operation and maintenance expenses were as follows (in millions):

	2004	2003	2002
International	**$114**	$90	$77
Environmental engineering and site remediation	**78**	79	68
Non-regulated Generation	**12**	14	16
Transportation	**12**	12	11
Other (includes eliminations)	**39**	47	28
	$255	$242	$200

FINANCIAL INFORMATION

The variances in 2004 and 2003 were largely driven by the same factors impacting the revenue variances discussed previously. The International increase in 2004 was also due to higher coal and related transportation costs for its generating facilities in China and higher litigation-related expenses incurred defending Alliant Energy's shareholder rights in Brazil. Refer to "Other Matters - Market Risk Sensitive Instruments and Positions - Commodity Price Risk" and "Other Matters - Other Future Considerations - Brazil" for additional discussion of these issues. Charges of $3.5 million and $4.8 million were included in Non-regulated Generation in 2003 and 2002, respectively, for cancelled contracts and generation projects. Asset valuation charges of $2.2 million and $6.4 million are included in Other in 2004 and 2003, respectively, related to a small biomass facility (which Alliant Energy is in the process of divesting).

Depreciation and amortization expense increased $30 million and $24 million in 2004 and 2003, respectively. The 2004 increase was primarily due to utility property additions, including Emery, and the implementation of higher depreciation rates at IPL on Jan. 1, 2004 resulting from an updated depreciation study. The 2003 increase was primarily due to utility property additions, an increase of $11 million in non-regulated depreciation and amortization due largely to acquisitions at the non-regulated businesses and higher contributions of $4.4 million to IPL's nuclear decommissioning trust fund.

Taxes other than income taxes increased $11 million and decreased $14 million in 2004 and 2003, respectively, primarily due to changes in property taxes at IPL related to a 2003 property tax settlement and expiration of provisions which required additional payments in the early years of the revised property tax regulations in Iowa. The 2004 increase also was due to increased gross receipts taxes at WPL.

Refer to "Rates and Regulatory Matters" for discussion of the interplay between utility operating expenses and utility margins given their impact on Alliant Energy's utility rate activities.

Interest Expense and Other - Interest expense decreased $28 million and increased $25 million in 2004 and 2003, respectively. The 2004 decrease was primarily due to a $21 million decrease in interest expense at Alliant Energy's non-regulated businesses resulting from lower average borrowings as a result of debt retirements during 2003 and 2004 (largely from the use of asset sale proceeds), $5.6 million of credit facility fees incurred during the first half of 2003 and the capitalization of $5.4 million of interest in 2004 related to the generating facility under construction near Sheboygan Falls, Wisconsin. The 2004 decrease was also due to the impact of additional equity issued by Alliant Energy during 2003 and 2004 and various debt refinancings. The 2003 increase was primarily due to higher average borrowing rates at Resources due to an increase in the mix of long- versus short-term debt outstanding, higher credit facility fees at Resources and higher interest expense at the parent company. The 2003 increase was partially offset by the impact of lower average borrowings at Resources.

Loss on early extinguishment of debt includes debt repayment premiums and charges for the unamortized debt expenses related to long-term debt retirements. The $8.9 million in 2004 relates to $42 million of senior notes retired by Resources. The $16.9 million in 2003 relates to $72 million of senior notes retired by Resources and $24 million of senior notes retired by the parent company.

Equity (income) loss from Alliant Energy's unconsolidated investments was as follows (in millions):

	2004	2003	2002
American Transmission Company LLC (ATC)	**($19)**	($16)	($14)
Brazil	**(17)**	(9)	23
New Zealand	**(11)**	(8)	(4)
Wisconsin River Power Company (WRPC)	**(6)**	(5)	(3)
Alliant Energy Synfuel LLC ((Synfuel) - excludes tax benefits)	**19**	20	13
Other	**(1)**	(1)	(2)
	($35)	($19)	$13

The higher equity income from ATC in 2004 and 2003 was due to rate increases at ATC. The higher equity income from Alliant Energy's Brazil investments in 2004 was primarily due to the impact of rate increases implemented at the Brazilian operating companies in 2004 and 2003 and a gain of $5.1 million (representing Alliant Energy's allocated portion of the total gain) realized in 2004 from the sale of two hydroelectric plants, partially offset by higher operating and interest expenses at the Brazilian operating companies. The improved results from New Zealand during 2004 were primarily due to higher margins as a result of increased energy prices. The Brazil and New Zealand results do not include Alliant Energy's allocated debt capital and overhead charges.

The improved results for Brazil during 2003 were primarily due to: rate increases implemented at all five of the Brazil operating companies throughout 2003; an increase in electric sales volumes of approximately 7% in 2003 compared to 2002; foreign currency transaction gains of $2.4 million and losses of $6.5 million during 2003 and 2002, respectively, related to approximately $40 million in debt at one of the Brazilian operating companies; and charges of $7.7 million during 2002 resulting from the receipt of regulatory orders related to the recovery of various costs. The increased earnings from New Zealand during 2003 were primarily due to higher energy prices and gains on asset sales in 2003. In the second quarter of 2002, Synfuel purchased an equity interest in a synthetic fuel processing facility. The synthetic fuel project generates operating losses at its fuel processing facility, which are more than offset by tax credits and the tax benefit of the losses the project generates. All tax benefits are included in "Income taxes" in the Consolidated Statements of Income.

Allowance for funds used during construction (AFUDC) was significantly higher in 2004 and 2003 compared to 2002, primarily due to the construction of Emery in 2004 and 2003. Preferred dividend requirements of subsidiaries increased $11 million in 2003 due to an increase in the aggregate amount of preferred stock outstanding at IPL and a higher dividend rate. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for discussion of the asset valuation charge recorded by Resources in 2002 related to its McLeodUSA Incorporated (McLeod) available-for-sale securities.

Interest income and other increased $6.9 million and $11 million in 2004 and 2003, respectively. The 2004 increase was due to a pre-tax gain of $14.2 million upon the sale of Alliant Energy's remaining interest in WPC, partially offset by $7.0 million of lower interest income due largely to the impact of ceasing accruing interest income on the loan receivable related to Laguna del Mar effective Jan. 1, 2004. Refer to "Other Matters - Critical Accounting Policies - Asset Valuations - Investments" for additional discussion. The 2003 increase was largely due to the recording of pre-tax asset valuation charges related to Alliant Energy's investments in Energy Technologies ($2.8 million in 2003 and $10 million in 2002), improvements in the non-cash valuation adjustments related to Resources' McLeod trading securities and gains from asset sales realized in 2003. The 2003 items were partially offset by lower interest income from loans to discontinued operations due to asset sales during 2003. Refer to Note 1(p) of the "Notes to Consolidated Financial Statements" for additional information.

Income Taxes - The effective income tax rates for Alliant Energy's continuing operations were 26.7%, 28.5% and 31.8% in 2004, 2003 and 2002, respectively. The lower effective income tax rate for 2004 was primarily due to the impact of legislation passed in Iowa in late 2004 related to additional bonus depreciation tax deductions IPL was allowed to take in 2003 and 2004 under the provisions of the new legislation and differences in property-related temporary differences for which deferred tax expense is not recorded pursuant to Iowa rate making principles. Alliant Energy does not anticipate that the impact of Iowa bonus depreciation tax deductions will have a material effect on 2005 and future years. The increase was partially offset by a $4.4 million tax charge recorded in the fourth quarter of 2004 related to recording U.S. taxes on unremitted 2004 and prior year earnings from its China investments at a rate of 5.25% as a result of Alliant Energy's intent to repatriate these earnings to the U.S. in 2005 under the provisions of the recently enacted American Jobs Creation Act (AJCA) tax legislation. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information regarding the effective income tax rates.

Income (Loss) from Discontinued Operations - Refer to Note 16 of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's discontinued operations.

Cumulative Effect of Changes in Accounting Principles - In 2003, Alliant Energy recorded after-tax charges of $3.9 million and $2.1 million for the cumulative effect of changes in accounting principles related to the adoption on Jan. 1, 2003 of Statement of Financial Accounting Standards (SFAS) 143, "Accounting for Asset Retirement Obligations," and Emerging Issues Task Force Issue 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities," within WPC and NGE, respectively. Alliant Energy has subsequently divested both of these businesses.

LIQUIDITY AND CAPITAL RESOURCES

Overview - Alliant Energy believes it has a strong liquidity position and expects to maintain this position over its planning period of 2005 to 2009 as a result of its available capacity under its revolving credit facilities and sale of accounts receivable program, stable operating cash flows from its core domestic utility business and its remaining balance of available cash and temporary cash investments. Based on expected operating cash flows and plans to maintain a consolidated debt-to-total capitalization ratio of approximately 50%, Alliant Energy believes it will be able to secure the additional capital required to implement its strategic plan through the 2005 to 2009 planning period. Alliant Energy believes its ability to secure additional capital has been significantly enhanced by its actions during the last several years to strengthen its balance sheet as is evidenced by, among other items, its current debt-to-total capitalization ratio of 48% compared to 61% in early 2003.

Primary Sources and Uses of Cash - Alliant Energy's most significant source of cash is electric and gas sales to its domestic utility customers. Cash from these sales reimburse Alliant Energy for prudently incurred expenses to provide service to its domestic utility customers and provides Alliant Energy a return on the assets that are utilized to provide such services. Utility operating cash flows are expected to substantially cover Alliant Energy's domestic utility maintenance capital expenditures and dividends paid to Alliant Energy's shareowners. The capital requirements needed to retire maturing debt and pay capital expenditures associated with building additional generation at its domestic utilities and capital expenditures at its non-regulated businesses are expected to be financed largely through external financings and proceeds from asset divestitures, supplemented by internally generated funds. In order to maintain its planned consolidated capitalization ratios, Alliant Energy may periodically issue additional equity as well as debt to fund such capital requirements.

Cash and Temporary Cash Investments - As of December 31, 2004, Alliant Energy and its subsidiaries had approximately $263 million of cash and temporary cash investments, of which approximately $74 million consisted of deposits in foreign bank accounts. Alliant Energy plans to repatriate the majority of the cash from its International businesses in 2005 under the provisions of the AJCA passed in 2004.

Cash Flows - Selected information from the Consolidated Statements of Cash Flows was as follows (in millions):

	2004	2003	2002
Cash flows from (used for):			
Operating activities	**$501.6**	$460.7	$541.3
Investing activities	**(639.5)**	(275.7)	(625.6)
Financing activities	**159.7**	(1.9)	77.2

Cash Flows from (used for) Operating Activities -
Historical Changes in Cash Flows from Operating Activities - In 2004, Alliant Energy's cash flows from operating activities increased $41 million primarily due to changes in working capital caused largely by the timing of vendor payments and receivable collections as well as the impact of implementing rate increases at IPL and WPL, partially offset by changes in the levels of accounts receivable sold and higher pension plan contributions. In 2003, Alliant Energy's cash flows from operating activities decreased $81 million primarily due to changes in working capital caused largely by the timing of receivable collections as well as changes in the levels of accounts receivable sold, partially offset by the impact of implementing rate increases at IPL and WPL and lower pension plan contributions.

Sale of Accounts Receivable - Refer to Note 4 of the "Notes to Consolidated Financial Statements" for information on IPL's sale of accounts receivable program. WPL discontinued its sale of accounts receivable program in 2004.

Cash Flows from (used for) Investing Activities -
Historical Changes in Cash Flows used for Investing Activities - In 2004, Alliant Energy's cash flows used for investing activities increased $364 million primarily due to proceeds received from asset sales (primarily WPC and its Australian business) in 2003, partially offset by the 2003 acquisition by Resources of a 309 MW power plant in Neenah, Wisconsin, and lower expenditures associated with the construction of Emery. In 2003, Alliant Energy's cash flows used for investing activities decreased $350 million primarily due to proceeds from asset sales, partially offset by construction expenditures for the Emery plant.

Construction and Acquisition Expenditures - Capital expenditures, investments and financing plans are continually reviewed, approved and updated as part of Alliant Energy's ongoing strategic planning and budgeting processes. In addition, material capital expenditures and investments are subject to a rigorous cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including, but not limited to, economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, the level of Alliant Energy's profitability, Alliant Energy's desire to maintain investment-grade credit ratings and reasonable capitalization ratios, variations in sales, changing market conditions and new opportunities. Alliant Energy currently anticipates construction and acquisition expenditures during 2005 and 2006 as follows (in millions):

	Alliant Energy		IPL		WPL	
	2005	2006	2005	2006	2005	2006
Domestic utility business-related:						
Transmission and distribution (electric and gas)	$275	$265	$155	$140	$120	$125
Generation:						
Existing plants	85	90	55	60	30	30
Sheboygan Falls facility (1)	30	--	N/A	N/A	N/A	N/A
Environmental	30	35	--	5	30	30
Other miscellaneous utility property	90	90	45	50	45	40
Non-regulated (primarily China and synthetic fuel)	115-145	125-145	N/A	N/A	N/A	N/A
	$625-655	$605-625	$255	$255	$225	$225

(1) Non-regulated Generation in support of domestic utility generation plan

Alliant Energy has not yet entered into contractual commitments relating to the majority of its anticipated capital expenditures. As a result, Alliant Energy does have discretion with regard to the level of capital expenditures eventually incurred and it closely monitors and updates such estimates on an ongoing basis based on numerous economic and other factors. Refer to "Strategic Overview" for a further discussion of Alliant Energy's domestic utility generation plan as well as an update on Alliant Energy's asset divestitures.

<u>**Cash Flows from (used for) Financing Activities**</u> -

Historical Changes in Cash Flows from (used for) Financing Activities - In 2004, Alliant Energy's cash flows from financing activities increased $162 million primarily due to changes in the amount of debt issued and retired, partially offset by lower proceeds from common and preferred stock issuances compared to 2003. In 2003, Alliant Energy's cash flows from financing activities decreased $79 million primarily due to changes in the amounts of debt and preferred stock issued and retired, partially offset by proceeds from a 2003 common equity offering and lower common stock dividends due to the dividend reduction implemented in 2003.

PUHCA Financing Authorizations - In 2004, Alliant Energy, Resources and IPL received Securities and Exchange Commission (SEC) approval under an Omnibus Financing Order for their ongoing program of external financing, credit support arrangements and other related proposals for the period through Dec. 31, 2007. Among other things, the approval authorized Alliant Energy, directly or through financing subsidiaries, to issue common and preferred stock, long-term debt securities and short-term debt securities up to a combined amount of $500 million; to provide guarantees and credit support for obligations of its subsidiaries up to an amount of $3.0 billion; to enter into hedging transactions to manage interest rate costs and risk exposure; and to increase its aggregate investment limit in exempt wholesale generators and foreign utility companies to 100% of consolidated retained earnings. The approval, among other things, also authorized Resources to provide guarantees and credit support for obligations of non-utility subsidiaries up to an amount of $600 million outstanding at any one time and IPL to issue preferred stock, long-term debt securities and short-term debt securities up to a combined amount of $700 million. Issuance of debt securities by WPL is exempt from regulation under provisions of PUHCA.

State Regulatory Agency Financing Authorizations - IPL has authorization for short-term borrowings of $300 million. WPL has authorization for short-term borrowings of $240 million, $185 million for general corporate purposes and an additional $55 million should WPL repurchase its variable rate demand bonds.

Shelf Registrations - In 2004, Alliant Energy, IPL and WPL each filed separate shelf registrations with the SEC. Alliant Energy's shelf registration allows Alliant Energy flexibility to offer from time to time up to an aggregate of $300 million of common stock, stock purchase contracts and stock purchase units. IPL's shelf registration allows IPL flexibility to offer from time to time up to an aggregate of $210 million of preferred stock, senior unsecured debt securities and collateral trust bonds. WPL's shelf registration allows WPL flexibility to offer from time to time up to an aggregate of $150 million of its preferred stock, senior unsecured debt securities and first mortgage bonds. Alliant Energy, IPL and WPL had $208 million, $85 million and $50 million remaining available under their respective shelf registrations as of Dec. 31, 2004.

Common Stock Dividends - In October 2004, Alliant Energy announced an increase in its quarterly common stock dividend from $0.25 per share to $0.2625 per share, which is equivalent to an annual rate of $1.05 per share, beginning with the Nov. 15, 2004 dividend payment. Alliant Energy's general long-term goal is to maintain a dividend payout ratio similar to standard industry averages, which are currently in a range of approximately 60% to 70% of Alliant Energy's utility earnings.

Common Stock Issuances - In 2004, Alliant Energy entered into a sales agreement with Cantor Fitzgerald & Co., under which Alliant Energy may sell from time to time up to 7.5 million shares of its common stock. During 2004, Alliant Energy issued approximately 3.6 million shares of new common stock and received approximately $90 million in net proceeds under this sales agreement. Subject to market conditions and other factors, Alliant Energy is contemplating issuing up to $90 million of total common equity during 2005, including issuances under its Shareowner Direct Plan and 401(k) Savings Plan (Alliant Energy issued approximately $23 million of equity under these two plans in 2004).

Long-term Debt - In February 2005, Resources retired an additional $100 million of its 7.375% senior notes due 2009, incurring a total of approximately $16 million of pre-tax debt repayment premiums and charges for the unamortized debt expenses related to these debt retirements. During 2004, Resources also retired $7 million of its 7.375% senior notes due 2009, $25 million of its 7% senior notes due 2011 and $10 million of its 9.75% senior notes due 2013. Resources incurred a total of approximately $0.05 per share of debt repayment premiums and charges for the unamortized debt expenses related to these debt retirements.

In October 2004, Resources' wholly-owned New Zealand subsidiary issued NZ$100 million of non-recourse redeemable preference shares due 2007, secured by its investment in TrustPower Ltd., to take advantage of the strength of the New Zealand currency. Holders of the redeemable preference shares will receive semi-annual cash dividends of approximately NZ$3.4 million. Given their characteristics, the redeemable preference shares are reported as "Long-term debt, net (excluding current portion)" on the Consolidated Balance Sheet. The majority of the approximately US$68 million of proceeds from this transaction has been repatriated to Resources, with no income tax implications, and has been used for general corporate purposes and to fund further debt reduction at Resources.

In August 2004, WPL issued $100 million of 6.25% senior debentures due 2034 and used the proceeds to repay short-term debt, including $62 million incurred in connection with the repayment at maturity of 7.75% first mortgage bonds in June 2004, and for general corporate purposes. IPL issued $25 million and $100 million of 6.30% senior debentures due 2034 in August 2004 and May 2004, respectively, and used the proceeds to repay short-term debt primarily incurred in the construction of Emery and for general corporate purposes.

Refer to "Certain Financial Commitments - Contractual Obligations" for the timing of Alliant Energy's long-term debt maturities. Refer to Note 8 of the "Notes to Consolidated Financial Statements" for additional information on short- and long-term debt.

Short-term Debt - Alliant Energy and its subsidiaries are party to various credit facilities and other borrowing arrangements. In July 2004, Alliant Energy completed the syndication of three revolving credit facilities (facilities) totaling $650 million ($100 million for Alliant Energy at the parent company level, $300 million for IPL and $250 million for WPL), which support commercial paper and are available for direct borrowings. The facility at the parent company is used to fund Resources and Corporate Services as well as its own needs. These facilities are designed to be five-year facilities with the length of the facilities subject to various regulatory approvals given the term is longer than a 364-day facility. Alliant Energy expects to receive the remaining regulatory approvals in 2005. In addition to funding working capital needs, the availability of short-term financing provides the companies flexibility in the issuance of long-term securities. The level of short-term borrowing fluctuates based on seasonal corporate needs, the timing of long-term financings and capital market conditions. Information regarding commercial paper at Dec. 31, 2004 was as follows (dollars in millions):

	Alliant Energy	Parent Company	IPL	WPL
Commercial paper:				
Amount outstanding	$83	$--	$36	$47
Weighted average maturity	3 days	N/A	3 days	3 days
Discount rates	2.25-2.27%	N/A	2.27%	2.25%
Available capacity	$557	$100	$264	$193*

* WPL's capacity is limited to $240 million due to a PSCW regulatory restriction.

Creditworthiness -

Credit Facilities - Alliant Energy's, IPL's and WPL's credit facility agreements contain various covenants, including the following:

Covenant Description	Covenant Requirement	Status at Dec. 31, 2004
Alliant Energy:		
Consolidated debt-to-capital ratio	Less than 65%	48%
Interest coverage ratio	At least 2.5x	4.2x
IPL debt-to-capital ratio	Less than 58%	46%
WPL debt-to-capital ratio	Less than 58%	34%

The debt component of the capital ratios includes long- and short-term debt (excluding non-recourse debt and trade payables), capital lease obligations, letters of credit and guarantees of the foregoing and unfunded vested benefits under qualified pension plans. The equity component excludes accumulated other comprehensive income (loss). The interest coverage ratio is calculated by adding depreciation and amortization expense to operating income and dividing by interest expense.

Alliant Energy's credit facility contains a cross default provision providing it is a default under the credit facility if the majority-owned subsidiaries of Alliant Energy default on debt totaling $50 million or more. A default by a minority-owned affiliate would not create a cross default. A default by Alliant Energy or Resources would not be a cross default for WPL or IPL, nor would a default by either of the utilities create a cross default for the other utility.

Alliant Energy's, IPL's and WPL's credit facilities contain negative pledge provisions, which generally prohibit placing liens on any of the property of Alliant Energy or its subsidiaries with certain exceptions, including among others, for the issuance of secured debt under first mortgage bond indentures by IPL and WPL, non-recourse project financing, purchase money liens, and liens on the ownership interests in or assets of foreign subsidiaries to secure not more than $300 million aggregate principal amount of foreign debt.

Alliant Energy's, IPL's and WPL's credit facilities contain material adverse change (MAC) clauses. Before each extension of credit (each borrowing under the facilities), unless the borrowing will be used exclusively to repurchase commercial paper issued by or on behalf of the borrower, each borrower must represent and warrant that no MAC has occurred since December 31, 2003. A MAC is defined as a change that would create: (1) a MAC in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the borrower or the borrower and its subsidiaries taken as a whole; (2) a material impairment of the ability of the borrower to perform its obligations under a credit facility agreement to which it is a party; or (3) a MAC upon the legality, validity, binding effect or enforceability against the borrower of the credit agreement to which it is a party.

Alliant Energy's, IPL's and WPL's credit facilities contain provisions that require, during the term of the facilities, any proceeds from asset sales, with certain exclusions, in excess of 20% of their respective consolidated assets be used to reduce commitments under their respective facilities. Exclusions include, among others, certain sale and lease-back transactions, and any potential sales of Alliant Energy's nuclear, transmission or international assets.

Credit Ratings and Balance Sheet - Access to the capital and credit markets, and costs of obtaining external financing, are dependent on creditworthiness. Alliant Energy is committed to taking the necessary steps required to maintain investment-grade credit ratings and a strong balance sheet. Although Alliant Energy believes the actions taken in 2003 and 2004 to strengthen its balance sheet will enable it to maintain investment-grade credit ratings, no assurance can be given that it will be able to maintain its existing credit ratings. If Alliant Energy's credit ratings are downgraded in the future, then Alliant Energy's borrowing costs may increase and its access to capital markets may be limited. If access to capital markets becomes significantly constrained, then Alliant Energy's results of operations and financial condition could be materially adversely affected. Alliant Energy's current credit ratings and outlook are as follows (long-term debt ratings only apply to senior debt):

		Standard & Poor's Rating Services	Moody's Investors Service (Moody's)
IPL	Secured long-term debt	A-	A3
	Unsecured long-term debt	BBB	Baa1
	Commercial paper	A-2	P-2
	Corporate/issuer	BBB+	Baa1
WPL	Secured long-term debt	A-	A1
	Unsecured long-term debt	BBB+	A2
	Commercial paper	A-2	P-1
	Corporate/issuer	A-	A2
Resources (a)	Unsecured long-term debt	BBB	Baa2 (b)
	Corporate/issuer	BBB+	Not rated
Alliant Energy	Unsecured long-term debt	BBB	Not rated
	Commercial paper	A-2	P-2 (b)
	Corporate/issuer	BBB+	Not rated
All Entities	Outlook	Negative	Stable

(a) Resources' debt is fully and unconditionally guaranteed by Alliant Energy.
(b) Moody's upgraded Resources' unsecured long-term debt and Alliant Energy's commercial paper ratings in February 2005 to Baa2 from Baa3 and to P-2 from P-3, respectively.

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of explicit credit rating downgrades or so-called "ratings triggers." However, Alliant Energy and its subsidiaries are parties to various agreements, including purchased-power agreements, fuel contracts, accounts receivable sale contracts and corporate guarantees that are dependent on maintaining investment-grade credit ratings. In the event of a downgrade below investment-grade, Alliant Energy or its subsidiaries may need to provide credit support, such as letters of credit or cash collateral equal to the amount of the exposure, or may need to unwind the contract or pay the underlying obligation. IPL is a party to an accounts receivable sale agreement that provides that a downgrade below investment-grade associated with its secured debt makes it ineligible to sell receivables under the program. In the event of a downgrade below investment-grade, management believes the credit facilities at Alliant Energy, IPL and WPL would provide sufficient liquidity to cover counterparty credit support or collateral requirements under the various purchased-power, fuel and receivables sales agreements.

Off-Balance Sheet Arrangements - Alliant Energy utilizes off-balance sheet synthetic operating leases to finance its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Synthetic leases provide favorable financing rates to Alliant Energy while allowing it to maintain operating control of its leased assets. Refer to Note 3 of the "Notes to Consolidated Financial Statements" for future minimum lease payments under, and residual value guarantees by Alliant Energy, of these synthetic leases. Alliant Energy's credit facility agreements prohibit it from entering into any additional synthetic leases. Alliant Energy uses special purpose entities for its limited recourse utility sale of accounts receivable program whereby IPL uses proceeds from the sale of the accounts receivable and unbilled revenues to maintain flexibility in its capital structures, take advantage of favorable short-term interest rates and finance a portion of its long-term cash needs. The sale of accounts receivables generates a significant amount of short-term financing for IPL. Refer to Note 4 of the "Notes to Consolidated Financial Statements" for aggregate proceeds from the sale of accounts receivable. While Alliant Energy does not have any reason to believe this program would be discontinued, if this financing alternative were not available, IPL anticipates it would have enough short-term borrowing capacity to compensate. Refer to "Ratings Triggers" for the impact of certain credit rating downgrades on IPL related to the accounts receivable sales program. Alliant Energy has reviewed these entities during its implementation of revised Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," (FIN 46R), and determined that consolidation of these entities is not required. Refer to Note 20 of the "Notes to Consolidated Financial Statements" for additional information regarding the implementation of FIN 46R.

Credit Risk - Alliant Energy's subsidiaries have limited credit exposure from electric and natural gas sales and non-performance of contractual obligations by its counterparties. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

Certain Financial Commitments -

Contractual Obligations - Alliant Energy's long-term contractual cash obligations as of Dec. 31, 2004 were as follows (in millions):

	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt maturities (Note 8(b))	$102	$70	$271	$196	$353	$1,821	$2,813
Interest - long-term debt obligations	174	168	157	145	134	992	1,770
Capital leases (Note 3)	16	45	10	9	3	7	90
Operating leases (Note 3)	101	105	131	76	71	231	715
Purchase obligations (Note 11(b)):							
Purchased-power and fuel commitments	422	187	97	50	39	130	925
Other	13	1	1	1	1	4	21
	$828	$576	$667	$477	$601	$3,185	$6,334

At Dec. 31, 2004, long-term debt and capital lease obligations as noted in the previous table were included on the Consolidated Balance Sheet. Included in long-term debt obligations was variable rate debt of $86 million, which represented 3% of total long-term debt outstanding. The long-term debt amounts exclude reductions related to unamortized debt discounts. Interest on variable rate debt in the previous table was calculated using rates as of Dec. 31, 2004. Purchased-power and fuel commitments represent normal business contracts used to ensure adequate purchased-power, coal and natural gas supplies and to minimize exposure to market price fluctuations. Other purchase obligations represent individual commitments incurred during the normal course of business which exceeded $1.0 million at Dec. 31, 2004. In connection with its construction and acquisition programs, Alliant Energy also enters into commitments related to such programs on an ongoing basis which are not reflected in the previous table. Refer to "Cash Flows from (used for) Investing Activities - Construction and Acquisition Expenditures" for additional information. In addition, at Dec. 31, 2004, there were various other long-term liabilities and deferred credits included on the Consolidated Balance Sheet that, due to the nature of the liabilities, the timing of payments cannot be estimated and are therefore excluded from the table. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for anticipated pension and other postretirement benefit funding amounts, which are not included in the previous table.

Environmental - Alliant Energy's pollution abatement programs are subject to continuing review and are periodically revised due to changes in environmental regulations, construction plans and escalation of construction costs. Alliant Energy continually evaluates the impact of potential future international, federal, state and local environmental rulemakings on its operations. While the final outcome of these rule makings cannot be predicted, Alliant Energy believes that required capital investments and/or modifications resulting from them could be significant, but expects that prudent expenses incurred by IPL and WPL likely would be recovered in rates from its customers. The ability of Alliant Energy's China facilities to recover expenses attributable to compliance with changes in law, such as environmental regulations through tariff adjustments, is dependent upon decisions by regional and local governmental bodies which oversee the tariff adjustments. Most agreements governing the operations of Alliant Energy's China facilities include provisions for recovery of expenses resulting from changes in law. The environmental rulemaking process continually evolves and the following are major emerging issues that could potentially have a significant impact on Alliant Energy's operations.

Air Quality - WPL previously responded confidentially to multiple data requests from the U.S. Environmental Protection Agency (EPA) related to the historical operation and associated air permitting for certain major Wisconsin coal-fired generating units. In September 2004, WPL was notified by the EPA that a third party had requested WPL's response materials. After review of such records, WPL determined that the information would no longer be claimed as confidential. There have been instances where citizen groups have pursued claims against utilities for alleged air permitting violations. WPL has not received any such actions to date and is unable to predict further actions, if any, from the information requests from the EPA or third parties.

The 1990 Clean Air Act Amendments mandate preservation of air quality through existing regulations and periodic reviews to ensure adequacy of these provisions based on scientific data. In 1997, the EPA revised National Ambient Air Quality Standards (NAAQS) for ozone and fine particulate matter. In 2003, the EPA proposed the Clean Air Interstate Rule that would require emission control upgrades to existing power plants. This rule would reduce the current level of power plant sulfur dioxide emissions approximately 40% by 2010 and 70% by 2015, and nitrogen oxide emission levels 50% by 2010 and 65% by 2015. Additional reduction requirements may also be imposed at the state level for those areas that are in non-attainment with NAAQS. Alliant Energy believes that the required capital investments and/or modifications resulting from these proposed regulations could be significant.

In 2000, the EPA determined that regulation of hazardous air pollutant emissions from coal and oil-fired electric utility steam generating units was necessary. Under an existing settlement agreement, final utility Maximum Achievable Control Technology (MACT) requirements or alternative regulations must be issued by March 15, 2005. Accordingly, the EPA has published proposed rules requiring control of mercury from coal-fired and nickel from oil-fired generating units. The impact of these regulations on IPL's and WPL's generating facilities is subject to the control level mandated in the final rules. The Wisconsin Department of Natural Resources (DNR) also independently developed mercury control rules, which became effective in October 2004 for Wisconsin generating facilities, that cap emissions beginning in 2008, followed by subsequent reductions of 40% by 2010 and 75% by 2015. The Wisconsin mercury rule requirements will be superseded by federal mercury emissions standards when published. WPL has begun fuel sampling and will conduct stack testing in 2005 to support the compliance requirements for Wisconsin mercury rules. Alliant Energy continues to closely monitor the developments at the federal level related to mercury emissions standards and believes that required capital investments and/or modifications resulting from these rules could be significant.

In November 2004, the EPA's final Industrial Boiler MACT rule became effective and compliance with these new emission requirements for hazardous air pollutants is required by 2007. This rule applies to fossil-fueled generating units less than 25 MW. Alliant Energy is evaluating the applicability and compliance impact of these new emission requirements on these generating units and whether the associated compliance costs may be significant.

In 2003, the State Environmental Protection Agency of China issued a regulation requiring thermal power plants to lower emissions to meet new limits for particulate, sulfur and nitrogen oxide from coal- and oil-fired boilers. With the exception of one facility discussed below, Alliant Energy's China facilities are either currently in compliance with the first phase of this emission standard that was effective January 2005, or have negotiated variances with the local environmental protection bureaus with jurisdiction to further study and implement control and monitoring technology. Alliant Energy currently estimates its share of the capital investments required to meet this new emission standard through 2010 will be approximately $8 million. These costs are expected to be funded by China operations.

In early 2005, one of Alliant Energy's China facilities received an order from a regulatory agency stating that stricter sulfur emission controls are required. Discussions are still taking place with the regulatory agency and at this time Alliant Energy is not able to predict the final outcome, but believes that this issue should not have a material adverse impact on its financial condition or results of operations.

Alliant Energy is also currently monitoring various other potential international, federal, state and local environmental rulemakings and activities, including, but not limited to: litigation of federal New Source Review Reforms; Regional Haze evaluations for Best Available Retrofit Technology; and several other legislative and regulatory proposals regarding the control of emissions of air pollutants and greenhouse gases from a variety of sources, including generating facilities.

Water Quality - The EPA regulation under the Clean Water Act referred to as "316(b)" became effective in September 2004. This regulation requires existing large power plants with cooling water intake structures to apply technology to minimize adverse environmental impacts to fish and other aquatic life. IPL and WPL are currently studying such impacts and will have compliance plans in place by the required date of January 2008. IPL and WPL are investigating compliance options and are unable to predict the final outcome, but believe that required capital investments and/or modifications resulting from this regulation could be significant.

WPL is also currently evaluating proposed revisions to the Wisconsin Administrative Code concerning the amount of heat that WPL's generating stations can discharge into Wisconsin waters. At this time, WPL is unable to predict the final outcome, but believes that required capital investments and/or modifications resulting from this regulation could be significant.

In October 2004, FERC issued an order regarding one of WPL's hydroelectric project licenses to require WPL to develop a detailed engineering and biological evaluation of potential fish passage alternatives within one year and to install within three years agency-approved fish-protective devices and fish passages. Accordingly, these provisions are now effective and WPL is in the process of working with the appropriate federal and state agencies to comply with these provisions and research solutions. WPL is currently unable to predict the final outcome, but believes that required capital investments and/or modifications resulting from this issue could be significant.

Land and Solid Waste - In October 2004, IPL received notification from the Iowa DNR regarding groundwater monitoring of four of its ash landfills to ensure groundwater has not been impacted beyond the landfill boundaries. IPL has addressed the Iowa DNR comments for all four facilities and has developed appropriate plans, awaiting the Iowa DNR approval, for implementation beginning in 2005. Monitoring results will be used to determine if further measures are required and IPL is unable to predict the outcome at this time.

In 2003, at the request of the Wisconsin DNR, WPL submitted a written plan for facility closure of the Rock River Generating Station landfill and clean-up of the support ponds and all areas where coal combustion waste is present. Removal of ash from half of the remediation area to the landfill was completed in 2004. The remaining targeted ash will be moved to the landfill in 2005 and the landfill will be capped in 2006, with an insignificant total project cost.

Alliant Energy is also monitoring various other land and solid waste regulatory changes. This includes a potential EPA regulation for management of coal combustion product in landfills and surface impoundments that could require installation of monitoring wells at some facilities and an ongoing expanded groundwater monitoring program. Compliance with the polychlorinated biphenols (PCB) Fix-it Rule/Persistent Organic Pollutants Treaty could possibly require replacement of all electrical equipment containing PCB insulating fluid which is a substance known to be harmful to human health. The Wisconsin Department of Commerce is proposing new rules related to flammable, combustible and hazardous liquids stored in above-ground storage tanks in which the primary financial impact would be from a secondary containment requirement for all hazardous materials tanks and for hazardous material unloading areas. Alliant Energy is unable to predict the outcome of these possible regulatory changes at this time, but believes that the required capital investment and/or modifications resulting from these potential regulations could be significant.

Refer to Note 11(e) of the "Notes to Consolidated Financial Statements" and "Construction and Acquisition Expenditures" for further discussion of environmental matters.

OTHER MATTERS

Market Risk Sensitive Instruments and Positions - Alliant Energy's primary market risk exposures are associated with interest rates, commodity prices, equity prices and currency exchange rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures. Refer to Notes 1(l) and 10 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative financial instruments.

Interest Rate Risk - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate debt, IPL's customer accounts receivable sale program and variable-rate leasing agreements. Alliant Energy manages its interest rate risk by limiting its variable interest rate exposure and by continuously monitoring the effects of market changes on interest rates. Alliant Energy also periodically uses interest rate swap and forward agreements to assist in the management of its interest exposure. In the event of significant interest rate fluctuations, management would take actions to minimize the effect of such changes on Alliant Energy's results of operations and financial condition. Assuming no change in Alliant Energy's, IPL's and WPL's consolidated financial structure, if variable interest rates were to average 100 basis points higher (lower) in 2005 than in 2004, expense would increase (decrease) by approximately $4.0 million, $1.9 million and $1.2 million, respectively. These amounts were determined by considering the impact of a hypothetical 100 basis point increase (decrease) in interest rates on Alliant Energy's, IPL's and WPL's consolidated variable-rate debt held, the amount outstanding under IPL's customer accounts receivable sale program and variable-rate lease balances at Dec. 31, 2004.

Commodity Price Risk - Alliant Energy is exposed to the impact of market fluctuations in the commodity price and transportation costs of electric and natural gas products it procures and markets. Alliant Energy employs established policies and procedures to manage its risks associated with these market fluctuations including the use of various commodity derivatives. Alliant Energy's exposure to commodity price risks in its utility business is also significantly mitigated by the current rate making structures in place for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale.

Under PSCW rules, WPL can seek rate increases for increases in the cost of electric fuel and purchased power if it experiences an increase in costs that are more than 3% higher than the estimated costs used to establish rates. Such rules significantly reduce commodity risk for WPL by reducing the regulatory lag related to the timing of changes in rates for increased fuel and purchased energy costs. WPL's retail gas tariffs provide for subsequent adjustments to its natural gas rates for changes in the current monthly natural gas commodity price index. Also, WPL has a gas performance incentive which includes a sharing mechanism whereby 50% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained by WPL, with the remainder refunded to or recovered from customers. Such rate mechanisms combined with commodity derivatives discussed above significantly reduce commodity risk associated with WPL's cost of natural gas. IPL's tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale thereby eliminating any price risk for prudently incurred commodity costs. Refer to Note 1(i) of the "Notes to Consolidated Financial Statements" for further discussion.

The generating plants included in Alliant Energy's China portfolio are currently experiencing higher than anticipated coal and related transportation costs due primarily to government reforms and coal allocations, rapid economic expansion in China and infrastructure bottlenecks. Alliant Energy has achieved some success in mitigating, and continues to work to mitigate, the impact of these cost increases through working with local and provincial Chinese authorities to increase the supply of lower-cost coal, gain access to long-term contracts and to enable the recovery of higher costs through tariffs. In addition, Alliant Energy is examining other ways to offset these cost increases within its operations. However, most of these efforts in China require government interaction, which is less formal and predictable than general fuel-related cost recovery processes experienced within the U.S. domestic utility industry. If the price of coal and related transportation costs were to increase (decrease) 10% compared to the average prices experienced in 2004, Alliant Energy's pre-tax income in 2005 would (decrease) increase by approximately $6.5 million.

In addition to applying pressure on the margins currently being realized from Alliant Energy's China operations, these cost pressures could impact the estimated fair value of Alliant Energy's China investments. At Dec. 31, 2004, Alliant Energy had $16 million of investments accounted for under the equity method of accounting and $10 million of goodwill related to its China investments on its Consolidated Balance Sheet. If the fair value of these investments does not exceed their carrying value (including goodwill) in the future, Alliant Energy may be required to record an impairment charge related to these investments and/or goodwill balances. Alliant Energy is currently unable to predict the future of these costs in China or provide assurances that its efforts to mitigate the impact of any cost increases will be successful.

Equity Price Risk - IPL and WPL maintain trust funds to fund the anticipated nuclear decommissioning costs of DAEC and Kewaunee, respectively. At Dec. 31, 2004, these funds were invested primarily in domestic equity and debt instruments and money market funds (WPL only). Fluctuations in equity prices or interest rates do not affect Alliant Energy's consolidated results of operations. In 2004, WPL liquidated all of its qualified decommissioning trust fund assets into money market funds as a result of the proposed Kewaunee sale. Refer to Notes 9 and 17 of the "Notes to Consolidated Financial Statements" for further discussion. Refer to "Critical Accounting Policies - Accounting for Pensions and Other Postretirement Benefits" for the impact on Alliant Energy's pension and other postretirement benefit costs of changes in the rate of returns earned by its plan assets, which include equity securities.

Currency Exchange Rate Risk - Alliant Energy has investments in various countries where the net investments are not hedged, including Brazil, China and New Zealand. As a result, these investments are subject to currency exchange risk with fluctuations in currency exchange rates. At Dec. 31, 2004, Alliant Energy had a cumulative foreign currency translation loss, net of tax benefits, of $56 million, which is primarily related to decreases in the value of the Brazil real of $72 million and increases in the value of the New Zealand dollar of $15 million in relation to the U.S. dollar. This loss is recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheet. Based on Alliant Energy's investments at Dec. 31, 2004, a 10% sustained increase/decrease over the next 12 months in the foreign exchange rates of Brazil, China and New Zealand would result in a corresponding increase/decrease in the cumulative foreign currency translation loss of $50 million. Alliant Energy's equity income (loss) from its foreign investments is also impacted by fluctuations in currency exchange rates, however such impact is not significant based on the current level of equity earnings. At Dec. 31, 2004, Alliant Energy also had currency exchange risk associated with approximately $37 million of debt outstanding at one of the Brazilian operating companies. Alliant Energy recorded equity income of $1.1 million and $2.4 million in 2004 and 2003, respectively, related to its share of the foreign currency transaction gains on such debt. Based on the loan balance and currency rates at Dec. 31, 2004, a 10% change in the currency rates would result in a $2.8 million pre-tax increase/decrease in net income.

In addition, Alliant Energy has currency exchange risk associated with approximately $32 million of payables at a Canadian subsidiary, which has been reported as assets held for sale and discontinued operations as of Dec. 31, 2004. In 2004 and 2003, Alliant Energy recorded pre-tax income of $1.9 million and $3.2 million, respectively, related to the foreign currency transaction gains on such payables. Based on the payables balance and currency rates at Dec. 31, 2004, a 10% change in the currency rates would result in a $3.2 million pre-tax increase/decrease in net income. In January 2005, Alliant Energy acquired an option to protect $23 million of its exposure against declines in currency rates while still retaining the opportunity to participate in the benefits of increases in currency rates.

Accounting Pronouncements - In December 2004, the FASB issued revised SFAS 123 guidance, "Share-Based Payment," (SFAS 123(R)), which requires companies to recognize compensation expense in an amount equal to the fair value of the share-based payments granted to employees. At the date of adoption, companies must use the modified prospective method which requires recording compensation expense for all awards granted after adoption and for the unvested portion of previously granted awards that remain outstanding. Companies may select the modified prospective or retrospective method for prior reporting periods. Pursuant to Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," no stock-based compensation cost is currently reflected in net income in the Consolidated Statements of Income, as all options granted under those plans had an exercise price equal to the quoted market price of the underlying common stock on the date of grant. Alliant Energy is required to adopt SFAS 123(R) by July 1, 2005 and does not anticipate the impacts will be material on its results of operations or financial condition given its limited use of stock options historically and its decision to discontinue using them entirely effective Jan. 1, 2005. Refer to Note 1(m) of the "Notes to Consolidated Financial Statements" for additional information regarding historical pro forma impacts of options on net income.

Alliant Energy does not expect the various new accounting pronouncements that were effective in 2004 to have a material impact on its results of operations or financial condition.

Critical Accounting Policies - Based on historical experience and various other factors, Alliant Energy believes the following policies are critical to its business and the understanding of its results of operations as they require critical estimates be made based on the assumptions and judgment of management. The preparation of consolidated financial statements requires management to make various estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingencies. The results of these estimates and judgments form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgments. Alliant Energy's management has discussed these critical accounting policies with the Audit Committee of its Board of Directors. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for a discussion of Alliant Energy's accounting policies and the estimates and assumptions used in the preparation of the consolidated financial statements.

Regulatory Assets and Liabilities - Alliant Energy's domestic utility business is regulated by various federal and state regulatory agencies. As a result, it qualifies for the application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). SFAS 71 recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or liabilities arise as a result of a difference between accounting principles generally accepted in the U.S. and the accounting principles imposed by the regulatory agencies. Regulatory assets generally represent incurred costs that have been deferred as they are probable of recovery in customer rates. Regulatory liabilities generally represent obligations to make refunds to customers for various reasons.

Alliant Energy's utility subsidiaries recognize regulatory assets and liabilities in accordance with the rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Alliant Energy periodically assesses whether the regulatory assets are probable of future recovery by considering factors such as regulatory environment changes, recent rate orders issued by the applicable regulatory agencies and the status of any pending or potential deregulation legislation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on Alliant Energy's results of operations. Refer to Note 1(c) of the "Notes to Consolidated Financial Statements" for further discussion.

Asset Valuations -

Long-Lived Assets - The Consolidated Balance Sheets include significant long-lived assets, which are not subject to recovery under SFAS 71. As a result, Alliant Energy must generate future cash flows from such assets in a non-regulated environment to ensure the carrying value is not impaired. Alliant Energy assesses the carrying amount and potential impairment of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors Alliant Energy considers in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in Alliant Energy's use of the acquired assets or business strategy related to such assets, and significant negative industry or economic trends. When Alliant Energy determines an impairment review is necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized equal to the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals, or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets. Alliant Energy's assets held for sale are also reviewed for possible impairment each reporting period and impairment charges are recorded if the carrying value of such assets exceeds the estimated fair value less cost to sell.

At Dec. 31, 2004, Resources owned $101 million of generation equipment, consisting of two gas turbines and one steam turbine. Resources is deploying the two gas turbines ($80 million) in the 300 MW, simple-cycle, natural gas-fired generating facility under construction near Sheboygan Falls, Wisconsin and continues to review for potential opportunities to utilize the steam turbine ($21 million). As a result, Alliant Energy has assessed the recoverability of the $101 million equipment cost compared to the future anticipated undiscounted cash flows from the Sheboygan Falls project and its opportunities to deploy the steam turbine. The future anticipated cash flows are a significant estimate. Alliant Energy has no current intentions to sell the steam turbine. If a decision was made to sell such equipment, the recoverability of the equipment cost would be assessed by comparing the future anticipated sales proceeds to the carrying value of the equipment.

Investments - The Consolidated Balance Sheets include investments in several available-for-sale securities accounted for in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Alliant Energy monitors any unrealized losses from such investments to determine if the loss is considered to be a temporary or permanent decline. The determination as to whether the investment is temporarily versus permanently impaired requires considerable judgment. When the investment is considered permanently impaired, the previously recorded unrealized loss would be recorded directly to the income statement as a realized loss. The Consolidated Balance Sheets also contain various other investments that are evaluated for recoverability when indicators of impairment may exist. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for further information related to Alliant Energy's investments accounted for in accordance with SFAS 115.

Resources holds a non-controlling interest in five Brazilian electric utility companies accounted for under the equity method of accounting. The recoverability of these equity method investments is assessed by comparing the expected future local currency cash flows from these investments and the local currency carrying value of these investments. The expected discounted future cash flows currently exceed the carrying value of these investments. To determine its discount rate, Alliant Energy utilizes a rate of return determined by Brazilian regulators. The future anticipated cash flows and discount rate represent significant estimates. The $326 million carrying value of Alliant Energy's Brazil investments has been reduced by $137 million of pre-tax cumulative foreign currency translation losses. The net of tax balance of $72 million has been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheet at Dec. 31, 2004. Cumulative foreign currency translation losses are reflected in Alliant Energy's results of operations only if the related investment is sold or substantially liquidated. If Alliant Energy would decide to exit these Brazil investments in the future, the recoverability of these equity method investments would be assessed by comparing the future anticipated sales proceeds to the carrying value.

FINANCIAL INFORMATION

At Dec. 31, 2004, Resources held a secured loan receivable (including accrued interest income) of approximately $82 million from an unrelated Mexican real estate development company. The loan proceeds were used by the development company to construct substantially all the infrastructure for the initial phase of a master-planned resort community known as Laguna del Mar located near Puerto Penasco, State of Sonora, on the Sea of Cortez in Mexico. Recoverability of Resources' investment in this project will primarily be based on proceeds from the sales of real estate lots in the master planned community and therefore is dependent on the successful development of the project and sales of real estate. Effective Jan. 1, 2004, Resources ceased accruing interest income related to this loan pending a resolution of the matter discussed in the following paragraph. As a result, Alliant Energy effectively recorded a valuation allowance of $7 million in 2004 related to this loan. The recoverability of the loan receivable was assessed at Dec. 31, 2004 by comparing the fair value of the land used to secure the loan and the carrying value of the loan including accrued interest. An updated, independent appraisal completed in the fourth quarter of 2004 indicated that the fair value of the collateral, which is a significant estimate, approximated the carrying value of the loan and accrued interest.

Alliant Energy has been concerned about the Mexican development company's ability to timely complete all phases of the project, market and sell the real estate, and otherwise meet all of its obligations under the loan documents. As a result, Resources evaluated its alternatives and concluded that a negotiated transfer of ownership and control of the project to Resources was the best course of action in order for Resources to maximize the ultimate recovery of its loan and related interest income. In September 2004, Resources successfully completed negotiations and entered into a stock purchase agreement to acquire ownership of the project and all related assets, subject to the transferors' compliance with certain conditions precedent. The conditions precedent have been satisfied and the transfer of ownership and control of the project was consummated effective February 2005. The cash outlay for concluding the transfer is not material. Resources will continue to evaluate various alternatives related to the continued development of the resort community and/or the potential sale or sales of the assets. Resources intends to pursue the course of action best able to protect its interests and maximize the recovery of its investments.

Effective with the transfer of ownership in the first quarter of 2005, Alliant Energy will remove the loan receivable and record the fair value of the real estate lots and certain utility properties of the master-planned resort community in "Non-regulated and other property, plant and equipment" on its Consolidated Balance Sheet. This property, plant and equipment will be assessed for impairment in the future by comparing its carrying value to the anticipated future undiscounted cash flows generated by the real estate lots and utility assets. If the development of the project and related real estate sales are not ultimately successfully executed, it is possible that Alliant Energy could incur material asset valuation charges in the future. Alliant Energy is unable to predict the ultimate outcome of this matter. Alliant Energy does not expect the impact of this transfer will have a significant impact on its results of operations.

Refer to Note 9 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's Brazil and Mexico investments.

<u>Goodwill</u> - In accordance with SFAS 142, "Goodwill and Other Intangible Assets," Alliant Energy is required to evaluate its goodwill for impairment at least annually and more frequently when indicators of impairment may exist. At Dec. 31, 2004, Alliant Energy had $13 million of net goodwill included on the Consolidated Balance Sheet, primarily related to its China reporting unit. Refer to "Market Risk Sensitive Instruments and Positions - Commodity Price Risk" for further discussion. If the fair value of a reporting unit is less than its carrying value, including goodwill, a goodwill impairment charge may be necessary. Alliant Energy estimates the fair value of its reporting units utilizing a combination of market value indicators and the expected discounted future cash flows. This process requires the use of significant management estimates and judgments regarding cash flow assumptions from future sales, operating costs and discount rates over an indefinite life. Alliant Energy's cash flow assumptions are derived using a combination of historical trends, internal budgets, strategic plans and other market information. Alliant Energy tests the sensitivities of these fair value estimates to changes in cash flow assumptions. Each reporting unit is evaluated separately based on the nature of its operations and therefore the assumptions vary by reporting unit relative to its applicable circumstances. To determine its discount rates, Alliant Energy utilizes the capital asset pricing model which is based upon market comparables adjusted for company-specific risk. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for information on goodwill impairment charges recorded in 2004 and 2002. Additionally, Alliant Energy continues to monitor its equity method investments in accordance with APB 18, "The Equity Method of Investments in Common Stock." Refer to Note 14 of the "Notes to Consolidated Financial Statements" for further discussion.

Unbilled Revenues - Unbilled revenues are primarily associated with Alliant Energy's utility operations. Energy sales to individual customers are based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily system demand volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates. Such process involves the use of various estimates, thus significant changes in the estimates could have a material impact on Alliant Energy's results of operations.

Accounting for Pensions and Other Postretirement Benefits - Alliant Energy accounts for pensions and other postretirement benefits under SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. Under these rules, certain assumptions are made which represent significant estimates. There are many factors involved in determining an entity's pension and other postretirement liabilities and costs each period including assumptions regarding employee demographics (including age, life expectancies, and compensation levels), discount rates, assumed rate of returns and funding. Changes made to the plan provisions may also impact current and future pension and other postretirement costs. Alliant Energy's assumptions are supported by historical data and reasonable projections and are reviewed annually with an outside actuary firm and an investment consulting firm. As of Sep. 30, 2004 (Alliant Energy's measurement date), Alliant Energy was using a 6% discount rate to calculate benefit obligations and a 9% annual rate of return on investments. In selecting an assumed discount rate, Alliant Energy reviews various corporate Aa bond indices. The 9% annual rate of return is consistent with Alliant Energy's historical returns and is based on projected long-term equity and bond returns, maturities and asset allocations. A 100 basis point change in the discount rate would result in approximate changes of $101 million and $27 million in Alliant Energy's pension and other postretirement benefit obligations and $8.1 million and $3.2 million in expense in 2005, respectively. A 100 basis point change in the rate of return would result in an approximate change of $6.1 million and $0.9 million in pension and other postretirement benefit expense in 2005, respectively. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for discussion of the impact of a change in the medical trend rates.

Income Taxes - Alliant Energy accounts for income taxes under SFAS 109, "Accounting for Income Taxes." Under these rules, certain assumptions are made which represent significant estimates. There are many factors involved in determining an entity's income tax assets, liabilities, benefits and expense each period. These factors include assumptions regarding Alliant Energy's future taxable income and its ability to utilize tax credits and loss carryovers as well as the impacts from the completion of audits of the tax treatment of certain transactions. Alliant Energy's assumptions are supported by historical data and reasonable projections and are reviewed quarterly by management. Significant changes in these assumptions could have a material impact on Alliant Energy's financial condition and results of operations. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for further discussion.

Other Future Considerations - In addition to items discussed earlier in MDA, the following items could impact Alliant Energy's future financial condition or results of operations:

Exchangeable Senior Notes - The interest deductions Alliant Energy has taken on it federal tax returns related to Resources' exchangeable notes are currently under audit by the IRS. Alliant Energy believes these interest deductions comply with the Internal Revenue Code (IRC) and, consequently, has not recorded any tax reserves. The IRS audit team, in conjunction with Alliant Energy, has requested a Technical Advice Memorandum (TAM) from the Chief Counsel's Office of the IRS. Alliant Energy has been verbally notified that the Chief Counsel's Office is anticipating issuing an adverse TAM regarding this issue. Alliant Energy has subsequently provided additional information in support of its position. The final results of the TAM are expected in the first half of 2005. If Alliant Energy receives an adverse TAM related to these interest deductions and the IRS further requires the interest deductions to be capitalized, it could have a material impact on its results of operations if Alliant Energy cannot generate sufficient capital gains in the future to offset potential capital losses that may result because of the capitalized interest. Based on a conservative evaluation of potential capital gains available, it is anticipated that Alliant Energy would be able to generate capital gains to reduce the potential tax liability to a range of $0 to $20 million. Alliant Energy is not able to predict the ultimate outcome of this matter and is currently exploring numerous options that could mitigate a portion or all of the potential adverse impact. As a worst case scenario, including litigation and possible appeals, this issue may remain unresolved for six to eight years. Refer to Note 8(b) of the "Notes to Consolidated Financial Statements" for additional information relating to the exchangeable senior notes.

Brazil - Alliant Energy continues to closely monitor the financial performance of its Brazilian investments. While such performance improved significantly in 2003, it was relatively flat in 2004 compared to 2003. Alliant Energy believes such performance can be improved, particularly in regard to controlling costs and reduction of debt. Alliant Energy has asserted its rights as a minority shareholder in Companhia Força e Luz Cataguazes-Leopoldina, S.A. (Cataguazes) in an attempt to control costs and reduce debt. Alliant Energy filed a request for arbitration with the International Chamber of Commerce's International Court of Arbitration in order to resolve this ongoing dispute with its Brazilian partners. Cataguazes itself is also a party to the arbitration. An arbitral tribunal heard this dispute commencing the week of Feb. 14, 2005, and is to issue a final decision no later than June 30, 2005. If the arbitral tribunal issues a final decision in favor of Alliant Energy, enforcement of that award would have to be sought in the Brazilian courts. Alliant Energy is not able to predict the ultimate outcome of this matter and cannot provide any assurance it would be able to obtain enforcement of any award.

Alliant Energy also filed a request for arbitration with the International Court of Arbitration in order to resolve a separate dispute with its Brazilian partners concerning the completion of the expansion of the Usina Termelétrica de Juiz de Fora S.A. (Juiz de Fora) natural gas-fired generating facility from a simple-cycle to a combined-cycle facility (Alliant Energy holds a direct 50% ownership interest in this facility). To complete earlier plans, the Juiz de Fora facility was scheduled for such 20 MW expansion in early 2006 at an estimated cost of US$26 million. However, initiation of the expansion construction was delayed due to a dispute with Cat-Leo Energia S.A. (Cat-Leo), a company controlled by Cataguazes, which holds the remaining 50% ownership interest, regarding the financing and construction of the expansion. Alliant Energy received a final award from the arbitral tribunal in the first quarter of 2005, which determined that Cat-Leo improperly interfered with plans to complete the combined-cycle expansion and therefore awarded Alliant Energy approximately US$22 million. The award is being challenged by Cat-Leo at the arbitral tribunal and Alliant Energy believes this issue will be resolved in the first half of 2005. If the final award is upheld, enforcement would have to be sought before the appropriate Brazilian court, a process that could require months to conclude. Successful enforcement would enable Alliant Energy to receive the awarded funds in exchange for its direct 50% interest in the Juiz de Fora facility (although Alliant Energy would still have an indirect interest through its minority shareholder ownership in Cataguazes). Alliant Energy cannot provide any assurance it would be able to obtain enforcement of the award. Concurrently, Alliant Energy continues to discuss with its partner the resolution of these matters including, but not limited to, a settlement and/or the possible sale of the facility. The Juiz de Fora combined-cycle construction will likely not be completed as originally anticipated. Accordingly, appropriate steps have been taken to adjust the contractually required future performance obligations of this generation asset. If Alliant Energy remains a partner in the Juiz de Fora facility, Alliant Energy is not required to invest any additional capital in the facility. Alliant Energy's direct equity investment in the Juiz de Fora facility at Dec. 31, 2004 was approximately US$20 million.

Any enforcement action related to these arbitration issues by Alliant Energy against Cat-Leo and/or Cataguazes in which Cat-Leo and/or Cataguazes refuse to comply with a court order could trigger default and/or cross-default provisions of the debt instruments in Brazil held by the operating entities owning the facilities - entities in which Alliant Energy has significant unconsolidated interests - unless the debtor company obtains appropriate waivers or consents from the applicable lenders. If such waivers, consents or similar relief could not be obtained from the lenders and the underlying debt was accelerated, then it would have a material adverse effect on the liquidity and creditworthiness of these debtor entities. Given these complexities, Alliant Energy will evaluate all available alternatives and will pursue the course(s) of action that will best protect its interests and maximize its potential recoveries of its investments in these entities.

Cataguazes and its subsidiaries also have certain debt instruments maturing in 2005. While Alliant Energy expects Cataguazes and its subsidiaries will be able to refinance and/or retire such debt, Alliant Energy cannot provide any assurance that it will be able to do so. If Cataguazes and its subsidiaries are not able to refinance or retire such debt instruments, Alliant Energy could incur material charges related to its investments in Brazil.

Alliant Energy has been and continues to explore with various parties, including its existing Brazilian partners, all of the options available to it concerning its investments in Brazil. Among others, these options include the potential to repair Alliant Energy's relationship with its partners, restructure the relationship or exit this market. Alliant Energy is considering and evaluating the full range of options potentially available, although experience demonstrates that accomplishment of any of the considered options will take time. Consequently, Alliant Energy is unable to provide any assurances that one or more of the options under review will occur, or that implementation of any one or more of the options will not result in Alliant Energy incurring a material charge relating to its investments in Brazil as it cannot currently predict the ultimate outcome of these reviews and discussions. Refer to "Other Matters - Critical Accounting Policies - Asset Valuations - Investments" for a further discussion.

AJCA - In October 2004, the AJCA was passed which includes changes to several provisions of the IRC. In addition to the extension of certain renewable energy production tax credits discussed earlier, the key changes that may impact Alliant Energy include, but are not limited to, a temporary dividends received deduction for foreign earnings repatriated during 2005 and future tax relief for domestic manufacturers (including electric production activities). Alliant Energy plans to repatriate certain foreign earnings in 2005 that were previously expected to be reinvested indefinitely and, as a result, has recorded tax charges of $0.04 per share in the fourth quarter of 2004, at a rate of 5.25%, given Alliant Energy had not previously recorded U.S. tax provisions related to these earnings. Any potential utility business tax benefits realized as a result of this legislation would be subject to all appropriate regulatory reviews.

Synfuel - A continued rise in oil prices from current levels could result in a reduction or elimination of the Section 29 tax credits expected for 2005 to 2007 related to Alliant Energy's synthetic fuel investment. A phase out or elimination of the Section 29 tax credits would have no impact on the tax credits resulting from prior production of synthetic fuel. Alliant Energy continues to closely monitor and assess this issue, including evaluating alternatives to potentially protect the ongoing economic benefits of its synthetic fuel investment, and cannot predict the ultimate outcome.

Domestic Utility Generating Facilities Outages - On Feb. 20, 2005, Kewaunee was removed from service after a potential design weakness was identified in a backup cooling system. Plant engineering staff identified the concern and the unit was shutdown in accordance with the plant license. A modification is being made to resolve the issue and it is anticipated that the unit will be back in service at full power in April 2005. The modification costs associated with resolving this issue and the operation and maintenance costs necessary to restart the unit are not expected to have a material adverse impact on Alliant Energy's financial condition or results of operations. WPL plans to seek recovery of the additional purchased-power costs incurred as a result of this outage through either a request for deferral or in the fuel-related rate case it will be filing in March 2005.

On Feb. 24, 2005, Alliant Energy announced that the Ottumwa Generating Station (OGS) is off-line due to a direct short in a 161-kilovolt step-up transformer. Alliant Energy is currently pursuing all options in order to put OGS back on-line as quickly as possible including replacement of the failed transformer with a new or used transformer, as well as examining options for repair of the failed transformer. Alliant Energy is currently unable to predict how long OGS will be unavailable or the costs to resolve this matter.

Refer to Note 1(i) of the "Notes to Consolidated Financial Statements" for information relating to utility fuel cost recovery.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alliant Energy Corporation and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Alliant Energy's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alliant Energy's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2004 using the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Alliant Energy's management believes that, as of December 31, 2004, its internal control over financial reporting was effective based on those criteria.

Deloitte & Touche LLP, Alliant Energy's independent registered public accounting firm, has issued an attestation report on management's assessment of its internal control over financial reporting. That attestation report is set forth immediately prior to the report of Deloitte & Touche LLP on the financial statements included herein.

Erroll B. Davis, Jr.
Chairman and Chief Executive Officer

Eliot G. Protsch
Senior Executive Vice President and Chief Financial Officer

John E. Kratchmer
Vice President-Controller and Chief Accounting Officer

March 2, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation:

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*, that Alliant Energy Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 2, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 2, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows, and changes in common equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 19 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 2, 2005

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2004	2003	2002
	(dollars in millions, except per share amounts)		
Operating revenues:			
Domestic utility:			
Electric	**$2,009.0**	$1,917.1	$1,752.5
Gas	**569.8**	566.9	394.0
Other	**90.6**	104.2	85.4
Non-regulated	**289.3**	278.6	225.2
	2,958.7	2,866.8	2,457.1
Operating expenses:			
Domestic utility:			
Electric production fuel and purchased power	**747.4**	730.6	651.8
Cost of gas sold	**396.9**	396.1	249.0
Other operation and maintenance	**707.2**	701.8	623.2
Non-regulated operation and maintenance	**254.5**	241.7	200.1
Depreciation and amortization	**332.2**	302.4	278.0
Taxes other than income taxes	**100.7**	89.3	103.5
	2,538.9	2,461.9	2,105.6
Operating income	**419.8**	404.9	351.5
Interest expense and other:			
Interest expense	**179.3**	207.5	182.8
Loss on early extinguishment of debt	**8.9**	16.9	-
Equity (income) loss from unconsolidated investments	**(35.1)**	(18.8)	12.9
Allowance for funds used during construction	**(18.5)**	(20.7)	(7.7)
Preferred dividend requirements of subsidiaries	**18.7**	16.9	6.2
Impairment of available-for-sale securities of McLeodUSA Inc.	**0.6**	-	27.2
Interest income and other	**(28.7)**	(21.8)	(10.8)
	125.2	180.0	210.6
Income from continuing operations before income taxes	**294.6**	224.9	140.9
Income taxes	**83.8**	68.9	46.8
Income from continuing operations	**210.8**	156.0	94.1
Income (loss) from discontinued operations, net of tax	**(65.3)**	33.5	12.8
Income before cumulative effect of changes in accounting principles	**145.5**	189.5	106.9
Cumulative effect of changes in accounting principles, net of tax	**-**	(6.0)	-
Net income	**$145.5**	$183.5	$106.9
Average number of common shares outstanding (basic) (000s)	**113,274**	101,366	90,897
Earnings per average common share (basic):			
Income from continuing operations	**$1.86**	$1.54	$1.04
Income (loss) from discontinued operations	**(0.58)**	0.33	0.14
Cumulative effect of changes in accounting principles	**-**	(0.06)	-
Net income	**$1.28**	$1.81	$1.18
Average number of common shares outstanding (diluted) (000s)	**113,701**	101,544	90,959
Earnings per average common share (diluted):			
Income from continuing operations	**$1.85**	$1.54	$1.04
Income (loss) from discontinued operations	**(0.57)**	0.33	0.14
Cumulative effect of changes in accounting principles	**-**	(0.06)	-
Net income	**$1.28**	$1.81	$1.18
Dividends declared per common share	**$1.0125**	$1.00	$2.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2004	2003
	(in millions)	
Property, plant and equipment:		
Domestic utility:		
Electric plant in service	**$6,380.3**	$5,707.5
Gas plant in service	**674.4**	646.4
Other plant in service	**534.1**	530.8
Accumulated depreciation	**(3,166.5)**	(2,982.9)
Net plant	**4,422.3**	3,901.8
Construction work in progress:		
Emery generating facility	**-**	304.3
Other	**180.9**	151.8
Other, less accumulated depreciation (accum. depr.) of $3.4 and $3.2	**69.6**	68.6
Total domestic utility	**4,672.8**	4,426.5
Non-regulated and other:		
Non-regulated Generation, less accum. depr. of $17.8 and $12.6	**266.2**	228.8
International, less accum. depr. of $45.4 and $33.7	**193.5**	198.9
Other Non-regulated Investments, less accum. depr. of $49.6 and $43.4	**87.1**	80.9
Alliant Energy Corporate Services, Inc. and other, less accum. depr. of $42.6 and $24.3	**65.0**	68.5
Total non-regulated and other	**611.8**	577.1
	5,284.6	5,003.6
Current assets:		
Cash and temporary cash investments	**262.6**	240.8
Restricted cash	**13.2**	9.8
Accounts receivable:		
Customer, less allowance for doubtful accounts of $3.9 and $4.8	**149.5**	58.9
Unbilled utility revenues	**138.1**	83.4
Other, less allowance for doubtful accounts of $2.3 and $0.8	**69.5**	93.8
Production fuel, at average cost	**59.5**	54.1
Materials and supplies, at average cost	**61.7**	60.5
Gas stored underground, at average cost	**64.9**	49.3
Regulatory assets	**61.8**	61.8
Assets held for sale	**56.7**	193.1
Other	**88.7**	83.0
	1,026.2	988.5
Investments:		
Investments in unconsolidated foreign entities	**540.4**	481.5
Nuclear decommissioning trust funds	**413.2**	381.5
Investment in American Transmission Company LLC and other	**251.3**	258.8
	1,204.9	1,121.8
Other assets:		
Regulatory assets	**426.1**	361.3
Deferred charges and other	**333.4**	322.3
	759.5	683.6
Total assets	**$8,275.2**	$7,797.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS (Continued)

CAPITALIZATION AND LIABILITIES	December 31, 2004	2003
	(in millions, except per share and share amounts)	
Capitalization (Refer to Consolidated Statements of Capitalization):		
Common stock - $0.01 par value - authorized 240,000,000 and 200,000,000 shares; outstanding 115,741,816 and 110,962,910 shares	**$1.2**	$1.1
Additional paid-in capital	**1,762.1**	1,643.6
Retained earnings	**871.9**	840.4
Accumulated other comprehensive loss	**(67.1)**	(106.4)
Shares in deferred compensation trust - 246,572 and 264,673 shares at an average cost of $27.36 and $27.84 per share	**(6.7)**	(7.4)
Total common equity	**2,561.4**	2,371.3
Cumulative preferred stock of subsidiaries, net	**243.8**	243.8
Long-term debt, net (excluding current portion)	**2,299.5**	2,123.3
	5,104.7	4,738.4
Current liabilities:		
Current maturities	**102.3**	69.3
Variable rate demand bonds	**39.1**	55.1
Commercial paper	**83.0**	107.5
Other short-term borrowings	**18.9**	21.5
Accounts payable	**295.8**	296.2
Accrued interest	**45.5**	44.0
Accrued taxes	**103.2**	68.8
Liabilities held for sale	**14.0**	48.3
Other	**176.9**	147.7
	878.7	858.4
Other long-term liabilities and deferred credits:		
Deferred income taxes	**775.5**	702.0
Deferred investment tax credits	**44.0**	49.1
Regulatory liabilities	**647.2**	654.2
Asset retirement obligations	**369.3**	345.7
Pension and other benefit obligations	**185.8**	188.3
Other	**220.4**	209.1
	2,242.2	2,148.4
Minority interest	**49.6**	52.3
Commitments and contingencies (Note 11)		
Total capitalization and liabilities	**$8,275.2**	$7,797.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
		(in millions)	
Cash flows from operating activities:			
Net income	**$145.5**	$183.5	$106.9
Adjustments to reconcile net income to net cash flows from operating activities:			
(Income) loss from discontinued operations, net of tax	**65.3**	(33.5)	(12.8)
Depreciation and amortization	**332.2**	302.4	278.0
Other amortizations	**66.2**	73.7	51.6
Deferred tax expense and investment tax credits	**58.6**	58.0	13.4
Equity (income) loss from unconsolidated investments, net	**(35.1)**	(18.8)	12.9
Distributions from equity method investments	**34.4**	24.3	21.7
Gains on dispositions of assets, net	**(19.8)**	(5.6)	(0.2)
Non-cash valuation charges	**3.9**	11.0	50.6
Other	**(1.6)**	2.5	(13.9)
Other changes in assets and liabilities:			
Accounts receivable	**(20.0)**	(60.2)	(7.8)
Sale of utility accounts receivable	**(101.0)**	(26.0)	24.0
Gas stored underground	**(15.6)**	(13.2)	4.5
Accounts payable	**36.2**	(2.2)	14.9
Accrued taxes	**34.4**	(35.1)	18.8
Benefit obligations and other	**(82.0)**	(0.1)	(21.3)
Net cash flows from operating activities	**501.6**	460.7	541.3
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Domestic utility business	**(538.6)**	(580.8)	(405.8)
Non-regulated businesses	**(95.2)**	(246.8)	(209.9)
Alliant Energy Corporate Services, Inc. and other	**(15.4)**	(9.6)	(32.7)
Nuclear decommissioning trust funds	**(15.0)**	(14.1)	(22.9)
Proceeds from asset sales	**42.4**	522.5	26.0
Other	**(17.7)**	53.1	19.7
Net cash flows used for investing activities	**(639.5)**	(275.7)	(625.6)
Cash flows from (used for) financing activities:			
Common stock dividends	**(114.0)**	(101.3)	(181.0)
Proceeds from issuance of common stock	**115.1**	345.6	56.1
Proceeds from issuance of preferred stock of subsidiary	**-**	38.7	144.6
Redemption of preferred stock of subsidiary	**-**	-	(56.4)
Net change in Alliant Energy Resources, Inc.'s credit facility	**-**	-	(383.6)
Proceeds from issuance of other long-term debt	**297.3**	338.6	300.0
Reductions in other long-term debt	**(111.0)**	(367.8)	(20.8)
Net change in commercial paper and other short-term borrowings	**(27.1)**	(180.2)	200.1
Net change in loans with discontinued operations	**33.7**	(40.1)	42.4
Other	**(34.3)**	(35.4)	(24.2)
Net cash flows from (used for) financing activities	**159.7**	(1.9)	77.2
Net increase (decrease) in cash and temporary cash investments	**21.8**	183.1	(7.1)
Cash and temporary cash investments at beginning of period	**240.8**	57.7	64.8
Cash and temporary cash investments at end of period	**$262.6**	$240.8	$57.7
Supplemental cash flows information:			
Cash paid during the period for:			
Interest, net of capitalized interest	**$179.2**	$198.9	$184.2
Income taxes, net of refunds	**$34.6**	$18.9	$32.4
Noncash investing and financing activities:			
Debt repaid directly by buyer in the sale of Australian business	**$-**	$127.6	$-
Debt assumed by buyer of affordable housing business	**$-**	$88.0	$-
Capital lease obligations incurred	**$17.7**	$14.8	$19.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF CAPITALIZATION

	December 31, 2004	2003
	(in millions)	
Common equity (Refer to Consolidated Balance Sheets)	**$2,561.4**	$2,371.3
Cumulative preferred stock of subsidiaries, net (Note 7(b))	**243.8**	243.8
Long-term debt, net:		
Domestic utility:		
First Mortgage Bonds:		
7.6%, due 2005	**72.0**	72.0
2.5% variable rate at Dec. 31, 2004, due 2005	**16.0**	16.0
8%, due 2007	**25.0**	25.0
2.36% variable rate at Dec. 31, 2004, due 2014	**8.5**	8.5
2.15% to 2.5% variable rates at Dec. 31, 2004, due 2015	**30.6**	30.6
7.75%, retired in 2004	**-**	62.0
	152.1	214.1
Collateral Trust Bonds:		
7.25%, due 2006	**60.0**	60.0
6.875%, due 2007	**55.0**	55.0
6%, due 2008	**50.0**	50.0
5.5% to 7%, due 2023	**69.4**	69.4
	234.4	234.4
Pollution Control Revenue Bonds:		
2.5% to 6.35% fixed/variable rates at Dec. 31, 2004, due 2005 to 2023	**45.9**	45.9
Other long-term debt:		
Debentures, 7%, due 2007	**105.0**	105.0
Debentures, 5.7%, due 2008	**60.0**	60.0
Senior debentures, 6.625%, due 2009	**135.0**	135.0
Debentures, 7.625%, due 2010	**100.0**	100.0
Senior debentures, 6.75%, due 2011	**200.0**	200.0
Senior debentures, 5.875%, due 2018	**100.0**	100.0
Senior debentures, 6.45%, due 2033	**100.0**	100.0
Senior debentures, 6.3%, due 2034	**125.0**	-
Debentures, 6.25%, due 2034	**100.0**	-
	1,457.4	1,294.4
Less:		
Current maturities	**(90.7)**	(62.0)
Variable rate demand bonds	**(39.1)**	(55.1)
Unamortized debt discount, net	**(3.0)**	(3.0)
Total domestic utility, net	**1,324.6**	1,174.3
Non-regulated and other:		
Alliant Energy Neenah, LLC credit facility, 3.5% at Dec. 31, 2004, due 2005 to 2010	**49.5**	55.1
Alliant Energy New Zealand Ltd. non-recourse redeemable preference shares (NZ$100 denomination), 6.765%, due 2007	**71.8**	-
Alliant Energy Corporate Services, Inc. senior notes, 4.55%, due 2008	**75.0**	75.0
Senior notes, 7.375%, due 2009, partially retired in 2004	**204.0**	211.0
Senior notes, 7%, due 2011, partially retired in 2004	**258.0**	282.5
Senior notes, 9.75%, due 2013, partially retired in 2004	**275.0**	285.0
Exchangeable senior notes, 2.5%, due 2030	**402.5**	402.5
Other, 1% to 6.7%, due 2005 to 2033	**19.6**	14.9
	1,355.4	1,326.0
Less:		
Current maturities	**(11.6)**	(7.3)
Unamortized debt discount, net	**(368.9)**	(369.7)
Total non-regulated and other, net	**974.9**	949.0
Total long-term debt, net	**2,299.5**	2,123.3
Total capitalization	**$5,104.7**	$4,738.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Common Equity
				(in millions)		
2002:						
Beginning balance (a)	$0.9	$1,239.8	$832.3	($152.5)	($2.2)	$1,918.3
Net income			106.9			106.9
Unrealized holding losses on securities, net of tax of ($8.5)				(11.1)		(11.1)
Less: reclassification adjustment for losses included in net income, net of tax of ($14.4)				(23.2)		(23.2)
Net unrealized gains on securities				12.1		12.1
Foreign currency translation adjustments, net of tax of ($58.7)				(37.8)		(37.8)
Minimum pension liability adjustments, net of tax of ($18.9)				(27.2)		(27.2)
Unrealized holding losses on derivatives, net of tax of ($2.8)				(2.6)		(2.6)
Less: reclassification adjustment for gains included in net income, net of tax of $1.7				1.9		1.9
Net unrealized losses on qualifying derivatives				(4.5)		(4.5)
Total comprehensive income						49.5
Common stock dividends			(181.0)			(181.0)
Common stock issued and other		54.1			(4.7)	49.4
Ending balance	0.9	1,293.9	758.2	(209.9)	(6.9)	1,836.2
2003:						
Net income			183.5			183.5
Unrealized holding gains on securities, net of tax of $6.5				11.2		11.2
Less: reclassification adjustment for gains included in net income, net of tax of $1.4				2.4		2.4
Net unrealized gains on securities				8.8		8.8
Foreign currency translation adjustments, net of tax of ($6.8)				88.9		88.9
Less: reclassification adjustment for gains included in net income, net of tax of $4.3				5.3		5.3
Net foreign currency translation adjustments				83.6		83.6
Minimum pension liability adjustments, net of tax of $4.3				6.3		6.3
Unrealized holding losses on derivatives, net of tax of ($0.9)				(1.7)		(1.7)
Less: reclassification adjustment for losses included in net income, net of tax of ($3.8)				(6.5)		(6.5)
Net unrealized gains on qualifying derivatives				4.8		4.8
Total comprehensive income						287.0
Common stock dividends			(101.3)			(101.3)
Common stock issued and other	0.2	349.7			(0.5)	349.4
Ending balance	1.1	1,643.6	840.4	(106.4)	(7.4)	2,371.3
2004:						
Net income			**145.5**			**145.5**
Unrealized holding gains on securities, net of tax of $5.8				**9.7**		**9.7**
Less: reclassification adjustment for gains included in net income, net of tax of $6.6				**10.6**		**10.6**
Net unrealized losses on securities				**(0.9)**		**(0.9)**
Foreign currency translation adjustments, net of tax of $5.2				**24.7**		**24.7**
Minimum pension liability adjustments, net of tax of $10.1				**15.6**		**15.6**
Unrealized holding gains on derivatives, net of tax of $0.2				**0.3**		**0.3**
Less: reclassification adjustment for gains included in net income, net of tax of $0.3				**0.4**		**0.4**
Net unrealized losses on qualifying derivatives				**(0.1)**		**(0.1)**
Total comprehensive income						**184.8**
Common stock dividends			**(114.0)**			**(114.0)**
Common stock issued and other	**0.1**	**118.5**			**0.7**	**119.3**
Ending balance	**$1.2**	**$1,762.1**	**$871.9**	**($67.1)**	**($6.7)**	**$2,561.4**

(a) Accumulated other comprehensive loss at January 1, 2002 consisted of ($8.0) of net unrealized losses on securities, ($126.8) of foreign currency translation adjustments, ($16.4) of minimum pension liability adjustments and ($1.3) of net unrealized losses on qualifying derivatives.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General - The consolidated financial statements include the accounts of Alliant Energy Corporation (Alliant Energy) and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are Interstate Power and Light Company (IPL), Wisconsin Power and Light Company (WPL), Alliant Energy Resources, Inc. (Resources) and Alliant Energy Corporate Services, Inc. (Corporate Services). IPL and WPL are utility subsidiaries that are engaged principally in the generation, transmission (IPL only), distribution and sale of electric energy; and the purchase, distribution, transportation and sale of natural gas in Iowa, Wisconsin, Minnesota and Illinois. Resources (through its numerous direct and indirect subsidiaries) is comprised of three primary business platforms: International, Non-regulated Generation and Other Non-regulated Investments. International holds interests in various businesses to develop energy generation, delivery and infrastructure in growing international markets in Brazil, China and New Zealand. Non-regulated Generation supports the development, financing and construction of generation to meet the needs of Alliant Energy's domestic utility business; owns a 309 megawatt (MW), non-regulated, tolled (through May 2008), natural gas-fired power plant in Neenah, Wisconsin; and currently has a 300 MW simple-cycle, natural gas-fired generating facility under construction near Sheboygan Falls, Wisconsin. Other Non-regulated Investments includes investments in environmental engineering and site remediation, transportation, a master-planned resort community (Laguna del Mar), synthetic fuel and energy technologies investments, as well as oil and gas gathering pipeline systems and a biomass facility that Alliant Energy recently decided to divest. Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries as required under the Public Utility Holding Company Act of 1935 (PUHCA). Refer to Note 16 for information on various businesses reported as assets held for sale and discontinued operations in the Consolidated Financial Statements.

The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis. All significant intercompany balances and transactions, other than certain energy-related transactions affecting IPL and WPL, have been eliminated from the consolidated financial statements. Such energy-related transactions not eliminated are made at prices that approximate market value and the associated costs are recoverable from customers through the rate making process. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S.), which give recognition to the rate making and accounting practices of the Federal Energy Regulatory Commission (FERC) and state commissions having regulatory jurisdiction. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified on a basis consistent with the current year presentation. Most reclassifications relate to the reporting of discontinued operations pursuant to Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (SFAS 144). The notes herein have been restated to reflect continuing operations for all periods presented.

Unconsolidated investments for which Alliant Energy does not control, but does have the ability to exercise significant influence over operating and financial policies (generally, 20% to 50% voting interest), are accounted for under the equity method of accounting. These investments are stated at acquisition cost, increased or decreased for Alliant Energy's equity in net income or loss, which is included in "Equity (income) loss from unconsolidated investments" in the Consolidated Statements of Income, and decreased for any dividends received. These investments are also increased or decreased for Alliant Energy's proportionate share of the investee's other comprehensive income (loss), which is included in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method.

(b) Regulation - Alliant Energy is a registered public utility holding company subject to regulation by the Securities and Exchange Commission (SEC) under PUHCA. The utility subsidiaries are subject to regulation under PUHCA, FERC, their respective state regulatory commissions, the U.S. Environmental Protection Agency, and the Nuclear Regulatory Commission (NRC). Resources is subject to regulation by an autonomous national electric energy agency (Agencia Nacional de Energia Eletrica (ANEEL)) for its Brazil investments, the Chinese government, including local and provincial authorities, for its China investments and the New Zealand Electricity Commission for its New Zealand investments. Alliant Energy and its subsidiaries are also subject to regulation by various other federal, state and local agencies.

(c) Regulatory Assets and Liabilities - Alliant Energy is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. At Dec. 31, 2004 and 2003, IPL had $22 million and $24 million and WPL had $11 million and $7 million of regulatory assets that were not earning returns, respectively. At Dec. 31, regulatory assets were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2004	2003	**2004**	2003	**2004**	2003
Tax-related (Note 1(d))	**$251.1**	$209.2	**$230.9**	$185.8	**$20.2**	$23.4
Environmental-related (Note 11(e))	**50.6**	58.6	**37.7**	42.4	**12.9**	16.2
Minimum pension liability (Note 6(a))	**39.4**	--	**--**	--	**39.4**	--
Energy conservation program costs	**36.1**	36.8	**21.8**	13.9	**14.3**	22.9
Asset retirement obligations (Note 19)	**32.9**	28.8	**17.6**	20.5	**15.3**	8.3
Debt redemption costs	**22.8**	24.2	**13.2**	14.2	**9.6**	10.0
Excess allowance for funds used during construction (AFUDC) (Note 1(g))	**11.9**	12.1	**--**	--	**11.9**	12.1
Derivatives (Note 10(a))	**10.6**	4.7	**3.9**	1.1	**6.7**	3.6
Fuel cost recovery (Note 1(i))	**4.6**	15.5	**4.1**	15.3	**0.5**	0.2
Other	**27.9**	33.2	**9.0**	9.7	**18.9**	23.5
	$487.9	$423.1	**$338.2**	$302.9	**$149.7**	$120.2

Alliant Energy believes it is probable that any differences between expenses for legal asset retirement obligations (AROs) calculated under SFAS 143, "Accounting for Asset Retirement Obligations" (SFAS 143), and expenses recovered currently in rates will be recoverable in future rates, and is deferring the difference as a regulatory asset.

At Dec. 31, regulatory liabilities were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2004	2003	**2004**	2003	**2004**	2003
Cost of removal obligations	**$534.7**	$535.8	**$336.7**	$325.9	**$198.0**	$209.9
Tax-related (Note 1(d))	**110.3**	114.0	**93.3**	96.1	**17.0**	17.9
Gas performance incentive (Note 1(i))	**15.1**	10.6	**--**	--	**15.1**	10.6
Other	**14.7**	11.5	**5.9**	8.1	**8.8**	3.4
	$674.8	$671.9	**$435.9**	$430.1	**$238.9**	$241.8

At Dec. 31, 2004 and 2003, current regulatory liabilities of $28 million and $18 million were reported in "Other current liabilities" on the Consolidated Balance Sheets, respectively.

Alliant Energy collects in rates future removal costs for many assets that do not have an associated legal ARO. Alliant Energy records a regulatory liability for the estimated amounts it has collected in rates for these future removal costs less amounts spent on removal activities.

(d) Income Taxes - Alliant Energy is subject to the provisions of SFAS 109, "Accounting for Income Taxes," and follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred taxes are recorded using currently enacted tax rates.

Except as noted below, income tax expense includes provisions for deferred taxes to reflect the tax effects of temporary differences between the time when certain costs are recorded in the accounts and when they are deducted for tax return purposes. As temporary differences reverse, the related accumulated deferred income taxes are reversed to income. Investment tax credits have been deferred and are subsequently credited to income over the average lives of the related property. Other tax credits reduce income tax expense in the year claimed and are generally related to nonconventional fuel and research and development.

Consistent with Iowa rate making practices for IPL, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment) because rates are reduced for the current tax benefits. As the deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through rates. Accordingly, IPL has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(c). In Wisconsin, the Public Service Commission of Wisconsin (PSCW) has allowed rate recovery of deferred taxes on all temporary differences since August 1991. WPL established a regulatory asset associated with those temporary differences occurring prior to August 1991 that will be recovered in future rates through 2007.

In 2002, IPL filed with the Internal Revenue Service (IRS) for a change in method of accounting for tax purposes for 1987 through 2001 that would allow a current deduction related to mixed service costs. Such costs had previously been capitalized and depreciated for tax purposes over the appropriate tax lives. This change would create a significant current tax benefit that has not been reflected in Alliant Energy's results of operations pending a decision from the Iowa Utilities Board (IUB) on the required rate making treatment of the benefit. In its April 2003 order, the IUB approved IPL's proposed accounting treatment to defer the tax savings as a regulatory liability resulting from the change of accounting method until the IRS audit on this issue is complete. The rate making impact will be addressed once the issue is resolved with the IRS, which is expected to occur in 2005 or 2006. There would be no material negative impact on Alliant Energy's results of operations or financial position should the IRS reject IPL's proposal.

(e) Common Shares Outstanding - A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per average common share (EPS) calculation was as follows (in thousands):

Weighted average common shares outstanding:	**2004**	2003	2002
Basic EPS calculation	**113,274**	101,366	90,897
Effect of dilutive securities	**427**	178	62
Diluted EPS calculation	**113,701**	101,544	90,959

In 2004, 2003 and 2002, 3,309,468, 3,799,938 and 3,338,978 options, respectively, to purchase shares of common stock, with weighted average exercise prices of $29.36, $28.68 and $29.67, respectively, were excluded from the calculation of diluted EPS as the exercise prices were greater than the average market price.

(f) Temporary Cash Investments and Restricted Cash - Temporary cash investments are stated at cost, which approximates market value, and are considered cash equivalents for the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows. These investments consist of short-term liquid investments that have maturities of less than 90 days. Alliant Energy's short-term restricted cash at Dec. 31, 2004 primarily related to dividend requirements of non-recourse redeemable preference shares issued by Resources' wholly-owned New Zealand subsidiary in 2004 and deposits with trustees. At Dec. 31, 2003, short-term restricted cash primarily related to borrowing requirements for various power plants in China and deposits with trustees. At Dec. 31, 2004 and 2003, Alliant Energy also had $7.3 million and $6.7 million, respectively, of long-term restricted cash primarily related to borrowing requirements for the acquisition and maintenance of Resources' 309 MW power plant in Neenah, Wisconsin.

(g) Property, Plant and Equipment - Domestic utility plant (other than acquisition adjustments) is recorded at original cost, which includes overhead, administrative costs and AFUDC. At Dec. 31, 2004 and 2003, IPL had $20 million and $21 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($4.3 million and $4.6 million, respectively, of such balances are currently being recovered in IPL's rates). Ordinary retirements of utility plant and salvage value are netted and charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized. Removal costs reduce the regulatory liability previously established. The AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2004	2003	2002
IPL	**7.3%**	7.9%	6.9%
WPL (PSCW formula - retail jurisdiction)	**15.2%**	14.8%	12.6%
WPL (FERC formula - wholesale jurisdiction)	**12.5%**	9.5%	2.6%

WPL records a regulatory asset for all retail jurisdiction construction projects equal to the difference between the AFUDC calculated in accordance with PSCW guidelines and the AFUDC authorized by FERC and amortizes the regulatory asset at a composite rate and time frame established during each rate case. The amount of AFUDC generated by equity and debt was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Equity	**$13.2**	$13.5	$4.0	**$9.5**	$10.6	$2.5	**$3.7**	$2.9	$1.5
Debt	**5.3**	7.2	3.7	**4.5**	6.1	2.6	**0.8**	1.1	1.1
	$18.5	$20.7	$7.7	**$14.0**	$16.7	$5.1	**$4.5**	$4.0	$2.6

Electric plant in service by functional category as of Dec. 31 was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2004	2003	**2004**	2003	**2004**	2003
Generation	**$3,049.6**	$2,596.1	**$2,054.6**	$1,631.5	**$995.0**	$964.6
Distribution	**2,464.2**	2,280.0	**1,395.1**	1,306.5	**1,069.1**	973.5
Transmission	**634.3**	603.2	**634.3**	603.2	--	--
Other	**232.2**	228.2	**167.8**	164.3	**64.4**	63.9
	$6,380.3	$5,707.5	**$4,251.8**	$3,705.5	**$2,128.5**	$2,002.0

IPL and WPL use a combination of remaining life, straight-line and sum-of-the-years-digits depreciation methods as approved by their respective regulatory commissions. The remaining depreciable life of the Duane Arnold Energy Center (DAEC), of which IPL is a co-owner, is based on the NRC license end-of-life of 2014. The remaining depreciable life of the Kewaunee Nuclear Power Plant (Kewaunee), of which WPL is a co-owner, is based on the PSCW approved revised end-of-life of 2010. Depreciation expense related to the decommissioning of DAEC and Kewaunee is discussed further in Note 11(f). The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IPL			WPL		
	2004	2003	2002	**2004**	2003	2002
Electric	**3.5%**	3.3%	3.4%	**3.5%**	3.7%	3.6%
Gas	**2.7%**	2.7%	2.9%	**4.0%**	4.0%	4.1%

Nuclear fuel for DAEC is leased. Annual nuclear fuel lease expenses include the cost of fuel, based on the quantity of heat produced for electric generation, plus the lessor's interest costs related to fuel in the reactor and administrative expenses. Nuclear fuel for Kewaunee is recorded at its original cost and is amortized to expense based upon the quantity of heat produced for electric generation. This accumulated amortization assumes spent nuclear fuel will have no residual value. Estimated future disposal costs of such fuel are expensed based on kilowatt-hours (KWhs) generated. Refer to Note 3 for additional information on DAEC's nuclear fuel lease.

Non-regulated property, plant and equipment is recorded at cost. The majority of the non-regulated property, plant and equipment is depreciated using the straight-line method over periods ranging from 10 to 32 years. Upon retirement or sale of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Income. In 2004, Resources capitalized interest of $5.4 million related to the Sheboygan Falls project.

(h) Operating Revenues - Revenues from IPL and WPL are primarily from electric and natural gas sales and deliveries and are recorded under the accrual method of accounting and recognized upon delivery. Revenues from Alliant Energy's non-regulated businesses are primarily from the sale of energy or services and are recognized based on output delivered or services provided as specified under contract terms. Alliant Energy's non-regulated businesses also account for the revenues of certain contracts on the percentage of completion method. Alliant Energy accrues revenues for services rendered but unbilled at month-end. Certain of Alliant Energy's subsidiaries serve as collection agents for sales or various other taxes and record revenues on a net basis. The revenues do not include the collection of the aforementioned taxes.

(i) Domestic Utility Fuel Cost Recovery - IPL's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Electric production fuel and purchased power" and "Cost of gas sold" in the Consolidated Statements of Income. The cumulative effects are reflected on the Consolidated Balance Sheets as a current regulatory asset or liability, until they are automatically reflected in future billings to customers. Recovery of capacity related charges associated with IPL's and WPL's purchased-power costs are recovered from electric customers through changes in base rates.

WPL's retail electric rates are based on annual forecasts that include fuel and purchased energy costs. Under PSCW rules, WPL can seek rate increases for increases in the cost of electric fuel and purchased energy if it experiences an increase in costs that are more than 3% higher than the estimated costs used to establish rates and must reduce rates if annual costs are more than 3% lower than the estimated costs used to establish rates. WPL's retail gas tariffs provide for subsequent adjustments to its natural gas rates for changes in the current monthly natural gas commodity price index. Also, WPL has a gas performance incentive which includes a sharing mechanism whereby 50% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained by WPL, with the remainder refunded to or recovered from customers.

(j) Generating Facility Outages - The IUB allows IPL to collect, as part of its base revenues, funds to offset other operation and maintenance expenditures incurred during refueling outages at DAEC. These costs include incremental internal labor costs, contractor labor and materials directly related to activities performed during the outage. As these revenues are collected, an equivalent amount is charged to other operation and maintenance expense with a corresponding credit to a reserve. During a refueling outage, the reserve is reversed to offset the refueling outage expenditures. Operating expenses incurred during refueling outages at Kewaunee are expensed by WPL as incurred. The maintenance costs incurred during outages for Alliant Energy's various other generating facilities are also expensed as incurred. The timing of the DAEC and Kewaunee refueling outages during 2002 to 2004 and anticipated refueling outages for 2005 to 2007 are as follows:

	2002	2003	2004	2005	2006	2007
DAEC	None	Spring	None	Spring	None	Spring
Kewaunee	None	Spring	Fall	None	Spring	Fall

(k) Translation of Foreign Currency - Assets and liabilities of international investments, where the local currency is the functional currency, have been translated at year-end exchange rates and related income statement results have been translated using average exchange rates prevailing during the year. Adjustments resulting from translation, including gains and losses on intercompany foreign currency transactions, which are long-term in nature and which Alliant Energy does not intend to settle in the foreseeable future, have been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets.

(l) Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, certain currency rates and volatility in a portion of natural gas sales volumes due to weather. Alliant Energy also utilizes derivatives to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. The fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets and gains and losses related to derivatives that are designated as, and qualify as hedges, are recognized in earnings when the underlying hedged item or physical transaction is recognized in income. Gains and losses related to derivatives that do not qualify for, or are not designated in hedge relationships, are recognized in earnings immediately. A number of Alliant Energy's derivative transactions are in its domestic utility business and based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations. Changes in fair market values of such derivatives generally have no impact on Alliant Energy's results of operations, as they are generally reported as changes in regulatory assets and liabilities. Alliant Energy has some commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception and based on this designation, these contracts are not accounted for as derivative instruments.

Alliant Energy is exposed to losses related to financial instruments in the event of counterparties' non-performance. Alliant Energy has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate its exposure to counterparty credit risk. Alliant Energy is not aware of any material exposure to counterparty credit risk related to its derivative financial instruments. Refer to Note 10 for further discussion of Alliant Energy's derivative financial instruments.

(m) Accounting for Stock Options - At Dec. 31, 2004, Alliant Energy had two stock-based incentive compensation plans, which are described more fully in Note 6(b). Alliant Energy accounts for stock options issued under these plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees" (APB 25). No stock-based compensation cost is reflected in net income in Alliant Energy's Consolidated Statements of Income, as all options granted under those plans had an exercise price equal to the quoted market price of the underlying common stock on the date of grant. The effect on net income and EPS if Alliant Energy had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to the stock options issued under these plans was as follows (in millions):

	2004	2003	2002
Net income, as reported	**$145.5**	$183.5	$106.9
Less: stock-based compensation expense, net of tax	**1.7**	2.0	2.6
Pro forma net income	**$143.8**	$181.5	$104.3
EPS (basic):			
As reported	**$1.28**	$1.81	$1.18
Pro forma	**$1.27**	$1.79	$1.15
EPS (diluted):			
As reported	**$1.28**	$1.81	$1.18
Pro forma	**$1.26**	$1.79	$1.15

(n) Pension Plan - For the defined benefit pension plan sponsored by Corporate Services, Alliant Energy allocates pension costs and contributions to IPL, WPL, Resources and the parent company based on labor costs of plan participants and any additional minimum pension liability based on each group's funded status.

(o) Asset Valuations - Long-lived assets, excluding goodwill and regulatory assets, are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. An impairment charge is recognized equal to the amount the carrying value exceeds the asset's fair value. The fair value is determined by the use of quoted market prices, appraisals, or the use of other valuation techniques such as expected discounted future cash flows. Assets held for sale are reviewed for possible impairment each reporting period and impairment charges are recorded if the carrying value of such asset exceeds the estimated fair value less cost to sell.

Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets acquired in a business combination. In accordance with SFAS 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is required to be evaluated for impairment at least annually and more frequently if indicators of impairment exist. If the fair value of a reporting unit is less than its carrying value, including goodwill, an impairment charge may be necessary. The fair value of reporting units is determined by utilizing a combination of market value indicators and expected discounted future cash flows. Refer to Note 14 for additional information.

If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the fair value of these investments to their carrying values as well as assessing if a decline in fair value is temporary. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value.

(p) Interest Income and Other - The other (income) and deductions included in "Interest income and other" in the Consolidated Statements of Income are as follows (in millions):

	2004	2003	2002
Interest income:			
From loans to discontinued operations	**($8.5)**	($11.7)	($23.0)
From loan to Mexican development company (Note 9)	**--**	(5.6)	(3.8)
Other	**(8.0)**	(6.2)	(7.2)
Valuation charges/(income):			
McLeodUSA Inc. (McLeod) trading securities	**0.7**	(0.6)	5.0
Other unconsolidated investments	**1.1**	2.8	10.3
Gain on sale of Whiting Petroleum Corporation (WPC) stock	**(14.2)**	--	--
Gains on other asset sales, net	**(5.6)**	(5.6)	(0.2)
Currency transaction (gains) losses, net	**(1.4)**	(2.4)	0.7
Minority interest of subsidiaries' net earnings	**4.3**	4.5	4.2
Other	**2.9**	3.0	3.2
	($28.7)	($21.8)	($10.8)

(q) Operating Leases - Alliant Energy has certain purchased-power agreements that are accounted for as operating leases. Costs associated with these agreements are included in "Electric production fuel and purchased power" in the Consolidated Statements of Income based on monthly payments for these agreements. Monthly capacity payments related to one of these agreements is higher during the peak demand period from May 1 through Sep. 30 and lower in all other periods during each calendar year. These seasonal differences in capacity charges are consistent with market pricing and the expected usage of energy from the plant.

(2) DOMESTIC UTILITY RATE MATTERS

In 2005, WPL received approval from the PSCW to refund $12 million in 2005 to its natural gas customers for gains realized from its gas performance incentive program. At Dec. 31, 2004, WPL reserved for all amounts related to these refunds. Refer to Note 1(i) for further discussion of WPL's fuel cost recovery.

(3) LEASES

Operating Leases - In 2004, 2003 and 2002, Alliant Energy's operating lease rental expenses, which included certain purchased-power agreements, were $79 million, $41 million and $38 million, respectively. Contingent rentals from operating leases that were excluded from these amounts were $3.4 million, $4.2 million and $5.2 million for 2004, 2003 and 2002, respectively. At Dec. 31, 2004, Alliant Energy's future minimum operating lease payments, excluding contingent rentals, were as follows (in millions):

	2005	2006	2007	2008	2009	Thereafter	Total
Operating leases:							
Certain purchased-power agreements	$69	$70	$72	$64	$58	$177	$510
Synthetic leases	19	24	50	4	6	15	118
Other	13	11	9	8	7	39	87
Total operating leases	$101	$105	$131	$76	$71	$231	$715

The purchased-power agreements meeting the criteria as operating leases are such that, over the contract term, Alliant Energy has exclusive rights to all or a substantial portion of the output from a specific generating facility. The purchased-power agreements total in the previous table includes $429 million and $56 million related to the Riverside plant tolling agreement and RockGen plant purchased-power agreement, respectively. Refer to Note 20 for additional information concerning the impacts of Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R), on these two agreements.

The synthetic leases in the previous table relate to the financing of the corporate headquarters, corporate aircraft, utility railcars and a utility radio dispatch system. The entities that lease these assets to Alliant Energy do not meet the consolidation requirements per FIN 46R and are not included on the Consolidated Balance Sheets. Alliant Energy has guaranteed the residual value of its synthetic leases which total $70 million in the aggregate. The guarantees extend through the maturity of each respective underlying lease with remaining terms up to 11 years. Residual value guarantee amounts have been included in the previous table.

Capital Leases - IPL has a capital lease covering its 70% undivided interest in nuclear fuel purchased for DAEC. Annual nuclear fuel lease expenses (included in "Electric production fuel and purchased power" in the Consolidated Statements of Income) for 2004, 2003 and 2002 were $16 million, $13 million and $15 million, respectively. At Dec. 31, 2004, Alliant Energy's future minimum capital lease payments were as follows (in millions):

	2005	2006	2007	2008	2009	There -after	Total	Less: amount repre- senting interest	Present value of net minimum capital lease payments	Gross assets under lease at 12-31-04
Capital leases:										
Nuclear fuel (IPL)	$14	$16	$10	$8	$2	$2	$52	$4	$48	$93 (a)
Office building (IPL)	1	29	--	--	--	--	30	2	28	16 (b)
Other	1	--	--	1	1	5	8	3	5	5
Total capital leases	$16	$45	$10	$9	$3	$7	$90	$9	$81	$114

(a) At Dec. 31, 2004 and 2003, accumulated amortization was $45 million and $31 million, respectively.
(b) The difference between the gross assets under the lease and the present value of the net minimum capital lease payments primarily relates to cash received by IPL at the inception of the lease. At Dec. 31, 2004 and 2003, accumulated amortization was $1.1 million and $0.8 million.

(4) SALES OF ACCOUNTS RECEIVABLE

Domestic utility customer accounts receivable, including unbilled revenues, arise primarily from electric and natural gas sales. At Dec. 31, 2004 and 2003, IPL and WPL were serving a diversified base of residential, commercial, industrial and wholesale customers and did not have any significant concentrations of credit risk.

IPL participates in a utility customer accounts receivable sale program whereby it may sell up to a maximum amount of $125 million of its accounts receivable to a third-party financial institution on a limited recourse basis through wholly-owned and consolidated special purpose entities. Corporate Services acts as a collection agent for the buyer and receives a fee for collection services. The agreement expires in April 2006 and is subject to annual renewal or renegotiation for a longer period thereafter. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. On a monthly basis, this sales price is adjusted, resulting in payments to the third-party financial institution of an amount that varies based on interest rates and length of time the sold receivables remain outstanding. Collections on sold receivables are used to purchase additional receivables from IPL. In March 2004, WPL discontinued its participation in the utility customer accounts receivable sale program. WPL had no receivables sold and no short-term debt outstanding at the time it discontinued its participation in the program. Alliant Energy, IPL and WPL accounted for the sale of accounts receivable to the third-party financial institution as sales under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The entity that purchases the receivables did not require consolidation per the guidelines of FIN 46R. Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables.

At Dec. 31, 2004 and 2003, Alliant Energy had sold $75 million (all at IPL) and $176 million ($126 million at IPL and $50 million at WPL) of domestic utility customer accounts receivable, respectively. In 2004, 2003 and 2002, Alliant Energy received $1.0 billion ($1.0 billion at IPL and $30 million at WPL), $1.8 billion ($1.0 billion at IPL and $0.8 billion at WPL) and $2.3 billion ($1.1 billion at IPL and $1.2 billion at WPL), respectively, in aggregate proceeds from the sale of accounts receivable. IPL and WPL used proceeds from the sale of accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term rates and finance a portion of their long-term cash needs. Alliant Energy incurred costs associated with these sales of $1.7 million ($1.5 million at IPL and $0.2 million at WPL), $2.6 million ($1.4 million at IPL and $1.2 million at WPL) and $4.2 million ($2.0 million at IPL and $2.2 million at WPL) in 2004, 2003 and 2002, respectively.

(5) INCOME TAXES

The components of income taxes for Alliant Energy were as follows (in millions):

	2004	2003	2002
Current tax expense:			
Federal	**$30.6**	$19.3	$26.3
State	**16.8**	12.4	20.6
Nonconventional fuel credits	**(6.9)**	(9.9)	(15.7)
Deferred tax expense (benefit):			
Federal	**71.3**	62.4	19.8
State	**(7.3)**	0.8	(1.2)
Nonconventional fuel credits	**(18.2)**	(13.2)	0.8
Foreign tax expense	**3.4**	5.1	6.0
Research and development tax credits	**(0.7)**	(1.1)	(4.5)
Amortization of investment tax credits	**(5.1)**	(5.1)	(5.2)
Other tax credits	**(0.1)**	(1.8)	(0.1)
	$83.8	$68.9	$46.8

Deferred tax expense (benefit) for 2004 includes $4.4 million of expense resulting from Alliant Energy's plan to repatriate certain foreign earnings in 2005 that were previously expected to be reinvested indefinitely. Alliant Energy had not previously recorded U.S. tax provisions related to these earnings given they were expected to be reinvested indefinitely.

Included in "Cumulative effect of changes in accounting principles, net of tax" in the Consolidated Statements of Income for 2003 were income tax benefits of $3.8 million related to the adoption of Emerging Issues Task Force Issue (EITF) 02-3 "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF Issue 02-3), and SFAS 143 by Alliant Energy on Jan. 1, 2003. Refer to Note 16 for discussion of taxes associated with Alliant Energy's discontinued operations.

Alliant Energy's subsidiaries calculate income tax provisions using the separate return methodology. Separate return amounts are adjusted to reflect state apportionment benefits net of federal tax and the fact that PUHCA prohibits the retention of tax benefits at the parent level. Any difference between the separate return methodology and the actual consolidated return is allocated as prescribed in Alliant Energy's tax allocation agreement.

The overall effective income tax rates shown in the following table were computed by dividing total income tax expense by income from continuing operations before income taxes and preferred dividend requirements of subsidiaries.

	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**2.2**	3.2	8.2
Effect of rate making on property related differences	**1.1**	4.1	0.1
Research and development tax credits	**(0.2)**	(0.4)	(3.1)
Foreign operations	**(1.2)**	(3.1)	6.0
Adjustment of prior period taxes	**(1.4)**	(0.6)	0.7
Amortization of investment tax credits	**(1.6)**	(2.1)	(3.5)
Nonconventional fuel credits	**(8.0)**	(9.4)	(10.2)
Other items, net	**0.8**	1.8	(1.4)
Overall effective income tax rate	**26.7%**	28.5%	31.8%

The deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at Dec. 31 arise from the following temporary differences (in millions):

	2004			2003		
	Deferred Tax Assets	**Deferred Tax Liabilities**	**Net**	Deferred Tax Assets	Deferred Tax Liabilities	Net
Property	**($30.4)**	**$765.3**	**$734.9**	($37.2)	$711.0	$673.8
Exchangeable senior notes	**--**	**189.0**	**189.0**	--	153.7	153.7
Decommissioning	**(39.9)**	**--**	**(39.9)**	(30.1)	--	(30.1)
Mixed service costs	**(30.0)**	**--**	**(30.0)**	(30.8)	--	(30.8)
Federal credit carryforward	**(64.9)**	**--**	**(64.9)**	(49.3)	--	(49.3)
Capital losses	**(50.1)**	**--**	**(50.1)**	(36.3)	--	(36.3)
Net operating losses	**(34.9)**	**--**	**(34.9)**	(25.4)	--	(25.4)
Valuation allowances	**61.7**	**--**	**61.7**	35.8	--	35.8
Other	**(52.1)**	**47.3**	**(4.8)**	--	2.2	2.2
Total	**($240.6)**	**$1,001.6**	**$761.0**	($173.3)	$866.9	$693.6

	2004	2003
Other current assets	**($11.5)**	($8.4)
Deferred charges and other	**(3.0)**	--
Deferred income taxes	**775.5**	702.0
Total deferred tax (assets) and liabilities	**$761.0**	$693.6

At Dec. 31, 2004, Alliant Energy had the following tax carryforwards: alternative minimum tax credits of $47.6 million, capital losses of $97.2 million, net operating losses (primarily state) of $548.4 million, and general business credits of $17.3 million. The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of the capital loss carryforwards expire in 2007. The net operating loss carryforwards have expiration dates ranging from 2005 to 2024 with 87.5% expiring after 2015. The general business credit carryforwards have expiration dates ranging from 2022 to 2024. Due to the uncertainty of the realization of certain tax carryforwards, Alliant Energy has established valuation allowances of $61.7 million and $35.8 million as of Dec. 31, 2004 and 2003, respectively. The increase in valuation allowances was primarily related to management's assessment of Alliant Energy's ability to utilize the capital loss carryforwards prior to their expiration in 2007. At Dec. 31, 2004 and 2003, $24.9 million and $19.6 million, respectively, of these valuation allowances have been recorded to "Accumulated other comprehensive loss" on the Consolidated Balance Sheets and relate to foreign currency translation losses that are subject to capital loss carryover limitations.

U.S. and foreign sources of income (loss) from continuing operations before income taxes were as follows (in millions):

	2004	2003	2002
U.S. sources	**$248.0**	$174.9	$142.2
Foreign sources	**46.6**	50.0	(1.3)
Income from continuing operations before income taxes	**$294.6**	$224.9	$140.9

(6) BENEFIT PLANS

(a) Pension Plans and Other Postretirement Benefits - Alliant Energy has various non-contributory defined benefit pension plans that cover a significant number of its employees. Benefits are based on the employees' years of service and compensation. Alliant Energy also provides certain defined benefit postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory. The weighted-average assumptions for qualified and non-qualified pension benefits and other postretirement benefits at the measurement date of Sep. 30 were as follows (N/A=Not Applicable):

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Discount rate for benefit obligations	**6%**	6%	6.75%	**6%**	6%	6.75%
Discount rate for net periodic cost	**6%**	6.75%	7.25%	**6%**	6.75%	7.25%
Expected return on plan assets	**9%**	9%	9%	**9%**	9%	9%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**10%**	9.5%	10.8%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

The expected return on plan assets was determined by analysis of forecasted asset class returns as well as actual returns for the plan over the past 10 years. An adjustment to the returns to account for active management of the assets is also made in the analysis. The obligations are viewed as long-term commitments and a long-term approach is used when determining the expected rate of return on assets, which is reviewed on an annual basis.

The components of Alliant Energy's qualified and non-qualified pension benefits and other postretirement benefits costs were as follows (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Service cost	**$19.3**	$16.1	$13.7	**$10.3**	$7.6	$5.5
Interest cost	**43.7**	43.6	42.1	**14.0**	14.7	12.7
Expected return on plan assets	**(46.8)**	(40.6)	(41.8)	**(6.5)**	(5.4)	(5.5)
Amortization of (*):						
Transition obligation (asset)	**(0.3)**	(0.5)	(2.0)	**2.0**	3.7	3.7
Prior service cost	**3.5**	3.2	3.2	**(1.0)**	(0.3)	(0.3)
Actuarial loss	**7.5**	8.7	2.7	**4.8**	2.6	0.5
	$26.9	$30.5	$17.9	**$23.6**	$22.9	$16.6

* Unrecognized net actuarial losses in excess of 10% of the projected benefit obligation and unrecognized prior service costs are amortized over the average future service lives of the participants. Unrecognized net transition obligations related to other postretirement benefits are amortized over a 20-year period ending 2012.

The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefits costs. A 1% change in the medical trend rates for 2004, holding all other assumptions constant, would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$3.1	($2.7)
Effect on postretirement benefit obligation	$24.1	($21.6)

A reconciliation of the funded status of Alliant Energy's qualified and non-qualified pension benefit and other postretirement benefit plans to the amounts recognized on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	**2004**	2003
Change in projected benefit obligation:				
Net projected benefit obligation at beginning of year	**$721.0**	$646.7	**$242.4**	$215.7
Service cost	**19.3**	16.1	**10.3**	7.6
Interest cost	**43.7**	43.6	**14.0**	14.7
Plan participants' contributions	**--**	--	**2.0**	1.9
Plan amendments	**5.7**	1.7	**(2.2)**	(19.1)
Actuarial loss	**36.5**	47.8	**11.2**	34.6
Gross benefits paid	**(37.7)**	(34.9)	**(15.3)**	(13.0)
Net projected benefit obligation at end of year	**788.5**	721.0	**262.4**	242.4
Change in plan assets:				
Fair value of plan assets at beginning of year	**530.6**	466.7	**78.3**	67.3
Actual return on plan assets	**60.8**	86.2	**7.1**	9.9
Employer contributions	**70.2**	12.6	**19.4**	12.2
Plan participants' contributions	**--**	--	**2.0**	1.9
Gross benefits paid	**(37.7)**	(34.9)	**(15.3)**	(13.0)
Fair value of plan assets at end of year	**623.9**	530.6	**91.5**	78.3
Funded status at end of year	**(164.6)**	(190.4)	**(170.9)**	(164.1)
Unrecognized net actuarial loss	**190.2**	175.2	**96.7**	90.9
Unrecognized prior service cost	**24.6**	22.4	**(5.7)**	(4.6)
Unrecognized net transition obligation (asset)	**(0.5)**	(0.8)	**15.9**	17.9
Net amount recognized at end of year	**$49.7**	$6.4	**($64.0)**	($59.9)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Prepaid benefit cost	**$76.0**	$60.1	**$2.1**	$2.2
Accrued benefit cost	**(26.3)**	(53.7)	**(66.1)**	(62.1)
Additional minimum liability	**(91.8)**	(77.1)	**--**	--
Intangible asset	**15.1**	14.2	**--**	--
Regulatory asset	**39.4**	--	**--**	--
Accumulated other comprehensive loss	**37.3**	62.9	**--**	--
Net amount recognized at measurement date	**49.7**	6.4	**(64.0)**	(59.9)
Contributions paid after 9/30 and prior to 12/31	**0.7**	0.6	**3.9**	6.7
Net amount recognized at 12/31	**$50.4**	$7.0	**($60.1)**	($53.2)

In 2004, the PSCW authorized Wisconsin utilities to record additional minimum pension liability to "Regulatory assets" in lieu of "Accumulated other comprehensive loss" on their Consolidated Balance Sheets. In 2003, a plan amendment was adopted that required certain employees to accrue 10 years of service after age 45 in order to be eligible for postretirement medical benefits. This amendment resulted in a reduction of the other postretirement benefit obligation.

The funded status of the qualified pension plans based on the projected benefit obligation at Sep. 30, 2004 was ($115) million. Included in the following table are Alliant Energy's accumulated benefit obligations, aggregate amounts applicable to pension and other postretirement benefits with accumulated benefit obligations in excess of plan assets, as well as pension plans with projected benefit obligations in excess of plan assets as of the measurement date of Sep. 30 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	**2004**	2003
Accumulated benefit obligation	**$715.4**	$663.2	**$262.4**	$242.4
Plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligations	**533.6**	497.5	**260.7**	240.7
Fair value of plan assets	**431.1**	355.6	**88.1**	75.1
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligations	**788.5**	721.0	**N/A**	N/A
Fair value of plan assets	**623.9**	530.6	**N/A**	N/A

Alliant Energy's net periodic benefit cost is primarily included in "Domestic utility - other operation and maintenance" in the Consolidated Statements of Income. Alliant Energy calculates the fair value of plan assets by using the straight market value of assets approach.

Postretirement benefit plans are funded via specific assets within certain retirement plans (401(h) assets) as well as Voluntary Employees' Beneficiary Association (VEBA) trusts. The asset allocation of the 401(h) assets mirrors the pension plan assets and the asset allocation of the VEBA trusts are reflected in the table below under "Other Postretirement Plans." The asset allocation for Alliant Energy's pension and other postretirement benefit plans at Sep. 30, 2004 and 2003, and the pension plan target allocation for 2004 were as follows:

	Pension Plans			Other Postretirement Plans	
	Target Allocation	Percentage of Plan Assets at Sep. 30		Percentage of Plan Assets at Sep. 30	
Asset Category	2004	2004	2003	2004	2003
Equity securities	65-75%	73%	61%	42%	47%
Debt securities	20-35%	27%	33%	33%	41%
Other	0-5%	--	6%	25%	12%
		100%	100%	100%	100%

For the various Alliant Energy pension and postretirement plans, Alliant Energy common stock represented less than 1% of total plan assets at Dec. 31, 2004 and 2003. Alliant Energy's plan assets are managed by outside investment managers. Alliant Energy's investment strategy and its policies employed with respect to pension and postretirement assets is to combine both preservation of principal and prudent and reasonable risk-taking to protect the integrity of the assets in meeting the obligations to the participants while achieving the optimal return possible over the long-term. It is recognized that risk and volatility are present to some degree with all types of investments; however, high levels of risk are minimized at the total fund level. This is accomplished through diversification by asset class, number of investments, and sector and industry limits when applicable.

For the pension plans, the mix among asset classes is controlled by long-term asset allocation targets. The assets are viewed as long-term with moderate liquidity needs. Historical performance results and future expectations suggest that equity securities will provide higher total investment returns than debt securities over a long-term investment horizon. Consistent with the goals to maximize returns and minimize risk over the long-term, the pension plans have a long-term investment posture more heavily weighted towards equity holdings. The asset allocation mix is monitored quarterly and appropriate action is taken as needed to rebalance the assets within the prescribed range. Assets related to postretirement plans are viewed as long-term. A mix of both equity and debt securities are utilized to maximize returns and minimize risk over the long-term. Prohibited investment vehicles related to the pension and postretirement plans include, but may not be limited to, direct ownership of real estate, real estate investment trusts, options and futures unless specifically approved, margin trading, oil and gas limited partnerships, commodities, short selling and securities of the managers' firms or affiliate firms.

Alliant Energy estimates that funding for the pension and postretirement benefit plans for 2005 will be approximately $3 million and $17 million, respectively.

The expected benefit payments and Medicare subsidies, which reflect expected future service, as appropriate, are as follows:

	2005	2006	2007	2008	2009	2010 - 2014
Pension benefits	$37.3	$38.6	$41.8	$45.5	$47.9	$290.8
Other benefits	17.5	17.1	18.0	19.0	20.1	119.6
Medicare subsidies	--	(1.2)	(1.3)	(1.4)	(1.4)	(7.8)
	$54.8	$54.5	$58.5	$63.1	$66.6	$402.6

In 2004, Alliant Energy adopted FASB Staff Position No. SFAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2). The U.S. Department of Health and Human Services recently provided initial guidance regarding actuarial equivalence. Additional guidance and clarifications are expected to be provided in the future. Alliant Energy believes that a substantial portion of its postretirement medical plans will be actuarially equivalent to the Medicare Prescription Drug Plan. Alliant Energy anticipates continuing its current prescription drug coverage for currently covered retirees and therefore should be eligible for the subsidy available from Medicare. The estimated reductions in Alliant Energy's 2004 other postretirement benefits costs and accumulated projected benefit obligation were $3 million and $20 million, respectively.

Alliant Energy has various life insurance policies that cover certain key employees and directors. At Dec. 31, 2004 and 2003, the cash surrender value of these investments was $37 million and $35 million, respectively. Under Alliant Energy's deferred compensation plans, certain key employees and directors can defer part or all of their current compensation in company stock or interest accounts, which are held in grantor trusts. At Dec. 31, 2004 and 2003, the fair market value of the trusts totaled $8.0 million and $7.6 million, respectively, the majority of which consisted of Alliant Energy common stock. A significant number of Alliant Energy employees also participate in a defined contribution pension plan (401(k)). Alliant Energy's contributions to the 401(k) plan, which are based on the participants' level of contribution, were $9.3 million, $8.0 million and $9.2 million in 2004, 2003 and 2002, respectively. For the Alliant Energy 401(k) plan, Alliant Energy common stock represented 23.7% and 22.6% of total plan assets at Dec. 31, 2004 and 2003.

(b) Equity Incentive Plans - Alliant Energy has a 2002 Equity Incentive Plan (EIP) that permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units to key employees. At Dec. 31, 2004, non-qualified stock options, restricted stock and performance shares were outstanding under the EIP and a predecessor plan under which new awards can no longer be granted. At Dec. 31, 2004, approximately 1.7 million shares were available for issuance under the EIP. Options granted to date under the plans were granted at the quoted market price of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date, or for three years after the effective date of the retirement, whichever period is shorter. Options become fully vested upon death or disability and remain exercisable at any time prior to their expiration date, or for one year after the effective date of the death or disability, whichever period is shorter. Participants' options that are not vested become forfeited when participants leave Alliant Energy and their vested options expire after three months. A summary of the stock option activity was as follows:

	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**4,216,714**	**$26.74**	3,842,136	$29.48	2,917,229	$30.03
Options granted	**679,566**	**25.81**	957,200	16.82	945,863	27.79
Options exercised	**(174,975)**	**18.48**	--	--	--	--
Options forfeited	**(242,859)**	**28.16**	(582,622)	28.49	(20,956)	29.41
Outstanding at end of year	**4,478,446**	**26.85**	4,216,714	26.74	3,842,136	29.48
Exercisable at end of year	**3,061,419**	**28.72**	2,514,908	29.68	2,242,187	29.93

The weighted-average remaining contractual life of outstanding options at Dec. 31, 2004, 2003 and 2002 was 6 years, 7 years and 7 years, respectively. Additional information as of Dec. 31, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price
$16.82	737,355	$16.82	8 years	196,882	$16.82
$24.90-$25.93	547,500	25.12	9 years	9,449	24.94
$27.50-$28.65	1,649,670	28.14	6 years	1,385,580	28.21
$29.81-$31.56	1,543,921	30.86	5 years	1,469,508	30.83

The value of the options granted during the year using the Black-Scholes pricing method was as follows:

	2004	2003	2002
Value of options	**$3.74**	$1.94	$9.14
Volatility	**21.6%**	22.8%	40.6%
Risk free interest rate	**3.3%**	3.5%	5.0%
Expected life	**7 years**	7 years	10 years
Expected dividend yield on date of grant	**4.0%**	5.9%	6.0%

At Dec. 31, 2004 and 2003, Alliant Energy had 77,285 and 1,745 shares of restricted stock outstanding, respectively. Any unvested shares of restricted stock become fully vested upon retirement. Participants' unvested restricted stock is forfeited when the participant leaves Alliant Energy. Compensation cost is measured at the date of the award based on the fixed number of shares awarded and the market price of the shares at the award date. Compensation cost, which is recognized ratably over the three-year restriction period (2,008 of the shares at Dec. 31, 2004 have a two-year restriction period), was $0.6 million, $0 and $0.2 million in 2004, 2003 and 2002, respectively.

Performance share payouts to key employees of Corporate Services and Resources are contingent upon achievement of specified goals over three-year periods, with metrics of total shareowner return relative to an investor-owned utility peer group and/or specified EPS growth, depending on the year of grant. Performance shares are paid out in shares of Alliant Energy's common stock or a combination of cash and stock and are modified by a performance multiplier, which ranges from zero to two, based on the performance criteria. Performance shares have an intrinsic value equal to the quoted market price of a share on the date of payout. Pursuant to APB 25, Alliant Energy accrues the plan expense over the three-year period the services are performed and recognized (income) expense of $3.0 million, $4.1 million and ($1.6) million in 2004, 2003 and 2002, respectively.

(7) COMMON AND PREFERRED STOCK

(a) Common Stock - The number of shares of common stock issued by Alliant Energy was as follows:

	2004	2003	2002
Beginning balance	**110,962,910**	92,304,220	89,682,334
Shares issued:			
Public offering	**3,643,985**	17,250,000	--
Shareowner Direct Plan	**646,366**	970,445	1,877,032
401(k) Savings Plan	**232,427**	438,245	689,336
Equity incentive plans	**256,128**	--	55,518
Ending balance	**115,741,816**	110,962,910	92,304,220

In 2004, Alliant Energy entered into a sales agreement with Cantor Fitzgerald & Co., under which Alliant Energy may sell from time to time up to 7.5 million shares of its common stock. During 2004, Alliant Energy issued 3.6 million shares of new common stock under this sales agreement and received $90 million in net proceeds. The proceeds were used for capital contributions to IPL and other general corporate purposes. In July 2003, Alliant Energy completed a public offering of its common stock generating net proceeds of $318 million, which were used to make capital contributions to WPL of $200 million and IPL of $118 million in support of their respective generation and reliability initiatives. At Dec. 31, 2004, Alliant Energy had a total of 11.7 million shares available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, 401(k) Savings Plan, EIP and Cantor Fitzgerald sales agreement.

Alliant Energy has a Shareowner Rights Plan whereby rights will be exercisable only if a person or group acquires, or announces a tender offer to acquire, 15% or more of Alliant Energy's common stock. Each right will initially entitle shareowners to buy one-half of one share of Alliant Energy's common stock. The rights will only be exercisable in multiples of two at an initial price of $95.00 per full share, subject to adjustment. If any shareowner acquires 15% or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is also authorized to reduce the 15% ownership threshold to not less than 10%.

IPL and WPL each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and state regulatory limitations applicable to them. In its December 2003 rate order, the PSCW stated WPL may not pay annual common stock dividends, including pass-through of subsidiary dividends, in excess of $89 million to Alliant Energy if WPL's actual average common equity ratio, on a regulatory financial basis, is or will fall below the authorized level of 54.01%. In accordance with the IUB order authorizing the IPL merger, IPL must inform the IUB if its common equity ratio falls below 42% of total capitalization. As of Dec. 31, 2004, IPL and WPL were in compliance with all such dividend restrictions.

(b) Preferred Stock - The fair value of Alliant Energy's cumulative preferred stock of subsidiaries, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2004 and 2003 was $303 million ($248 million at IPL and $55 million at WPL) and $286 million ($233 million at IPL and $53 million at WPL), respectively. Information related to the carrying value of Alliant Energy's cumulative preferred stock of subsidiaries, net (none are mandatorily redeemable) at Dec. 31 was as follows (in millions):

Liquidation Preference/ Stated Value	Authorized Shares	Shares Outstanding	Series	Redemption	2004	2003
$25	*	6,000,000	8.375%	On or after March 15, 2013	**$150.0**	$150.0
$25	*	1,600,000	7.10%	On or after Sep. 15, 2008	**40.0**	40.0
$100	**	449,765	4.40% - 6.20%	Any time	**45.0**	45.0
$25	**	599,460	6.50%	Any time	**15.0**	15.0
					250.0	250.0
Less: discount					**(6.2)**	(6.2)
					$243.8	$243.8

* IPL has 16,000,000 authorized shares in total. ** WPL has 3,750,000 authorized shares in total.

(8) DEBT

(a) Short-Term Debt - To provide short-term borrowing flexibility and security for commercial paper outstanding, Alliant Energy and its subsidiaries maintain committed bank lines of credit, all of which require a fee. At Dec. 31, 2004, Alliant Energy's short term borrowing arrangements included three revolving credit facilities (facilities) totaling $650 million ($100 million for Alliant Energy at the parent company level, $300 million for IPL and $250 million for WPL). These facilities are designed to be five-year facilities with the length of the facilities subject to various regulatory approvals given the term is longer than a 364-day facility. Information regarding commercial paper issued under these facilities as well as other short-term debt was as follows (dollars in millions):

	Alliant Energy		IPL		WPL	
	2004	2003	**2004**	2003	**2004**	2003
At Dec. 31:						
Commercial paper outstanding	**$83.0**	$107.5	**$36.0**	$107.5	**$47.0**	$--
Average discount rates - commercial paper	**2.3%**	1.2%	**2.3%**	1.2%	**2.3%**	N/A
Other borrowings (primarily at China subsidiaries)	**$18.9**	$21.5	**N/A**	N/A	**N/A**	N/A
Average interest rates - other borrowings	**4.5%**	5.0%	**N/A**	N/A	**N/A**	N/A
For the year ended:						
Average amount of total short-term debt (based on daily outstanding balances)	**$92.4**	$269.8	**$58.8**	$60.8	**$12.8**	$29.8
Average interest rates - total short-term debt	**2.1%**	2.6%	**1.3%**	1.3%	**1.4%**	1.4%

(b) **Long-Term Debt -** Substantially all of IPL's utility plant is pledged as collateral under one or more of several outstanding indentures. These indentures secure IPL's Collateral Trust and First Mortgage Bonds. WPL's First Mortgage Bonds are secured by substantially all of its utility plant. The non-recourse redeemable preference shares issued by Alliant Energy New Zealand (AENZ), Resources' wholly-owned New Zealand subsidiary, are secured by its investment in TrustPower Ltd. (TrustPower). The borrowings supported by the credit facility of Alliant Energy Neenah, LLC (AEN), Resources' wholly-owned subsidiary, are secured by all of the assets of AEN and Resources' ownership interest in AEN. IPL, WPL and Resources also maintain indentures related to the issuance of unsecured debt securities.

In October 2004, AENZ issued NZ$100 million of non-recourse redeemable preference shares due 2007 to take advantage of the strength of the New Zealand currency. Holders of the redeemable preference shares will receive semi-annual cash dividends of approximately NZ$3.4 million. Given their characteristics, the redeemable preference shares are reported as "Long-term debt, net (excluding current portion)" on the Consolidated Balance Sheet and the accrued dividends are reported as "Interest expense" on the Consolidated Income Statement.

In February 2005, Resources retired $100 million of its 7.375% senior notes maturing in 2009, incurring $16 million of pre-tax debt repayment premiums and charges for the unamortized debt expenses related to this debt retirement. In October 2004, Resources retired $7.0 million of its 7.375% senior notes due 2009; in August 2004, Resources retired $15.0 million of its 7% senior notes due 2011; and in February 2004, Resources retired $10.0 million of its 9.75% senior notes due 2013 and $9.5 million of its 7% senior notes due 2011. Resources incurred $8.9 million of pre-tax debt repayment premiums and charges for the unamortized debt expenses related to these debt retirements in 2004.

In August 2004, WPL issued $100 million of 6.25% senior debentures due 2034 and used the proceeds to repay short-term debt, including $62 million incurred in connection with the repayment at maturity of 7.25% first mortgage bonds in June 2004, and for general corporate purposes. IPL issued $25 million and $100 million of 6.30% senior debentures due 2034 in August 2004 and May 2004, respectively, and used the proceeds to repay short-term debt primarily incurred in the construction of the Emery Generating Facility and for general corporate purposes.

Debt maturities for 2005 to 2009 are $102 million, $70 million, $271 million, $196 million and $353 million, respectively. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities and/or the proceeds from asset divestitures. Alliant Energy has fully and unconditionally guaranteed the payment of principal and interest on various debt securities issued by Resources' parent company. No other Alliant Energy subsidiaries are guarantors of Resources' debt securities. Alliant Energy does not have any intercompany debt cross-collateralizations or intercompany debt guarantees.

The carrying value of Alliant Energy's long-term debt (including current maturities and variable rate demand bonds) at Dec. 31, 2004 and 2003 was $2.4 billion and $2.2 billion, respectively. The fair value, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2004 and 2003 was $3.0 billion and $2.6 billion, respectively. Amortization/(accretion) related to the discount on long-term debt was $1.1 million, ($1.2) million and ($15.2) million in 2004, 2003 and 2002, respectively. Alliant Energy's unamortized debt issuance costs recorded in "Deferred charges and other" on the Consolidated Balance Sheets were $22 million at both Dec. 31, 2004 and 2003.

At Dec. 31, 2004, the carrying amount of the debt component of Resources' exchangeable senior notes was $38 million, consisting of the par value of $403 million, less unamortized debt discount of $365 million. The terms of the exchangeable senior notes required Resources to pay interest on the par value of the notes at 7.25% from February 2000 to February 2003, and at 2.5% thereafter until maturity in February 2030. Resources accounted for the net proceeds from the issuance of the notes as two separate components, a debt component and an embedded derivative component. In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), Alliant Energy determined the initial carrying value of the debt component by subtracting the fair value of the derivative component from the net proceeds realized from the issuance of the exchangeable senior notes. This resulted in a very low initial carrying amount of the debt component and interest expense at an effective rate of 26.8% of the carrying amount of the debt component. For 2004, interest expense on the notes was $10 million. Interest expense in excess of interest payments is recorded as an increase to the carrying amount of the debt component. Higher interest payments for the first three years resulted in a reduction of the carrying amount of the debt component until it reached $38 million in February 2003. Subsequent to February 2003, lower interest payments will result in gradual increases to the carrying amount until it reaches the par value of $403 million in 2030. Interest expense on the debt component of the notes will be $10 million in 2005, 2006 and 2007, but this will increase over the term of the debt instrument culminating with interest expense of approximately $95 million in the 12 months prior to maturity in February 2030.

(9) INVESTMENTS AND ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of Alliant Energy's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Since IPL and WPL are subject to regulation, any gains or losses related to the difference between the carrying amount and the fair value of their financial instruments may not be realized by Alliant Energy's shareowners. Information relating to various investments held by Alliant Energy at Dec. 31 that are marked-to-market as a result of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115) was as follows (in millions):

	2004		2003	
	Carrying/Fair Value	**Unrealized Gains, Net of Tax**	Carrying/Fair Value	Unrealized Gains, Net of Tax
Available-for-sale securities:				
Nuclear decommissioning trust funds:				
Debt securities	**$98.9**	**$3.2**	$214.5	$6.4
Equity securities	**143.4**	**39.5**	167.0	38.9
WPC (1)	**N/A**	**N/A**	19.9	2.2
Various other investments (2)	**30.8**	**11.9**	28.6	10.7
Trading securities (McLeod)	**0.7**	**N/A**	1.4	N/A

(1) Alliant Energy realized a pre-tax gain from the sale of its remaining interest in WPC in November 2004 of $14 million (cost of the investment was $16 million and pre-tax proceeds from the sale were $30 million).

(2) Realized pre-tax gains from sales were $3.6 million, $2.3 million and $0 in 2004, 2003 and 2002, respectively (cost of the investments based on specific identification was $1.7 million, $5.3 million and $0 and pre-tax proceeds from the sales were $5.3 million, $7.6 million and $0, respectively).

In accordance with SFAS 115, the carrying values of the investments are adjusted to estimated fair value based upon market values at the end of each quarter. Changes in fair value of investments designated as available-for-sale securities are reported in other comprehensive income, and impact current earnings when gains or losses are realized through sale or if a decline in value is determined to be "other-than-temporary." Changes in fair value of investments designated as trading securities are reflected in earnings in the "Interest income and other" line in the Consolidated Statements of Income.

Refer to Notes 7(b), 8(b) and 10(a) for information regarding the fair values of preferred stock, long-term debt and derivatives, respectively.

Nuclear Decommissioning Trust Funds - At Dec. 31, 2004, $26.7 million, $35.7 million and $36.5 million of the debt securities mature in 2005-2009, 2010-2019 and 2020-2040, respectively. The fair value of the nuclear decommissioning trust funds, as reported by the trustee, was adjusted for the tax effect of unrealized gains and losses. Net unrealized holding gains were recorded as part of regulatory liabilities or as an offset to regulatory assets related to AROs. The funds realized pre-tax gains (losses) from the sales of securities of $12 million, ($6) million and $10 million in 2004, 2003 and 2002, respectively (cost of the investments based on specific identification was $1.1 billion, $386 million and $111 million and pre-tax proceeds from the sales were $1.1 billion, $380 million and $121 million, respectively). In January 2004, WPL liquidated all of its qualified decommissioning assets into money market funds as a result of the anticipated Kewaunee sale and at Dec. 31, 2004, the value of the qualified decommissioning assets was $171 million.

Investment in McLeod - Alliant Energy has investments in the common stock of McLeod, a telecommunications company. On Jan. 31, 2002, McLeod filed a pre-negotiated plan of reorganization in a Chapter 11 bankruptcy proceeding and the trading of McLeod's common stock was suspended by Nasdaq. Consequently, Alliant Energy discontinued accounting for its investment in McLeod under the provisions of SFAS 115 and reduced the cost basis of its investments to the last quoted market price on Jan. 30, 2002. In June 2002, Alliant Energy received from McLeod under its plan of reorganization an initial distribution of 3.3 million shares of new common stock and classified 0.9 million and 2.4 million shares as trading and available-for-sale securities, respectively. With the receipt of the new McLeod common shares and the resumption of trading on Nasdaq, Alliant Energy resumed accounting for its McLeod investments under SFAS 115 and adjusted its cost basis to the quoted market price on the date the shares were received. As a result of these events, Alliant Energy recognized pre-tax impairment charges in 2002 for available-for-sale securities totaling $27 million.

Investments in Foreign Entities - The geographic concentration of Alliant Energy's significant foreign investments at Dec. 31 was as follows (in millions):

	Brazil	China	New Zealand	Mexico	Total
2004					
Unconsolidated	**$326**	**$16**	**$116**	**$82**	**$540**
Consolidated	**--**	**176**	**--**	**--**	**176**
Total	**$326**	**$192**	**$116**	**$82**	**$716**
2003					
Unconsolidated	$283	$17	$103	$79	$482
Consolidated	--	178	--	--	178
Total	$283	$195	$103	$79	$660

The increase in Alliant Energy's foreign investments in Brazil and New Zealand from Dec. 31, 2003 to Dec. 31, 2004 is largely due to the impact of changes in currency exchange rates and undistributed earnings.

Brazil - Resources holds a non-controlling interest in five Brazilian electric utility companies through several direct investments accounted for under the equity method of accounting. At Dec. 31, 2004 and 2003, Resources' direct investments included a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in Companhia Forca e Luz Cataguazes - Leopoldina, S.A., an electric utility; a 45.6% direct ownership interest in Energisa, S.A., an energy development company; a 49.9% direct ownership interest in Pbpart - SE 1 Ltda., an electric utility holding company; and a 50.0% direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a natural-gas fired generating facility.

China - Resources' consolidated investments included a controlling interest in Peak Pacific Investment Company, Ltd., a company that develops investment opportunities in generation infrastructure projects in China, and Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Resources' unconsolidated investments included a 50.0% ownership interest in Jiaxing JIES Heat & Power Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Heat & Power Co. Ltd. Both of these combined heat and power facilities are accounted for under the equity method.

New Zealand - Resources' investments included a 23.8% ownership interest in TrustPower, a hydro and wind generation utility company accounted for under the equity method, and a 5.0% ownership interest in Infratil Ltd., an infrastructure development company accounted for under the cost method. Based on the exchange rates and trading prices at Dec. 31, 2004 and 2003, the TrustPower investment market value was $306 million and $157 million and the carrying value was $89 million and $81 million, respectively. The Infratil Ltd. investment is marked-to-market at each balance sheet date in accordance with SFAS 115.

Mexico - Resources' investment in Mexico at Dec. 31, 2004 consisted of a secured loan receivable (including accrued interest income) of $82 million from a Mexican development company to build the utility infrastructure of a master planned resort community. The loan accrues interest at a rate of prime plus 2% (with a minimum of 8.75% and a maximum of 15%) and is secured by a first lien on the land parcels of the master planned community and a pledge on the debtor's stock certificates. Repayment of the loan principal and interest are based on a portion of the proceeds from the sales of real estate lots in the master planned community and therefore is dependent on the successful development of the project and sales of real estate. Effective Jan. 1, 2004, Resources ceased accruing interest income related to this loan pending resolution of certain disputes with the shareowners of the Mexican development company and related parties. As a result, Alliant Energy effectively recorded a valuation allowance of $7 million in 2004 related to this loan. Resources evaluated its alternatives and concluded that a negotiated transfer of ownership and control of the Mexican development company to Resources was the best course of action in order for Resources to maximize the ultimate recovery of its loan and related interest income. This transfer was completed in February 2005 and the cash outlay for concluding the transfer is not material. Effective with the transfer of ownership in the first quarter of 2005, Alliant Energy will remove the loan receivable and record the fair value of the real estate lots and certain utility properties of the master-planned resort community in "Non-regulated and other property, plant and equipment" on its Consolidated Balance Sheet. Alliant Energy Servicios de Mexico, S. de R. L. de C. V. and Alliant Energy Operaciones de Mexico S. de R. L. de C. V. also operate in Mexico and provide contract services solely to the resort community's utility company.

Unconsolidated Equity Investments - Alliant Energy's unconsolidated investments accounted for under the equity method of accounting are as follows (dollars in millions):

	Current Ownership Interest	Carrying Value at Dec. 31		Equity (Income) / Loss		
		2004	2003	**2004**	2003	2002
Brazil	Various	**$326**	$283	**($17)**	($9)	$23
American Transmission Co. LLC (ATC)	24%	**141**	121	**(19)**	(16)	(14)
TrustPower	24%	**89**	81	**(11)**	(8)	(4)
China	Various	**16**	17	**(1)**	(1)	(2)
Wisconsin River Power Company	50%	**13**	13	**(6)**	(5)	(3)
Kaufman and Broad NexGen LLC (*)	24%	**8**	13	**19**	20	13
Nuclear Management Co., LLC (NMC)	20%	**3**	3	**--**	--	--
Other	Various	**5**	10	**--**	--	--
		$601	$541	**($35)**	($19)	$13

* Investment in a synthetic fuel processing facility. The synthetic fuel project generates equity losses which are more than offset by tax credits and the tax benefit of the losses generated.

Summary financial information from the financial statements of these investments is as follows (in millions):

	2004	2003	2002
Operating revenues	**$1,973.6**	$1,800.1	$1,437.8
Operating income	**297.0**	219.6	159.6
Net income	**46.0**	19.3	36.4
As of Dec. 31:			
Current assets	**483.8**	392.9	
Non-current assets	**2,808.6**	2,486.3	
Current liabilities	**775.6**	451.4	
Non-current liabilities	**1,213.6**	815.4	
Minority interest	**202.9**	172.8	

ATC - Pursuant to various agreements, WPL receives a range of transmission services from ATC. WPL provides operation, maintenance, and construction services to ATC. WPL and ATC also bill each other for use of shared facilities owned by each party. ATC billed WPL $48 million, $41 million and $39 million in 2004, 2003 and 2002, respectively. WPL billed ATC $13 million, $12 million and $18 million in 2004, 2003 and 2002, respectively. At Dec. 31, 2004 and 2003, WPL owed ATC net amounts of $2.9 million and $2.7 million, respectively. ATC also provides operation and maintenance services to IPL and billed IPL $2.8 million, $2.8 million and $0.6 million in 2004, 2003 and 2002, respectively. In addition, in 2004, ATC billed Resources $3.6 million related to the construction of its 300 MW simple-cycle, natural gas-fired generating facility under construction near Sheboygan Falls, Wisconsin.

NMC - Alliant Energy receives services from NMC for the management and operation of DAEC and Kewaunee. NMC billed IPL $57 million, $79 million and $63 million in 2004, 2003 and 2002, respectively, for its allocated portion for DAEC. At Dec. 31, 2004 and 2003, IPL owed NMC $8.8 million and $9.3 million, respectively. NMC billed WPL indirectly through Wisconsin Public Service Corporation (WPSC) $34 million, $33 million and $24 million in 2004, 2003 and 2002, respectively, for its allocated portion for Kewaunee.

Other Investments - In addition to the investments discussed previously in this Note and the cash surrender value of life insurance policies discussed in Note 6(a), Alliant Energy also had $40 million and $36 million of cost method investments at Dec. 31, 2004 and 2003, respectively that were not accounted for in accordance with SFAS 115. The carrying amount of these investments approximates their fair value.

(10) DERIVATIVE FINANCIAL INSTRUMENTS

(a) Accounting for Derivative Instruments and Hedging Activities - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities and changes in the derivatives' fair values for non-regulated entities in earnings unless specific hedge accounting criteria are met. For IPL and WPL, changes in the derivatives' fair values are generally recorded as regulatory assets or liabilities. At Dec. 31, current derivative assets were included in "Other current assets," current derivative liabilities were included in "Other current liabilities" and non-current derivative liabilities were included in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets as follows (in millions):

	Alliant Energy		IPL		WPL	
	2004	2003	**2004**	2003	**2004**	2003
Other current assets	**$5.3**	$4.9	**$0.6**	$3.6	**$4.7**	$1.3
Other current liabilities	**10.6**	4.7	**3.9**	1.1	**6.7**	3.6
Other long-term liabilities and deferred credits	**0.3**	0.1	**--**	--	**--**	--

<u>**Cash Flow Hedging Instruments**</u> - Alliant Energy has certain derivative instruments designated as cash flow hedging instruments. Treasury rate locks were used by Resources to mitigate risk associated with movements in the 10-year treasury yield prior to the planned issuance of its 7% senior notes. Interest rate swaps were used to mitigate risk associated with changes in interest rates associated with the variable rate long-term debt used to finance Resources' Neenah generating facility.

In 2004 and 2003, no amounts were recognized relating to the amount of hedge ineffectiveness in accordance with SFAS 133. In each of 2004 and 2003, Alliant Energy did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and Alliant Energy reclassified net losses of $0.1 million into earnings as a result of the discontinuance of hedges. Alliant Energy estimates that losses of $0.1 million will be reclassified from accumulated other comprehensive loss into earnings in 2005 as the hedged transactions affect earnings.

<u>**Other Derivatives Not Designated in Hedge Relationships**</u> - Alliant Energy's derivatives that were not designated in hedge relationships during 2004 and/or 2003 included the embedded derivative component of Resources' exchangeable senior notes and electric, coal and gas contracts.

At maturity, the holders of Resources' exchangeable senior notes are paid the higher of the principal amount of the notes or an amount based on the value of McLeod common stock. SFAS 133 requires that Alliant Energy split the initial value of the notes into debt and derivative components. The payment feature tied to McLeod stock is considered an embedded derivative under SFAS 133 that must be accounted for as a separate derivative instrument. This component is classified as a derivative liability on the Consolidated Balance Sheets. Subsequent changes in the fair value of the embedded option are reflected as increases or decreases in Alliant Energy's reported net income. The carrying amount of the host debt security, classified as long-term debt, is adjusted for amortization of the debt discount in accordance with the interest method as prescribed by APB 21, "Interest on Receivables and Payables."

Electric contracts were used to manage utility energy costs during supply/demand imbalances. Coal and gas contracts that do not qualify for the normal purchase and sale exception were used to manage the price of anticipated purchases and sales.

(b) Weather Derivatives - Alliant Energy uses weather derivatives to reduce the impact of weather volatility on its domestic utility natural gas sales volumes. In 2004, 2003 and 2002, Corporate Services, as agent for IPL and WPL, entered into non-exchange traded options based on heating degree days in which Corporate Services receives payment from the counterparty if actual heating degree days are less than the heating degree days specified in the contract. Corporate Services paid premiums to enter into these contracts, which are amortized to expense over the contract period. Alliant Energy has used the intrinsic value method to account for these weather derivatives. Information relating to these weather derivatives was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Premiums paid	**$1.9**	$1.5	$1.6	**$0.7**	$0.6	$0.7	**$1.2**	$0.9	$0.9
Premiums amortized to expense	**1.7**	1.6	1.6	**0.7**	0.7	0.7	**1.0**	0.9	0.9
Gains (losses)	**(0.2)**	1.4	1.6	**(0.2)**	0.6	0.7	**--**	0.8	0.9
Amounts received from counterparties	**--**	--	7.0	**--**	--	3.0	**--**	--	4.0

Alliant Energy's ratepayers do not pay any of the premiums nor do they share in the gains/losses realized from the weather hedges.

(c) Energy-trading Contracts - Alliant Energy adopted EITF Issue 02-3 on Jan. 1, 2003 for all of NG Energy Trading, LLC's (NGE's) (classified as a discontinued operation and sold in 2004) trading contracts and storage gas acquired prior to Oct. 25, 2002. The impact of transitioning from reporting inventory and existing contracts that were not derivatives under SFAS 133 at fair value to historical cost resulted in a cumulative effect charge of $2.1 million in the first quarter of 2003.

(11) COMMITMENTS AND CONTINGENCIES

(a) Construction and Acquisition Expenditures - Alliant Energy has made certain commitments in connection with its 2005 capital expenditures.

(b) Purchase Obligations - Alliant Energy, through its subsidiaries Corporate Services, IPL and WPL, has entered into purchased-power, coal and natural gas supply, transportation and storage contracts. Certain purchased-power commitments are considered operating leases and are therefore not included here, but are included in Note 3. The natural gas supply commitments and purchased-power contracts are either fixed price in nature or market-based. The coal commitments are fixed price and the transportation contracts are index-based. Alliant Energy expects to supplement its coal and natural gas supplies with spot market purchases as needed. The table includes commitments for "take-or-pay" contracts which result in dollar commitments with no associated tons or dekatherms (Dths). At Dec. 31, 2004, Alliant Energy's minimum commitments related to its domestic utility business were as follows (dollars and Dths in millions; megawatt-hours (MWhs) and tons in thousands):

	Purchased-power		Coal		Natural gas	
	Dollars	MWhs	Dollars	Tons	Dollars	Dths
2005	$94.2	1,718	$107.0	11,896	$218.3	26
2006	5.5	--	76.3	8,370	102.3	7
2007	3.3	--	46.6	4,706	44.8	--
2008	3.3	--	25.9	1,986	17.6	--
2009	3.3	--	15.9	467	16.9	--
Thereafter	10.8	--	58.7	83	24.0	--

In addition, Alliant Energy, through its non-regulated business, has entered into coal supply and transportation contracts for some of its generating facilities in China. At Dec. 31, 2004, Alliant Energy's minimum commitments related to these contracts were $2.7 million annually for 2005 through 2009 and $37.0 million for 2010 and thereafter.

Also, at Dec. 31, 2004, Alliant Energy's other purchase obligations, which represent individual commitments incurred during the normal course of business which exceeded $1.0 million at Dec. 31, 2004, were $13 million for 2005, $1 million for each of 2006 to 2009, and $4 million thereafter. This excludes lease obligations which are included in Note 3.

(c) Legal Proceedings - Alliant Energy is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition or results of operations.

(d) Guarantees - In accordance with the provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," as of Dec. 31, 2004 and 2003, Alliant Energy had guarantees outstanding to support unconsolidated affiliate and third-party financing arrangements of $4 million and $5 million, respectively. Such guarantees are not included on the Consolidated Balance Sheets. At Dec. 31, 2004, the maximum remaining term of the guarantees and the underlying debt was 3 years. Refer to Note 3 for discussion of Alliant Energy's residual value guarantees of its synthetic leases.

Under the purchase and sale agreement (Meridian Agreement) with Meridian Energy Limited (Meridian) relating to the sale of Alliant Energy's Australian business, Alliant Energy agreed to indemnify Meridian for losses resulting from the breach of the representations and warranties made by Alliant Energy as of the closing date, and for breach of its obligations under the Meridian Agreement. Based on exchange rates as of Dec. 31, 2004, the indemnification is limited to $67 million and expires in October 2007. Alliant Energy believes the likelihood of having to make any material cash payments under this indemnification is remote.

Alliant Energy provided certain indemnifications associated with the sale of its affordable housing business for losses resulting from breach of the representations and warranties made by Alliant Energy as of the closing date, for the breach of its obligations under the sale agreement and for its obligations for periods prior to the date of sale. The indemnifications are limited to $11 million in aggregate and expire in July 2005. Alliant Energy also retains any tax obligations that may arise from its ownership prior to the date of sale. Alliant Energy believes the likelihood of having to make any material cash payments under these indemnifications is remote.

Alliant Energy continues to guarantee the abandonment obligations of WPC under the Point Arguello partnership agreements. As of Dec. 31, 2004, the guarantee does not include a maximum limit, but is currently estimated at approximately $5 million, which is the present value of the abandonment liability. Alliant Energy believes that no payments will be made under this guarantee.

(e) Environmental Liabilities - Alliant Energy, IPL and WPL had recorded the following environmental liabilities at Dec. 31 (in millions; MGP=Manufactured Gas Plants):

	Alliant Energy		IPL		WPL	
	2004	2003	**2004**	2003	**2004**	2003
MGP sites	**$41.8**	$45.5	**$36.6**	$40.1	**$5.2**	$5.4
Other	**4.3**	5.1	**2.1**	3.1	**1.3**	2.0
	$46.1	$50.6	**$38.7**	$43.2	**$6.5**	$7.4

<u>MGP Sites</u> - IPL and WPL have current or previous ownership interests in 43 and 14 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IPL and WPL have received letters from state environmental agencies requiring no further action at six sites each. Additionally, IPL has met state environmental agency expectations at five additional sites requiring no further action for soil remediation. IPL and WPL are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

IPL and WPL record environmental liabilities based upon periodic studies, most recently updated in the third quarter of 2004, related to the MGP sites. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures made and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of Alliant Energy's sites to be $35 million ($30 million for IPL and $5 million for WPL) to $61 million ($54 million for IPL and $7 million for WPL).

Under the current rate making treatment approved by the PSCW, the MGP expenditures of WPL, net of any insurance proceeds, are deferred and collected from gas customers over a five-year period after new rates are implemented. The Minnesota Public Utilities Commission (MPUC) also allows the deferral of MGP-related costs applicable to the Minnesota sites and IPL has been successful in obtaining approval to recover such costs in rates in Minnesota. The IUB has permitted utilities to recover prudently incurred costs by allowing a representative level of MGP costs in rate cases. Regulatory assets have been recorded by IPL and WPL, which reflect the probable future rate recovery, where applicable. Considering the current rate treatment, and assuming no material change therein, IPL and WPL believe that the clean-up costs incurred for these MGP sites will not have a material adverse effect on their respective financial conditions or results of operations. Settlement has been reached with all of IPL's and WPL's insurance carriers regarding reimbursement for their MGP-related costs.

(f) Decommissioning of DAEC and Kewaunee - Decommissioning expense is included in "Depreciation and amortization" in the Consolidated Statements of Income and the cumulative amount is included in "Regulatory liabilities" or, for AROs, is netted in "Regulatory assets" on the Consolidated Balance Sheets. The PSCW and the FERC, in orders effective Jan. 1, 2002 and Jan. 1, 2005, respectively, eliminated WPL's recovery from customers for the cost to decommission Kewaunee, due to the current funded status and the proposed sale of Kewaunee. Additional information relating to the decommissioning of DAEC and Kewaunee is as follows (dollars in millions):

	DAEC	Kewaunee
Alliant Energy's share of estimated decommissioning cost	$440.0	$243.2
Year dollars in	2004	2004
Method to develop estimate	Site-specific study	Site-specific study
Assumptions relating to current rate recovery amounts (1):		
Annual inflation rate	2.90%	6.50%
Decommissioning method	Prompt dismantling and removal	Prompt dismantling and removal
Year decommissioning to commence	2014	2013
After-tax return on external investments:		
Qualified	6.63%	6.12%
Non-qualified	4.76%	5.14%
Current annual rate recovery:		
Iowa	$13.0	N/A
Minnesota	$0.8	N/A
External trust fund balance at Dec. 31, 2004	$170.0	$243.2
Internal reserve at Dec. 31, 2004	$21.7	$--
After-tax earnings on external trust funds in 2004	$3.8	$14.8

(1) Information for DAEC and Kewaunee is related to their most recent IUB order and FERC order (prior to the elimination of cost recovery for Kewaunee), respectively.

The current rate recovery amounts for DAEC approved by the IUB only include an inflation estimate for three years. IPL is funding all rate recoveries for decommissioning into external trust funds and funding on a tax-qualified basis to the extent possible. The earnings for IPL and WPL accumulate in the external trust fund balances and as an offset to regulatory assets for ARO related earnings or regulatory liabilities for non-ARO related earnings. The difference in the funded status of the DAEC and Kewaunee trust funds are related to different rate recovery methodologies employed in Iowa and Wisconsin. Refer to Notes 17 and 18 for information regarding the proposed sales of WPL's interest in Kewaunee and IPL's interest in DAEC, respectively, and Note 19 for information related to the impact of SFAS 143.

(g) Credit Risk - Alliant Energy's subsidiaries have limited credit exposure from electric and natural gas sales and non-performance of contractual obligations by its counterparties. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

(h) Nuclear Liability/Insurance - Liability for nuclear accidents is governed by the Price-Anderson Act of 1988 as amended, which sets a statutory limit of $10.8 billion for liability to the public for a single nuclear power plant incident and requires nuclear power plant operators to provide financial protection for this amount. Financial protection for a nuclear incident is provided through a combination of liability insurance ($300 million) and industry-wide retrospective payment plans ($10.5 billion). Under the industry-wide plan, the owners of each operating licensed nuclear reactor in the U.S. are subject to an assessment in the event of a nuclear incident at any nuclear plant in the U.S. Based on their ownership in DAEC and Kewaunee, IPL and WPL could be assessed a maximum of $70 million and $41 million per nuclear incident, respectively, if losses related to the incident exceeded $300 million.

(12) JOINTLY-OWNED ELECTRIC UTILITY PLANT

Under joint ownership agreements with other Iowa and Wisconsin utilities, IPL and WPL have undivided ownership interests in jointly-owned electric generating stations. IPL also has joint ownership agreements related to transmission facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. KWh generation and operating expenses are divided on the same basis as ownership with each owner reflecting its respective costs in its Consolidated Statements of Income. Information relative to IPL's and WPL's ownership interest in these facilities at Dec. 31, 2004 was as follows (dollars in millions):

	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work In Progress
IPL					
DAEC	Nuclear	70.0	$579.6	$358.1	$10.8
Ottumwa	Coal	48.0	199.0	109.7	0.2
Neal Unit 4	Coal	25.7	92.0	60.9	1.0
Neal Unit 3	Coal	28.0	66.5	38.1	3.5
Louisa Unit 1	Coal	4.0	25.4	17.9	0.6
			962.5	584.7	16.1
WPL					
Edgewater Unit 5	Coal	75.0	238.3	127.7	1.3
Columbia Energy Center	Coal	46.2	195.5	121.0	9.6
Kewaunee	Nuclear	41.0	204.4	145.7	12.5
Edgewater Unit 4	Coal	68.2	71.1	41.9	0.9
			709.3	436.3	24.3
			$1,671.8	$1,021.0	$40.4

Refer to Notes 17 and 18 for information regarding the proposed sales of WPL's and IPL's interests in Kewaunee and DAEC, respectively.

(13) SEGMENTS OF BUSINESS

Alliant Energy's principal businesses are:

- **Domestic utility business** - includes IPL and WPL, serving customers in Iowa, Wisconsin, Minnesota and Illinois, and Alliant Energy's investments in NMC. The domestic utility business is broken down into three segments: a) electric operations, including the impacts of NMC; b) gas operations; and c) other, which includes the steam business, water business, various other energy-related products and services including construction management services for wind farms and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Total Domestic Utility Business."
- **Non-regulated businesses** - represents the operations of Resources and its subsidiaries, and is broken down into two segments: a) International (Int'l) and b) other, which includes the operations of the Non-regulated Generation and Other Non-regulated Investments business platforms described in Note 1(a); the operations of Resources (the non-regulated parent company); and any non-regulated reconciling/eliminating entries.
- **Other** - includes the operations of Alliant Energy (the parent company) and Corporate Services, as well as any Alliant Energy parent company reconciling/eliminating entries.

Alliant Energy's administrative support services are directly charged to the applicable segment where practicable. In all other cases, administrative support services are allocated to the applicable segment based on Alliant Energy's corporate services agreements, as prepared and approved pursuant to PUHCA. Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. Certain financial information relating to Alliant Energy's significant business segments, products and services and geographic information was as follows (in millions):

	Domestic Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2004									
Operating revenues	**$2,009.0**	**$569.8**	**$90.6**	**$2,669.4**	**$135.8**	**$159.3**	**$295.1**	**($5.8)**	**$2,958.7**
Depreciation and amortization	**266.9**	**26.4**	**6.1**	**299.4**	**14.8**	**17.9**	**32.7**	**0.1**	**332.2**
Operating income (loss)	**392.3**	**35.2**	**(3.4)**	**424.1**	**6.8**	**(6.2)**	**0.6**	**(4.9)**	**419.8**
Interest expense, net of AFUDC				**82.9**	**49.9**	**27.4**	**77.3**	**0.6**	**160.8**
Loss on early extinguishment of debt				**--**	**--**	**8.9**	**8.9**	**--**	**8.9**
Equity (income) loss from unconsolidated investments				**(24.8)**	**(29.3)**	**19.1**	**(10.2)**	**(0.1)**	**(35.1)**
Preferred dividends				**18.7**	**--**	**--**	**--**	**--**	**18.7**
Impairment of available-for-sale securities of McLeod				**--**	**--**	**0.6**	**0.6**	**--**	**0.6**
Interest income and other				**(2.4)**	**3.6**	**(29.1)**	**(25.5)**	**(0.8)**	**(28.7)**
Income tax expense (benefit)				**128.3**	**(14.6)**	**(32.3)**	**(46.9)**	**2.4**	**83.8**
Income (loss) from continuing operations				**221.4**	**(2.8)**	**(0.8)**	**(3.6)**	**(7.0)**	**210.8**
Income (loss) from discontinued operations, net of tax				**--**	**0.6**	**(65.9)**	**(65.3)**	**--**	**(65.3)**
Net income (loss)				**221.4**	**(2.2)**	**(66.7)**	**(68.9)**	**(7.0)**	**145.5**
Total assets	**5,420.7**	**737.1**	**370.7**	**6,528.5**	**826.3**	**704.8**	**1,531.1**	**215.6**	**8,275.2**
Investments in equity method subsidiaries	**157.8**	**--**	**--**	**157.8**	**430.0**	**12.8**	**442.8**	**--**	**600.6**
Construction and acquisition expenditures	**493.8**	**41.4**	**3.4**	**538.6**	**16.1**	**79.1**	**95.2**	**15.4**	**649.2**

	Domestic Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2003									
Operating revenues	$1,917.1	$566.9	$104.2	$2,588.2	$117.5	$167.0	$284.5	($5.9)	$2,866.8
Depreciation and amortization	238.8	25.7	3.8	268.3	15.1	18.9	34.0	0.1	302.4
Operating income (loss)	363.6	42.4	2.5	408.5	11.6	(13.9)	(2.3)	(1.3)	404.9
Interest expense, net of AFUDC				82.6	52.1	46.6	98.7	5.5	186.8
Loss on early extinguishment of debt				--	--	15.2	15.2	1.7	16.9
Equity (income) loss from unconsolidated investments				(20.9)	(18.1)	20.2	2.1	--	(18.8)
Preferred dividends				16.9	--	--	--	--	16.9
Interest income and other				(3.5)	(2.3)	(16.9)	(19.2)	0.9	(21.8)
Income tax expense (benefit)				136.2	(16.7)	(53.0)	(69.7)	2.4	68.9
Income (loss) from continuing operations				197.2	(3.4)	(26.0)	(29.4)	(11.8)	156.0
Income (loss) from discontinued operations, net of tax				--	44.7	(11.2)	33.5	--	33.5
Cumulative effect of changes in accounting principles, net of tax				--	--	(6.0)	(6.0)	--	(6.0)
Net income (loss)				197.2	41.3	(43.2)	(1.9)	(11.8)	183.5
Total assets	5,027.3	673.2	393.4	6,093.9	751.6	841.6	1,593.2	110.4	7,797.5
Investments in equity method subsidiaries	137.0	--	--	137.0	380.1	23.7	403.8	--	540.8
Construction and acquisition expenditures	649.5	37.2	3.0	689.7	24.3	222.5	246.8	(99.3)	837.2

	Domestic Utility Business				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2002									
Operating revenues	$1,752.5	$394.0	$85.4	$2,231.9	$99.7	$132.2	$231.9	($6.7)	$2,457.1
Depreciation and amortization	225.0	26.1	3.8	254.9	11.2	11.9	23.1	--	278.0
Operating income (loss)	320.1	26.2	9.0	355.3	11.3	(14.6)	(3.3)	(0.5)	351.5
Interest expense, net of AFUDC				96.2	39.0	37.6	76.6	2.3	175.1
Equity (income) loss from unconsolidated investments				(17.6)	17.1	13.4	30.5	--	12.9
Preferred dividends				6.2	--	--	--	--	6.2
Impairment of available-for-sale securities of McLeod				--	--	27.2	27.2	--	27.2
Interest income and other				(2.4)	4.9	(12.7)	(7.8)	(0.6)	(10.8)
Income tax expense (benefit)				107.1	(12.1)	(43.9)	(56.0)	(4.3)	46.8
Income (loss) from continuing operations				165.8	(37.6)	(36.2)	(73.8)	2.1	94.1
Income from discontinued operations, net of tax				--	10.5	2.3	12.8	--	12.8
Net income (loss)				165.8	(27.1)	(33.9)	(61.0)	2.1	106.9
Total assets	4,502.8	645.5	383.9	5,532.2	955.1	1,308.1	2,263.2	52.8	7,848.2
Investments in equity method subsidiaries	125.4	--	--	125.4	297.1	27.4	324.5	--	449.9
Construction and acquisition expenditures	372.4	28.6	4.8	405.8	65.5	144.4	209.9	32.7	648.4

Products and Services - In 2004, Alliant Energy's domestic utility electric and gas revenues represented 68% and 19% of consolidated operating revenues, respectively. No other products or services represented more than 10% of Alliant Energy's consolidated operating revenues in 2004.

Geographic Information - Substantially all of the operating revenues within the International segment in the previous tables and the foreign long-lived assets in the following table are related to Alliant Energy's China operations.

Non-regulated and Other - Long-Lived Assets

Year	Domestic	Foreign	Total
		(in millions)	
2004	**$418.3**	**$193.5**	**$611.8**
2003	377.9	199.2	577.1
2002	347.3	171.2	518.5

Refer to Note 9 for a breakdown of Alliant Energy's international investments by country.

(14) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill - At Dec. 31, 2004 and 2003, Alliant Energy had $13 million ($10 million in the International segment and $3 million in the other non-regulated business segment) of goodwill included in "Deferred charges and other" on the Consolidated Balance Sheets. In accordance with SFAS 142, this goodwill is not amortized but is required to be evaluated for impairment at least annually and more frequently if indicators of impairment exist. At Dec. 31, 2004 and 2003, Alliant Energy also had $19 million and $17 million, respectively, of goodwill related to equity method investments in the International segment included in "Investments in unconsolidated foreign entities" on the Consolidated Balance Sheets. The increase in this goodwill reflects the impact of changes in foreign currency exchange rates. Alliant Energy monitors the goodwill and other intangible assets associated with its equity method investments in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock." Refer to Note 16 for information on goodwill impairment charges recorded in 2004 and 2002.

Other Intangible Assets - Certain information regarding other intangible assets with definite lives that are included on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	2004	2003
Consolidated investments (primarily land use rights in China):		
Gross carrying amount	**$23.4**	$26.2
Accumulated amortization	**(11.3)**	(9.9)
Net amount recorded in "Deferred charges and other"	**$12.1**	$16.3
Equity method investments:		
Net amount recorded in "Investments in unconsolidated foreign entities"	**$30.1**	$26.4
Net amount recorded in "Investment in ATC and other"	**14.8**	19.8

In 2004, 2003 and 2002, Alliant Energy recorded amortization expense related to these other intangible assets of $7.4 million, $7.0 million, and $5.6 million, respectively. At Dec. 31, 2004, Alliant Energy's estimated amortization expense for these other intangible assets for 2005 to 2009 was $7.1 million, $7.2 million, $7.1 million, $2.1 million, and $2.1 million, respectively.

(15) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

All "per share" references refer to earnings per **diluted** share. Summation of the individual quarters may not equal annual totals due to rounding. The amounts for the first, second and third quarters of 2004 and 2003 have been adjusted from the amounts reflected in the 2004 quarterly reports on Form 10-Q as filed for the respective periods to reflect certain non-regulated businesses as discontinued operations. Refer to Note 16 for additional information.

	2004				2003			
	March 31	**June 30**	**Sep. 30**	**Dec. 31**	March 31	June 30	Sep. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$810.3**	**$633.5**	**$730.3**	**$784.6**	$790.2	$611.6	$743.2	$721.8
Operating income	**77.3**	**84.5**	**165.9**	**92.1**	71.0	61.6	164.7	107.6
Income from continuing operations	**36.3**	**33.1**	**88.0**	**53.4**	12.5	12.6	85.0	45.9
Income (loss) from discontinued operations, net of tax	**(2.2)**	**(46.2)**	**(6.2)**	**(10.7)**	(7.0)	19.6	18.2	2.7
Cumulative effect of changes in accounting principles, net of tax	**--**	**--**	**--**	**--**	(6.0)	--	--	--
Net income (loss)	**34.1**	**(13.1)**	**81.8**	**42.7**	(0.5)	32.2	103.2	48.6
EPS:								
Income from continuing operations	**0.33**	**0.29**	**0.77**	**0.46**	0.14	0.14	0.77	0.41
Income (loss) from discontinued operations	**(0.02)**	**(0.41)**	**(0.06)**	**(0.09)**	(0.08)	0.21	0.17	0.03
Cumulative effect of changes in accounting principles	**--**	**--**	**--**	**--**	(0.07)	--	--	--
Net income (loss)	**0.31**	**(0.12)**	**0.71**	**0.37**	(0.01)	0.35	0.94	0.44

(16) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Alliant Energy has completed the disposal, or is currently pursuing the disposal, of numerous non-regulated and domestic utility businesses and other assets in order to strengthen its financial profile and narrow its strategic focus. At Dec. 31, 2004 (or at previous dates for those businesses already disposed), the following businesses qualified as assets held for sale as defined by SFAS 144:

Business	Disposal Date	Segment
Non-regulated businesses:		
Australian	Second quarter of 2003	Non-regulated - International
Affordable housing	Third quarter of 2003	Non-regulated - Other
SmartEnergy, Inc.	Third quarter of 2003	Non-regulated - Other
Initial public offering (IPO) of approximately 95% of WPC	Fourth quarter of 2003	Non-regulated - Other
Gas marketing (NGE)	Third quarter of 2004	Non-regulated - Other
Energy management services (EMS)	Fourth quarter of 2004	Non-regulated - Other
Energy services (Cogenex Corp. and affiliates)	Anticipated in 2005	Non-regulated - Other
Domestic utility business:		
WPL's water utility in Ripon, Wisconsin	Anticipated in 2005	Domestic utility - Other

SFAS 144 requires that a long-lived asset classified as held for sale be measured at the lower of its carrying amount or fair value, less costs to sell, and to cease depreciation, depletion and amortization (DD&A). The assets and liabilities of the businesses listed previously have been classified as held for sale on the Consolidated Balance Sheets at Dec. 31, 2004 and 2003. The operating results of the non-regulated businesses listed previously have been separately classified and reported as discontinued operations in the Consolidated Statements of Income. The operating results of WPL's water utility did not qualify for reporting as discontinued operations at Dec. 31, 2004.

Prior to the IPO of WPC in 2003, Alliant Energy and WPC entered into a tax separation and indemnification agreement pursuant to which Alliant Energy and WPC made tax elections with the effect that the tax basis of the assets of WPC's consolidated tax group were increased based on the sales price of WPC's shares in the IPO. This increase was included in income in the 2003 consolidated federal income tax return filed by Alliant Energy. WPC has agreed to pay Resources 90% of any tax benefits realized annually due to the increase in tax basis for years ending on or prior to Dec. 31, 2013. Such tax benefits will generally be calculated by comparing WPC's actual taxes to the taxes that would have been owed by WPC had the increase in basis not occurred. In 2014, WPC will be obligated to pay Resources the present value of the remaining tax benefits assuming all such tax benefits will be realized in future years. At the IPO closing date, Resources recorded a receivable from WPC based on the estimated present value of the payments expected from WPC. At Dec. 31, 2004 and 2003, the carrying value of this receivable was $36 million and $32 million, respectively, recorded in "Deferred charges and other" on the Consolidated Balance Sheets.

A summary of the components of discontinued operations in the Consolidated Statements of Income was as follows (in millions):

	2004	2003	2002
Operating revenues (a)	**$141.8**	$449.1	$260.5
Operating expenses (a)	**197.3**	355.7	230.4
Interest expense	**8.5**	26.8	49.6
(Gain) loss on disposal of assets held for sale, net (b)	**(0.3)**	18.9	--
Valuation charge - energy services business (c)	**39.2**	--	--
SFAS 133 income - Australian business (d)	**--**	(14.7)	(16.1)
Interest income and other	**(5.1)**	(8.6)	(4.9)
Income (loss) before income taxes	**(97.8)**	71.0	1.5
Income tax expense (benefit) (e)	**(32.5)**	37.5	(11.3)
Income (loss) from discontinued operations, net of tax	**($65.3)**	$33.5	$12.8

(a) Operating margins were higher in 2003 compared to 2004 and 2002 primarily due to goodwill impairment charges in 2004 and 2002, Alliant Energy ceasing DD&A of assets held for sale related to the WPC and Australian businesses in 2003 and the impact of businesses sold in 2003. In 2004, Alliant Energy recorded SFAS 142 pre-tax non-cash goodwill impairment charges of $43 million related to its energy services and EMS businesses, primarily due to less favorable market conditions. In 2002, Alliant Energy recorded a SFAS 142 pre-tax non-cash goodwill impairment charge related to its SmartEnergy, Inc. business of $6.9 million primarily due to less favorable market conditions. The fair value of these businesses was estimated using a combination of the expected discounted future cash flows and market value indicators.

(b) Alliant Energy recorded the following pre-tax (gains) and losses in 2003 related to the sale of various non-regulated businesses: Australian business - ($72.1) million; Affordable housing business - $60.7 million; WPC - $16.7 million; and SmartEnergy, Inc. business - $13.6 million. Ceasing DD&A of WPC's assets resulted in a higher carrying value of WPC's assets and had a direct impact on the amount of loss on the sale.

(c) In 2004, Alliant Energy recorded pre-tax valuation adjustments of $39 million, primarily due to less favorable market conditions related to its energy services business. The fair value of the energy services business was estimated using input from financial advisors and bids received in connection with the sale.

(d) Alliant Energy's Australian business entered into electric derivative contracts that were not designated as hedges (as defined by SFAS 133) to manage the electric commodity price risk associated with anticipated sales into the spot market. SFAS 133 income reflects the change in the fair value of these electric derivative contracts.

(e) "Income tax expense (benefit)" in the previous table includes $2.6 million and $10.1 million of affordable housing tax credits earned by Alliant Energy's affordable housing business during 2003 and 2002, respectively. These tax credits, along with 2003 income tax impacts of the sales transactions, had a significant impact on the effective tax rate of Alliant Energy's discontinued operations.

A summary of the components of assets and liabilities held for sale on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	2004	2003
Assets held for sale:		
Property, plant and equipment, net	**$12.1**	$15.2
Current assets	**17.8**	87.6
Investments	**1.8**	1.7
Other assets	**25.0**	88.6
Total assets held for sale	**$56.7**	$193.1
Liabilities held for sale:		
Current liabilities	**$8.9**	$44.1
Other long-term liabilities and deferred credits	**5.1**	4.2
Total liabilities held for sale	**14.0**	48.3
Net assets held for sale	**$42.7**	$144.8

A summary of the components of cash flows for discontinued operations was as follows (in millions):

	2004	2003	2002
Net cash flows from operating activities	**$36.5**	$25.7	$87.1
Net cash flows from (used for) investing activities	**0.5**	(32.7)	(222.7)
Net cash flows from (used for) financing activities	**(36.6)**	(12.7)	148.0
Net increase (decrease) in cash and temporary cash investments	**0.4**	(19.7)	12.4
Cash and temporary cash investments at beginning of period	**1.5**	21.2	8.8
Cash and temporary cash investments at end of period	**$1.9**	$1.5	$21.2
Supplemental cash flows information:			
Cash paid (refunded) during the period for:			
Interest	**$--**	$19.2	$14.7
Income taxes, net of refunds	**($5.0)**	($36.0)	($10.7)

Alliant Energy has also announced its intention to sell the following additional domestic utility assets and non-regulated businesses in order to further narrow its strategic focus. However, these assets did not qualify as assets held for sale or discontinued operations at Dec. 31, 2004:

- IPL's 70% interest in DAEC, a 583 MW nuclear generating facility near Palo, Iowa (Note 18);
- WPL's 41% interest in Kewaunee, a 574 MW nuclear generating facility near Kewaunee, Wisconsin (Note 17);
- The Illinois utility properties of IPL and South Beloit Water, Gas and Electric Company, a subsidiary of WPL;
- Resources' remaining oil and gas gathering pipeline systems in Texas; and
- Resources' biomass facility in Cedar Rapids, Iowa.

(17) PROPOSED SALE OF WPL'S INTEREST IN KEWAUNEE

WPL has signed a definitive agreement to sell its 41% ownership interest in Kewaunee to a subsidiary of Dominion Resources, Inc. (Dominion). Approval has already been obtained from the Federal Trade Commission, NRC, IUB, Illinois Commerce Commission and MPUC, and certain approvals have been obtained from FERC. In November 2004, the PSCW issued a decision rejecting WPL's and WPSC's joint application to sell Kewaunee to Dominion. WPL and WPSC joined Dominion and filed a petition for a rehearing with the PSCW in December 2004. In the rehearing petition, new information was submitted that addressed the PSCW's concerns and the petition was accepted in January 2005 on an expedited schedule. WPL anticipates that the PSCW will issue a decision on the sale in March 2005.

Assuming the sale closes, WPL anticipates it will receive approximately $90 million in cash and retain ownership of the trust assets contained in one of the two decommissioning funds it established to cover the eventual decommissioning of Kewaunee. The fund that WPL will retain had an after-tax value of $72 million as of Dec. 31, 2004. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive WPL's qualified decommissioning trust assets, which had an after-tax value of $171 million as of Dec. 31, 2004. The cash proceeds, after certain transaction costs, from the sale are expected to slightly exceed WPL's carrying value of the assets being sold. WPL has requested deferral of any gain and related costs from the PSCW. Because any gain realized and the retained decommissioning fund will likely be returned to customers in future rate filings, WPL does not expect this transaction will have a significant impact on its operating results. As of Dec. 31, 2004, WPL's share of the carrying value of the assets and liabilities included within the sale agreement was as follows (in millions):

Assets:		Liabilities:	
Investments	$171	AROs	$200
Property, plant and equipment, net *	88	Regulatory liabilities	(7)
Other	18		$193
	$277		

* Includes nuclear fuel, net of amortization

At the closing of the sale, WPL will enter into a long-term purchased-power agreement with Dominion to purchase energy and capacity equivalent to the amounts received had current ownership continued. The purchased-power agreement, which also will require regulatory approval, will extend through 2013 when Kewaunee's current operating license will expire. In April 2004, WPL entered into an exclusivity agreement with Dominion. Under this agreement, if Dominion decides to extend the operating license of Kewaunee, Dominion must negotiate only with WPL and WPSC for new purchased-power agreements for their respective share of the plant output that would extend beyond Kewaunee's current operating license termination date. The exclusivity period will start on the closing date of the sale and will extend through Dec. 21, 2011.

(18) PROPOSED SALE OF IPL'S INTEREST IN DAEC

In December 2004, IPL announced its intent to sell its 70% ownership interest in DAEC. Subsequently, IPL and the co-owners of DAEC have agreed to participate together in a competitive auction process to sell 100% of the ownership interests. Each co-owner's commitment to divest its ownership interest is contingent upon the approval of, and negotiation with, a prospective owner. The co-owners plan to enter into a definitive sales agreement in 2005 and then seek to obtain appropriate state and federal regulatory approvals. Refer to Notes 3, 9, 11(f), 12 and 19 for information regarding IPL's nuclear fuel capital lease; nuclear decommissioning trust fund investments; decommissioning costs; property, plant and equipment; and AROs, respectively, related to DAEC.

(19) ASSET RETIREMENT OBLIGATIONS (AROs)

Alliant Energy adopted SFAS 143 on Jan. 1, 2003, which provides accounting and disclosure requirements for AROs associated with long-lived assets. SFAS 143 requires that when an asset is placed in service the present value of retirement costs for which Alliant Energy has a legal obligation must be recorded as liabilities with an equivalent amount added to the asset cost. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss.

The scope of SFAS 143 as it relates to Alliant Energy primarily includes decommissioning costs for DAEC and Kewaunee. The differences between the estimated decommissioning costs disclosed in Note 11(f) for DAEC and Kewaunee and the recorded SFAS 143 liability are primarily related to fuel management costs, non-nuclear demolition costs and the timing of future cash flows. It also applies to a smaller extent to the removal, closure or dismantlement of several other assets including, but not limited to, active ash landfills, water intake facilities, underground storage tanks, groundwater wells, transmission and distribution equipment, easements, leases and the dismantlement of certain hydro facilities. Other than DAEC and Kewaunee, Alliant Energy's current AROs are not significant. Refer to Notes 17 and 18 for information regarding the proposed sale of WPL's interest in Kewaunee and IPL's interest in DAEC, respectively. A reconciliation of the changes in the AROs is depicted below (in millions):

	IPL	WPL	Total
Balance at Jan. 1, 2004	$158.3	$187.4	$345.7
Accretion expense	10.1	13.5	23.6
Balance at Dec. 31, 2004	$168.4	$200.9	$369.3

Upon adoption of SFAS 143 on Jan. 1, 2003, IPL and WPL recorded AROs of $179.6 million and $175.0 million, respectively. Upon adoption of SFAS 143, Alliant Energy also recognized a $3.9 million impact as a cumulative effect of a change in accounting principle at WPC (in 2003, Alliant Energy completed an IPO of WPC).

(20) VARIABLE INTEREST ENTITIES

In December 2003, the FASB issued FIN 46R which addresses consolidation by business enterprises of variable interest entities. FIN 46R requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Alliant Energy adopted FIN 46R for those entities considered to be special-purpose entities as of Dec. 31, 2003, and for all other entities subject to FIN 46R as of March 31, 2004. The entities that Alliant Energy consolidated as a result of this guidance did not have a material impact on its financial condition or results of operations.

After making an ongoing exhaustive effort, Alliant Energy concluded that it was unable to obtain the information necessary from the counterparties for the Riverside plant tolling agreement and RockGen plant purchased-power agreement to determine whether the counterparties are variable interest entities and if Alliant Energy is the primary beneficiary. These agreements are currently accounted for as operating leases. The counterparties sell some or all of their generating capacity to WPL, and can sell their energy output to both WPL and IPL. In 2004, WPL and IPL incurred costs (excluding fuel costs) related to the Riverside contract of $38 million and $1 million, respectively. In each of 2004 and 2003, WPL incurred costs related to the RockGen contract of approximately $33 million. Alliant Energy's maximum exposure to loss from these contracts is undeterminable due to the inability to obtain the necessary information to complete such evaluation.

SELECTED FINANCIAL AND OPERATING STATISTICS

FINANCIAL INFORMATION	**2004 (1)**	2003 (1)	2002 (1)	2001	2000 (2)
	(dollars in millions, except per share data)				
Income Statement Data:					
Operating revenues	**$2,958.7**	$2,866.8	$2,457.1	$2,591.0	$2,268.4
Income from continuing operations	**210.8**	156.0	94.1	132.7	330.9
Income (loss) from discontinued operations, net of tax	**(65.3)**	33.5	12.8	52.6	51.1
Income before cumulative effect of changes in accounting principles	**145.5**	189.5	106.9	185.3	382.0
Cumulative effect of changes in accounting principles, net of tax	**--**	(6.0)	--	(12.9)	16.7
Net income	**145.5**	183.5	106.9	172.4	398.7
Common Stock Data:					
Earnings per average common share (basic):					
Income from continuing operations	**$1.86**	$1.54	$1.04	$1.65	$4.19
Income (loss) from discontinued operations	**($0.58)**	$0.33	$0.14	$0.65	$0.65
Cumulative effect of changes in accounting principles	**$--**	($0.06)	$--	($0.16)	$0.21
Net income	**$1.28**	$1.81	$1.18	$2.14	$5.05
Earnings per average common share (diluted):					
Income from continuing operations	**$1.85**	$1.54	$1.04	$1.65	$4.18
Income (loss) from discontinued operations	**($0.57)**	$0.33	$0.14	$0.65	$0.64
Cumulative effect of changes in accounting principles	**$--**	($0.06)	$--	($0.16)	$0.21
Net income	**$1.28**	$1.81	$1.18	$2.14	$5.03
Common shares outstanding at year-end (000s)	**115,742**	110,963	92,304	89,682	79,010
Dividends declared per common share	**$1.0125**	$1.00	$2.00	$2.00	$2.00
Market value per share at year-end	**$28.60**	$24.90	$16.55	$30.36	$31.88
Book value per share at year-end (3)	**$22.13**	$21.37	$19.89	$21.39	$25.79
Other Selected Financial Data:					
Cash flows from operating activities (continuing operations)	**$501.6**	$460.7	$541.3	$457.1	$393.6
Construction and acquisition expenditures	**$649.2**	$837.2	$648.4	$692.5	$831.7
Total assets at year-end (3)	**$8,275.2**	$7,797.5	$7,848.2	$7,007.5	$7,436.7
Long-term obligations, net	**$2,518.0**	$2,321.6	$2,784.2	$2,586.0	$2,128.5
Times interest earned before income taxes (4)	**2.75X**	2.17X	1.80X	2.06X	4.35X
Capitalization ratios:					
Common equity (3)	**48%**	47%	36%	41%	44%
Preferred stock	**4%**	5%	4%	2%	2%
Long- and short-term debt	**48%**	48%	60%	57%	54%
Total	**100%**	100%	100%	100%	100%

(1) Refer to "Results of Operations" in MDA for a discussion of the 2004, 2003 and 2002 results of operations.

(2) Includes $204.0 million ($2.58 per diluted share) of non-cash net income related to Alliant Energy's adoption of Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities," and $15.6 million ($0.20 per diluted share) of net income from gains on sales of McLeodUSA Incorporated (McLeod) stock.

(3) Alliant Energy adjusts the carrying value of its investments in McLeod to its estimated fair value, pursuant to the applicable accounting rules. At Dec. 31, 2000, the carrying amount reflected an unrealized gain of approximately $543 million with a net of tax increase to common equity of $317 million. The unrealized gain (loss) was not significant during all other periods reported.

(4) Represents income from continuing operations before income taxes plus preferred dividend requirements of subsidiaries plus interest expense divided by interest expense.

ELECTRIC OPERATING INFORMATION (DOMESTIC UTILITY ONLY)

	2004	2003	2002	2001	2000
Operating Revenues (in millions):					
Residential	**$716.7**	$684.6	$626.9	$599.1	$567.3
Commercial	**437.8**	409.7	376.4	373.1	349.0
Industrial	**609.9**	571.6	526.8	543.5	501.2
Total from retail customers	**1,764.4**	1,665.9	1,530.1	1,515.7	1,417.5
Sales for resale	**185.8**	195.8	160.3	184.5	173.1
Other	**58.8**	55.4	62.1	56.4	57.4
Total	**$2,009.0**	$1,917.1	$1,752.5	$1,756.6	$1,648.0
Electric Sales (000s MWh):					
Residential	**7,354**	7,565	7,616	7,344	7,161
Commercial	**5,702**	5,663	5,542	5,464	5,364
Industrial	**12,596**	12,345	12,297	12,469	13,092
Total from retail customers	**25,652**	25,573	25,455	25,277	25,617
Sales for resale	**5,102**	5,495	4,805	4,936	4,906
Other	**178**	184	197	168	174
Total	**30,932**	31,252	30,457	30,381	30,697
Customers (End of Period):					
Residential	**839,745**	830,559	822,229	807,754	799,603
Commercial	**131,152**	129,130	128,212	125,539	123,833
Industrial	**2,916**	2,902	2,905	2,826	2,773
Other	**3,312**	3,362	3,344	3,324	3,316
Total	**977,125**	965,953	956,690	939,443	929,525
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,644**	5,887	5,729	5,677	5,397
Cooling degree days*:					
Cedar Rapids (IPL) (normal - 379)	**139**	276	397	347	244
Madison (WPL) (normal - 242)	**138**	224	356	305	170
Sources of electric energy (000s MWh):					
Coal	**18,472**	18,451	17,674	18,190	18,669
Purchased power	**8,289**	9,155	8,596	8,727	8,058
Nuclear	**5,018**	4,498	5,012	4,116	4,675
Gas	**792**	631	675	472	470
Other	**262**	240	379	452	427
Total	**32,833**	32,975	32,336	31,957	32,299
Revenue per kilowatt-hour (KWh) from retail customers (cents)	**6.88**	6.51	6.01	6.00	5.53

* Cooling degree days are calculated using a 70 degree base. Normal degree days are calculated using a fixed 30-year average most recently updated in February 2002.

GAS OPERATING INFORMATION (DOMESTIC UTILITY ONLY)

	2004	2003	2002	2001	2000
Operating Revenues (in millions):					
Residential	**$315.6**	$310.7	$218.7	$270.2	$245.7
Commercial	**172.3**	162.7	111.3	141.1	127.1
Industrial	**38.4**	34.2	25.2	31.3	27.8
Transportation/other	**43.5**	59.3	38.8	45.3	14.3
Total	**$569.8**	$566.9	$394.0	$487.9	$414.9
Gas Sales (000s Dths):					
Residential	**29,338**	31,871	30,931	29,580	32,026
Commercial	**19,199**	19,947	19,348	18,055	19,696
Industrial	**5,127**	5,093	5,373	5,344	5,350
Transportation/other	**49,626**	48,978	47,386	48,539	43,931
Total	**103,290**	105,889	103,038	101,518	101,003
Customers at End of Period (Excluding Transportation/Other):					
Residential	**366,493**	361,835	358,384	353,430	351,990
Commercial	**45,630**	45,826	45,793	45,480	44,654
Industrial	**730**	766	799	951	953
Total	**412,853**	408,427	404,976	399,861	397,597
Other Selected Gas Data:					
Heating degree days*:					
Cedar Rapids (IPL) (normal - 6,899)	**6,463**	6,883	6,577	6,535	6,753
Madison (WPL) (normal - 7,485)	**6,831**	7,337	6,929	6,675	7,038
Revenue per Dth sold (excluding transportation/other)	**$9.81**	$8.92	$6.38	$8.35	$7.02
Purchased gas costs per Dth sold (excluding transportation/other)	**$6.98**	$6.11	$4.02	$6.31	$4.88

* Heating degree days are calculated using a 65 degree base. Normal degree days are calculated using a fixed 30-year average most recently updated in February 2002.

Financial **discipline** Strategic **focus** Successful **execution**



ALLIANT ENERGY CORPORATION

Notice of 2005 Annual Meeting and Proxy Statement

Your vote is important!

ALLIANT ENERGY.

PROXY STATEMENT

ALLIANT ENERGY CORPORATION

ANNUAL MEETING OF SHAREOWNERS

DATE:	**Thursday, May 19, 2005**
TIME:	**1:00 p.m. (Central Daylight Time)**
LOCATION:	**Cedar Rapids Marriott 1200 Collins Road N.E. Cedar Rapids, Iowa 52402**

SHAREOWNER INFORMATION

LOCAL (Madison, Wis., area)	**(608) 458-3110**
TOLL-FREE	**(800) 356-5343**

ALLIANT ENERGY®

Alliant Energy Corporation
4902 North Biltmore Lane
P. O. Box 2568
Madison, WI 53701-2568
Phone: 608.458.3110

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Dear Alliant Energy Corporation Shareowner:

On Thursday, May 19, 2005, Alliant Energy Corporation (the "Company") will hold its 2005 Annual Meeting of Shareowners at the Cedar Rapids Marriott, 1200 Collins Road N.E., Cedar Rapids, Iowa. The meeting will begin at 1:00 p.m. (Central Daylight Time).

Only shareowners of record at the close of business on March 30, 2005 may vote at this meeting. All shareowners are requested to be present at the meeting in person or by proxy so that a quorum may be ensured. At the meeting, the Company's shareowners will:

1. Elect three directors for terms expiring at the 2008 Annual Meeting of Shareowners; and

2. Attend to any other business properly presented at the meeting.

The Board of Directors of the Company presently knows of no other business to come before the meeting.

If your shares are registered directly with the Company's Shareowner Services Department, then you may vote those shares by telephone or Internet. Instructions for voting by these convenient methods are shown on the enclosed proxy card. If you prefer, you may sign and date the enclosed proxy card and return it in the postage-paid envelope.

A copy of the Company's 2004 Annual Report precedes this Notice of Annual Meeting and Proxy Statement.

By Order of the Board of Directors,

F. J. Buri
Corporate Secretary

Dated, mailed and made available on the
Internet on or about April 7, 2005.

TABLE OF CONTENTS

Questions and Answers	85
Election of Directors	88
Meetings and Committees of the Board	90
Corporate Governance	92
Compensation of Directors	93
Ownership of Voting Securities	94
Compensation of Executive Officers	95
Stock Options	96
Long-Term Incentive Awards	98
Certain Agreements	98
Retirement and Employee Benefit Plans	99
Report of the Compensation and Personnel Committee on Executive Compensation	102
Report of the Audit Committee	106
Comparison of Five-Year Cumulative Total Return	107
Section 16(a) Beneficial Ownership Reporting Compliance	108

QUESTIONS AND ANSWERS

1. **Q: Why am I receiving these materials?**
   A: The Board of Directors of Alliant Energy Corporation (the "Company") is providing these proxy materials to you in connection with the Company's Annual Meeting of Shareowners (the "Annual Meeting"), which will take place on Thursday, May 19, 2005. As a shareowner, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

2. **Q: What is Alliant Energy Corporation?**
   A: The Company is a public utility holding company whose primary first tier subsidiaries are Interstate Power and Light Company ("IP&L"), Wisconsin Power and Light Company ("WP&L"), Alliant Energy Resources, Inc. ("Resources") and Alliant Energy Corporate Services, Inc. ("Corporate Services").

3. **Q: Who is entitled to vote at the Annual Meeting?**
   A: Only shareowners of record at the close of business on March 30, 2005 are entitled to vote at the Annual Meeting. As of the record date, 116,196,818 shares of the Company's common stock were issued and outstanding. Each shareowner is entitled to one vote for each share of the Company's common stock held on the record date.

4. **Q: What may I vote on at the Annual Meeting?**
   A: You may vote on the election of three nominees to serve on the Company's Board of Directors for terms expiring at the 2008 Annual Meeting.

5. **Q: How does the Board of Directors recommend I vote?**
   A: The Board of Directors recommends that you vote your shares FOR each of the listed director nominees.

6. **Q: How can I vote my shares?**
   A: You may vote either in person at the Annual Meeting or by appointing a proxy. If your shares are registered directly with the Company's Shareowner Services Department, then you have three options to appoint a proxy:

   - By telephone;
   - By Internet; or
   - By mailing the proxy card.

   Please refer to the instructions included on your proxy card to vote by proxy. If you hold your shares through a bank, broker or other record holder, then you may vote by the methods your bank or broker make available, in which case the bank or broker will include instructions with this proxy statement. If you vote by the Internet, then you should understand that there might be costs associated with electronic access that you must bear, such as usage charges from Internet access providers and telephone companies. Appointing a proxy will not affect your right to vote your shares if you attend the Annual Meeting and desire to vote in person.

7. **Q: How are votes counted?**
   A: In the election of directors, you may vote FOR all of the director nominees or you may WITHHOLD your vote with respect to one or more nominees. If you return your signed proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted FOR all listed director nominees.

8. **Q: Can I change my vote?**
   A: You have the right to revoke your proxy at any time before the Annual Meeting by:

   - Providing written notice to the Corporate Secretary of the Company and voting in person at the Annual Meeting; or
   - Appointing a new proxy prior to the start of the Annual Meeting.

   Attendance at the Annual Meeting will not cause your previously appointed proxy to be revoked unless you specifically so request in writing.

9. **Q: What shares are included on the proxy card(s)?**
   A: Your proxy card(s) covers all of your shares of the Company's common stock, including any shares held in your account under the Company's Shareowner Direct Plan. For present or past employees of IP&L, your proxy includes any shares held in your account under the IES Employee Stock Ownership Plan.

10. **Q: How is the Company's common stock held for employees in the Alliant Energy Corporation 401(k) Savings Plan voted?**

A: For shares held in the 401(k) Savings Plan, you will receive a separate form of proxy from the trustee of the Plan.

11. **Q: What does it mean if I get more than one proxy card?**

A: If your shares are registered differently and are in more than one account, then you will receive more than one proxy card. Be sure to vote all of your accounts to ensure that all of your shares are voted. The Company encourages you to have all accounts registered in the same name and address (whenever possible). You can accomplish this by contacting the Company's Shareowner Services Department at the shareowner information numbers shown at the front of this proxy statement.

12. **Q: Who may attend the Annual Meeting?**

A: All shareowners who owned shares of the Company's common stock on March 30, 2005 may attend the Annual Meeting. You will be asked to indicate whether you plan to attend the Annual Meeting when voting by telephone or Internet, or you may indicate your intention to attend the Annual Meeting on the enclosed proxy card.

13. **Q: How will voting on any other business be conducted?**

A: The Board of Directors of the Company does not know of any business to be considered at the Annual Meeting other than the election of directors. If any other business is properly presented at the Annual Meeting, your proxy gives Erroll B. Davis, Jr., the Company's Chairman and Chief Executive Officer, and F. J. Buri, the Company's Corporate Secretary, authority to vote on such matters at their discretion.

14. **Q: Where and when will I be able to find the results of the voting?**

A: The results of the voting will be announced at the Annual Meeting. You may also call the Company's Shareowner Services Department at the shareowner information numbers shown at the front of this proxy statement for the results. The Company will also publish the final results in its Quarterly Report on Form 10-Q for the second quarter of 2005 to be filed with the Securities and Exchange Commission ("SEC").

15. **Q: Are the Company's 2004 Annual Report and these proxy materials available on the Internet?**

A: Yes. You can access the Company's Web site at **www.alliantenergy.com** to view the 2004 Annual Report and these proxy materials.

16. **Q: How can I access future proxy materials and annual reports on the Internet?**

A: The Company is offering you the opportunity to consent to access its future notices of shareowner meetings, proxy materials and annual reports electronically through the Company's Web site.

If you are a shareowner of record, you can consent to access these materials electronically to allow the Company to save the cost of producing and mailing these materials by marking the appropriate box on your proxy card or by following the instructions provided if you vote over the Internet or by telephone. If you consent to access these materials over the Internet, then you will receive a proxy card in the mail next year with instructions containing the Internet address to access those materials. However, you will not receive those proxy materials and the annual report by mail. Your consent will remain in effect unless it is revoked by calling or writing the Company's Shareowner Services Department, as the case may be, at the shareowner information numbers shown at the front of this proxy statement or at the address of the Company shown on the first page of this proxy statement.

If you hold your stock through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet.

If you consent to electronic access, then you will be responsible for your usual Internet-related charges (e.g., on-line fees and telephone charges) in connection with electronic viewing and printing of proxy materials and annual reports. The Company will continue to distribute printed materials to shareowners who do not consent to access these materials electronically.

17. **Q: When are shareowner proposals for the 2006 Annual Meeting due?**

A: All shareowner proposals to be considered for inclusion in the Company's proxy statement for the 2006 Annual Meeting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), must be received at the principal office of the Company by Dec. 8, 2005.

In addition, any shareowner who intends to present a proposal at the 2006 Annual Meeting must comply with the requirements set forth in the Company's Bylaws. The Company's Bylaws state, among other things, that to bring business before an annual meeting, a shareowner must give written notice that complies with the Bylaws to the Corporate Secretary of the Company not later than 45 days in advance of the first annual anniversary of the date the Company first mailed its proxy statement to shareowners for the prior year's annual meeting. Accordingly, the Company must receive notice of a shareowner's proposal submitted other than pursuant to Rule 14a-8 no later than Feb. 21, 2006. If the notice is received after Feb. 21, 2006, then the notice will be considered untimely and the Company is not required to present such proposal at the 2006 Annual Meeting. If the Board of Directors chooses to present a proposal submitted other than pursuant to Rule 14a-8 at the 2006 Annual Meeting, then the persons named in the proxies solicited by the Board for the 2006 Annual Meeting may exercise discretionary voting power with respect to such proposal.

18. **Q: Who are the independent auditors of the Company and how are they appointed?**

A: Deloitte & Touche LLP audited the financial statements of the Company for the year ended Dec. 31, 2004. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions. The Audit Committee of the Board of Directors expects to appoint the independent auditors for 2005 later in the year.

19. **Q: Who will bear the cost of soliciting proxies for the Annual Meeting and how will these proxies be solicited?**

A: The Company will pay the cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by the Company's officers and employees who will not receive any additional compensation for these solicitation activities. The Company will pay banks, brokers, nominees and other fiduciaries reasonable charges and expenses incurred in forwarding the proxy materials to their principals. The Company has retained Georgeson Shareholder Communications Inc. to aid in the solicitation at an estimated cost of $6,500 plus reimbursable out-of-pocket expenses.

20. **Q: If more than one shareowner lives in my household, how can I obtain an extra copy of the Company's 2004 Annual Report and proxy statement?**

A: Pursuant to the rules of the SEC, services that deliver the Company's communications to shareowners that hold their stock through a bank, broker or other holder of record may deliver to multiple shareowners sharing the same address a single copy of the Company's 2004 Annual Report and proxy statement. Upon written or oral request, the Company will mail a copy of the 2004 Annual Report and proxy statement to any shareowner at a shared address to which a single copy of the document was previously delivered. You may notify the Company of your request by calling or writing the Company's Shareowner Services Department, as the case may be, at the shareowner information numbers shown at the front of this proxy statement or at the address of the Company shown on the Notice of Annual Meeting.

ELECTION OF DIRECTORS

At the Annual Meeting, three directors will be elected for terms expiring in 2008. The nominees for election as recommended by the Nominating and Governance Committee and selected by the Board of Directors are: William D. Harvey, Singleton B. McAllister and Anthony R. Weiler. Each of the nominees is currently serving as a director of the Company. Each person elected as a director will serve until the Annual Meeting of Shareowners of the Company in 2008, or until his or her successor has been duly elected and qualified.

Directors will be elected by a plurality of the votes cast at the meeting (assuming a quorum is present). Consequently, any shares not voted at the meeting will have no effect on the election of directors. The proxies solicited may be voted for a substitute nominee or nominees if any of the nominees are unable to serve, or for good reason will not serve, a contingency not now anticipated.

Brief biographies of the director nominees and continuing directors follow. These biographies include their ages (as of Dec. 31, 2004), an account of their business experience and the names of publicly held and certain other corporations of which they are also directors. Except as otherwise indicated, each nominee and continuing director has been engaged in his or her present occupation for at least the past five years.

NOMINEES



WILLIAM D. HARVEY — Director since 2005
Age 55 — Nominated term expires in 2008

Mr. Harvey has served as President and Chief Operating Officer of the Company and Chief Operating Officer of IP&L, WP&L and Resources since January 2004, and President of Resources since January 2005. He previously served as Executive Vice President – Generation for the Company, IP&L and Resources and President of WP&L from 1998 to January 2004. He also previously served at WP&L as Senior Vice President from 1993 to 1998, Vice President and General Counsel from 1990 to 1993 and Vice President and Associate General Counsel from 1986 to 1990. He was recommended as a nominee by the Nominating and Governance Committee and appointed as a Director of the Company, IP&L, WP&L and Resources in January 2005 in connection with the Company's succession plan.



SINGLETON B. MCALLISTER — Director since 2001
Age 52 — Nominated term expires in 2008

Ms. McAllister has been a partner in the public law and policy strategies group of the Washington, D.C. law firm office of Sonnenschein, Nath & Rosenthal, LLP since 2003. She was previously a partner at Patton Boggs LLP, a Washington, D.C. law firm, from 2001 to 2003. From 1996 until 2001, Ms. McAllister was General Counsel for the United States Agency for International Development. She was also a partner at Reed, Smith, Shaw and McClay where she specialized in government relations and corporate law. She serves on the Board of Directors of United Rentals, Inc. Ms. McAllister has served as a Director of IP&L (or predecessor companies), WP&L and Resources since 2001. Ms. McAllister is Chairperson of the Compensation and Personnel Committee.



ANTHONY R. WEILER — Director since 1998
Age 68 — Nominated term expires in 2008

Mr. Weiler is Chairman and President of A. R. Weiler Co. LLC, a consulting firm for home furnishings organizations. He was previously a Senior Vice President of Heilig-Meyers Company, a national furniture retailer headquartered in Richmond, Va. He is a Director of the Retail Home Furnishings Foundation. Mr. Weiler has served as a Director of IP&L (or predecessor companies) since 1979 and of WP&L and Resources since 1998. Mr. Weiler is Chairperson of the Nominating and Governance Committee and the Lead Independent Director.

The Board of Directors unanimously recommends a vote FOR all nominees for election as directors.

CONTINUING DIRECTORS



ERROLL B. DAVIS, JR. Director since 1982
Age 60 Term expires in 2006

Mr. Davis has served as Chairman of the Board since 2000 and as Chief Executive Officer of the Company since 1990. He also served as President of the Company from 1990 through 2003. Mr. Davis joined WP&L in 1978 and served as President of WP&L from 1987 to 1998. He was elected Chief Executive Officer of WP&L in 1988. He has also served as Chief Executive Officer of Resources and IP&L (or predecessor companies) since 1998. He is a member of the Boards of Directors of BP p.l.c.; PPG Industries, Inc.; Union Pacific Corporation; Electric Power Research Institute; the Edison Electric Institute; and the U. S. Olympic Committee. Mr. Davis has served as a Director of WP&L since 1984, of Resources since 1988 and of IP&L (or predecessor companies) since 1998.



MICHAEL L. BENNETT Director since 2003
Age 51 Term expires in 2007

Mr. Bennett has served as President and Chief Executive Officer of Terra Industries Inc., an international producer of nitrogen products and methanol ingredients headquartered in Sioux City, Iowa, since April 2001. From 1997 to 2001, he was Executive Vice President and Chief Operating Officer of Terra Industries Inc. He also serves as Chairman of the Board for Terra Nitrogen Corp., a subsidiary of Terra Industries Inc. Mr. Bennett has served as a Director of IP&L, WP&L and Resources since 2003. Mr. Bennett is Chairperson of the Audit Committee.



ANN K. NEWHALL Director since 2003
Age 53 Term expires in 2006

Ms. Newhall is Executive Vice President, Chief Operating Officer, Secretary and a Director of Rural Cellular Corporation, a cellular communications corporation located in Alexandria, Minn. She has served as Executive Vice President and Chief Operating Officer since August 2000, as Secretary since February 2000 and as a Director since August 1999. Prior to assuming her current positions, she served as Senior Vice President and General Counsel from 1999 to 2000. She was previously a shareholder and President of the Moss & Barnett law firm in Minneapolis, Minn. Ms. Newhall has served as a Director of IP&L, WP&L and Resources since 2003.



DAVID A. PERDUE Director since 2001
Age 55 Term expires in 2007

Mr. Perdue is Chairman of the Board and Chief Executive Officer of Dollar General Corporation, a sales organization headquartered in Goodlettsville, Tenn. He was named Chief Executive Officer and a Director in April 2003 and elected Chairman of the Board in June 2003. From July 2002 to March 2003, he was Chairman and Chief Executive Officer of Pillowtex Corporation, a textile manufacturing company located in Kannapolis, N.C. Pillowtex filed for bankruptcy in July 2003 after emerging from a previous bankruptcy in May 2002. From 1998 to 2002, he was employed by Reebok International Limited, where he served as President of the Reebok Brand from 2000 to 2002. Mr. Perdue has served as a Director of IP&L (or predecessor companies), WP&L and Resources since 2001.



JUDITH D. PYLE Director since 1992
Age 61 Term expires in 2007

Ms. Pyle is President of Judith Dion Pyle and Associates, a financial services company located in Middleton, Wis. Prior to assuming her current position in 2003, she served as Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. She previously served as Vice Chair and Senior Vice President of Corporate Marketing of Rayovac Corporation, a battery and lighting products manufacturer located in Madison, Wis. In addition, Ms. Pyle is a Director of Uniek, Inc. Ms. Pyle has served as a Director of WP&L since 1994, of Resources since 1992 and of IP&L (or predecessor companies) since 1998.



ROBERT W. SCHLUTZ Director since 1998
Age 68 Term expires in 2006

Mr. Schlutz is President of Schlutz Enterprises, Inc., a diversified farming and retailing business in Columbus Junction, Iowa. Mr. Schlutz has served as a Director of IP&L (or predecessor companies) since 1989, and of WP&L and Resources since 1998. Mr. Schlutz is Chairperson of the Environmental, Nuclear, Health and Safety Committee.

MEETINGS AND COMMITTEES OF THE BOARD

The Board of Directors has standing Audit; Compensation and Personnel; Nominating and Governance; Environmental, Nuclear, Health and Safety; and Capital Approval Committees. The Board of Directors has adopted formal written charters for each of the Audit, Compensation and Personnel, and Nominating and Governance Committees, which are available, free of charge, on the Company's Web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption or in print to any shareowner who requests them from the Company's Corporate Secretary. The following is a description of each of these committees:

Audit Committee
The Audit Committee held seven meetings in 2004. The Committee currently consists of M. L. Bennett (Chair), S. B. McAllister, A. K. Newhall and D. A. Perdue. Each of the members of the Committee is independent as defined by the New York Stock Exchange ("NYSE") listing standards and SEC rules. The Board of Directors has determined that Mr. Bennett and one additional Audit Committee member qualify as "audit committee financial experts" as defined by SEC rules. The Audit Committee is responsible for assisting Board oversight of: (1) the integrity of the Company's financial statements; (2) the Company's compliance with legal and regulatory requirements; (3) the independent auditors' qualifications and independence; and (4) the performance of the Company's internal audit function and independent auditors. The Audit Committee is also directly responsible for the appointment, retention, termination, compensation and oversight of the Company's independent auditors.

Compensation and Personnel Committee
The Compensation and Personnel Committee held four meetings in 2004. The Committee currently consists of S. B. McAllister (Chair), M. L. Bennett, D. A. Perdue and J. D. Pyle. Each of the members of the Committee is independent as defined by the NYSE listing standards. This Committee reviews and approves corporate goals and objectives relevant to Chief Executive Officer ("CEO") compensation, evaluates the CEO's performance and determines and approves as a committee, or together with the other independent directors, the CEO's compensation level based on the evaluation of the CEO's performance. In addition, the Committee has responsibilities with respect to the Company's executive compensation and incentive programs and management development programs.

Nominating and Governance Committee
The Nominating and Governance Committee held three meetings in 2004. The Committee currently consists of A. R. Weiler (Chair), K. C. Lyall, A. K. Newhall and R. W. Schlutz. Each of the members of the Committee is independent as defined by the NYSE listing standards. This Committee's responsibilities are to: (1) identify individuals qualified to become Board members, consistent with the criteria approved by the Board, and to recommend nominees for directorships to be filled by the Board or shareowners; (2) identify and recommend Board members qualified to serve on Board committees; (3) develop and recommend to the Board a set of corporate governance principles; (4) oversee the evaluation of the Board and the Company's management; and (5) advise the Board with respect to other matters relating to corporate governance of the Company.

In making recommendations to the Company's Board of Directors of nominees to serve as directors, the Nominating and Governance Committee will examine each director nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. However, the Committee believes that, to be recommended as a director nominee, each candidate must:

- display the highest personal and professional ethics, integrity and values.
- have the ability to exercise sound business judgment.
- be highly accomplished in his or her respective field, with superior credentials and recognition and broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.
- have relevant expertise and experience, and be able to offer advice and guidance to the CEO based on that expertise and experience.
- be independent of any particular constituency, be able to represent all shareowners of the Company and be committed to enhancing long-term shareowner value.

- have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of the Company's business.

The Committee also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one director should have the requisite experience and expertise to be designated as an "audit committee financial expert" as defined by the applicable rules of the SEC.

- Directors generally should be active or former senior executive officers of public companies or leaders of major and/or complex organizations, including commercial, governmental, educational and other non-profit institutions.

- Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting age, gender, race and political experience.

The Nominating and Governance Committee will consider nominees recommended by shareowners in accordance with the Company's Nominating and Governance Committee Charter and the Corporate Governance Principles.

The Company and the Committee maintain a file of recommended potential director nominees which is reviewed at the time a search for a new director needs to be performed. To assist the Committee in its identification of qualified director candidates, the Committee may engage an outside search firm.

Any shareowner wishing to make a recommendation should write to the Corporate Secretary of the Company and include appropriate biographical information concerning each proposed nominee. The Corporate Secretary will forward all recommendations to the Committee. The Company's Bylaws also set forth certain requirements for shareowners wishing to nominate director candidates directly for consideration by shareowners. These provisions require such nominations to be made pursuant to timely notice (as specified in the Bylaws) in writing to the Corporate Secretary of the Company.

Environmental, Nuclear, Health and Safety Committee

The Environmental, Nuclear, Health and Safety Committee held two meetings in 2004. The Committee currently consists of R. W. Schlutz (Chair), K. C. Lyall, J. D. Pyle and A. R. Weiler. The Committee's responsibilities are to review environmental policy and planning issues of interest to the Company, including matters involving the Company before environmental regulatory agencies and compliance with air, water and waste regulations. In addition, the Committee reviews policies and operating issues related to the Company's nuclear generating station investments, including planning and funding for decommissioning of the plants. The Committee also reviews health and safety-related policies, activities and operational issues as they affect employees, customers and the general public.

Capital Approval Committee

The Capital Approval Committee held no meetings in 2004. The Committee currently consists of M. L. Bennett, D. A. Perdue and A. R. Weiler. Mr. Davis is the Chair and a non-voting member of this Committee. The purpose of this Committee is to evaluate certain investment proposals where (1) an iterative bidding process is required, and/or (2) the required timelines for such a proposal would not permit the proposal to be brought before a regular meeting of the Board of Directors and/or a special meeting of the full Board of Directors is not practical or merited.

The Board of Directors held nine meetings during 2004. Each director attended at least 75% of the aggregate number of meetings of the Board and Board committees on which he or she served.

The Board and each Board committee conduct performance evaluations annually to determine their effectiveness and suggest improvements for consideration and implementation. In addition, the Compensation and Personnel Committee evaluates Mr. Davis' performance as CEO on an annual basis.

Board members are expected to attend the Company's Annual Meeting. All Board members were present for the Company's 2004 Annual Meeting.

CORPORATE GOVERNANCE

Corporate Governance Principles

The Board of Directors has adopted Corporate Governance Principles that, in conjunction with the Board committee charters, establish processes and procedures to help ensure effective and responsive governance by the Board. The Corporate Governance Principles are available, free of charge, on the Company's Web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption or in print to any shareowner who requests them from the Company's Corporate Secretary.

The Board of Directors has adopted certain categorical standards of independence to assist it in making determinations of director independence under the NYSE listing standards. Under these categorical standards, the following relationships that currently exist or that have existed, including during the preceding three years, will *not* be considered to be material relationships that would impair a director's independence:

- A family member of the director is or was an employee (other than an executive officer) of the Company.
- A director, or a family member of the director, receives or received less than $100,000 during any twelve-month period in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service with the Company).
- A director, or a family member of the director, is a former partner or employee of the Company's internal or external auditor but did not personally work on the Company's audit within the last three years; or a family member of a director is employed by an internal or external auditor of the Company but does not participate in such auditor's audit, assurance or tax compliance practice.
- A director, or a family member of the director, is or was employed other than as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee.
- A director is or was an executive officer, employee or director of, or has or had any other relationship (including through a family member) with, another company, that makes payments (other than contributions to tax exempt organizations) to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues.
- A director is or was an executive officer, employee or director of, or has or had any other relationship (including through a family member) with, a tax exempt organization to which the Company's discretionary charitable contributions in any single fiscal year do not exceed the greater of $1 million or 2% of such organization's consolidated gross revenues.

In addition, any relationship that a director (or an "immediate family member" of the director) previously had that constituted an automatic bar to independence under NYSE listing standards will not be considered to be a material relationship that would impair a director's independence three years after the end of such relationship in accordance with NYSE listing standards.

Based on these standards, the Board of Directors has affirmatively determined by resolution that each of the Company's directors (other than Mr. Davis, the Company's Chairman and CEO, and Mr. Harvey, the Company's President and COO) has no material relationship with the Company and, therefore, is independent in accordance with the NYSE listing standards. The Board of Directors will regularly review the continuing independence of the directors.

The Corporate Governance Principles provide that at least 75% of the members of the Board of Directors must be independent directors under the NYSE listing standards. The Audit, Compensation and Personnel, and Nominating and Governance Committees must consist of all independent directors.

Lead Independent Director; Executive Sessions

The Corporate Governance Principles provide that the chairperson of the Nominating and Governance Committee shall be the designated "Lead Independent Director" and will preside as the chair at meetings or executive sessions of the independent directors. As the Chairperson of the Nominating and Governance Committee, Mr. Weiler is currently designated as the Lead Independent Director. At every regular in-person meeting of the Board of Directors, the independent directors meet in executive session with no member of Company management present.

Communication with Directors

Shareowners and other interested parties may communicate with the full Board, non-management directors as a group or individual directors, including the Lead Independent Director, by providing such communication in writing to the Company's Corporate Secretary, who will post such communications directly to the Company's Board of Directors' Web site.

Ethical and Legal Compliance Policy

The Company has adopted a Code of Ethics that applies to all employees, including its CEO, COO, Chief Financial Officer and Chief Accounting Officer, as well as its Board of Directors. The Company makes its Code of Ethics available, free of charge, on the Company's Web site at **www.alliantenergy.com/investors** under the "Corporate Governance" caption or in print to any shareowner who requests it from the Company's Corporate Secretary. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Ethics by posting such information on its Web site address stated above under the "Corporate Governance" caption.

COMPENSATION OF DIRECTORS

No retainer fees are paid to Mr. Davis or Mr. Harvey for their service on the Company's Board of Directors. In 2004, all other directors (the "non-employee directors"), each of whom served on the Boards of the Company, IP&L, WP&L and Resources, received an annual retainer for service on all four Boards consisting of $70,000 in cash. Also, in 2004, the Chairperson of the Audit Committee received an additional $7,500 cash retainer and the Chairpersons of the Compensation and Personnel, Nominating and Governance, and Environmental, Nuclear, Health, and Safety Committees received an additional $5,000 cash retainer. Travel expenses incurred by the Directors are paid for each meeting attended.

In 2005, the non-employee directors will each receive a cash retainer of $85,000. In 2005, the Chairperson of the Audit Committee will receive an additional $10,000 cash retainer; the Chairpersons of the Compensation and Personnel, Nominating and Governance, and Environmental, Nuclear, Health, and Safety Committees will each receive an additional $5,000 cash retainer; other members of the Audit Committee will each receive an additional $3,500 cash retainer; and the Lead Independent Director will receive an additional $15,000 cash retainer.

Each Director is encouraged to voluntarily elect to use not less than 50% of his or her cash retainer to purchase shares of the Company's common stock pursuant to the Company's Shareowner Direct Plan or to defer such amount through the Company stock account in the Director's Deferred Compensation Plan.

Director's Deferred Compensation Plan

Under the Director's Deferred Compensation Plan, directors may elect to defer all or part of their retainer fee. Amounts deposited to a Deferred Compensation Interest Account receive an annual return based on the A-Utility Bond Rate with a minimum return no less than the prime interest rate published in *The Wall Street Journal,* provided that the return may not be greater than 12% or less than 6%. Amounts deposited to a Company Stock Account are treated as though invested in the common stock of the Company and will be credited with dividends, which will be treated as if reinvested. The director may elect that the Deferred Compensation Account be paid in a lump sum or in annual installments for up to 10 years beginning in the year of or one, two or three tax years after retirement or resignation from the Board.

Director's Charitable Award Program

The Company maintains a Director's Charitable Award Program for certain members of its Board of Directors beginning after three years of service. The participants in this Program currently are E. B. Davis, K. C. Lyall, D. A. Perdue, J. D. Pyle and A. R. Weiler. S. B. McAllister has enrolled in the Program and is expected to become a participant. The purpose of the Program is to recognize the interest of the Company and its directors in supporting worthy institutions. Under the Program, when a director dies, the Company will donate a total of $500,000 to one qualified charitable organization or divide that amount among a maximum of five qualified charitable organizations selected by the individual director. The individual director derives no financial benefit from the Program. All deductions for charitable contributions are taken by the Company, and the donations are funded by the Company through life insurance policies on the directors. Over the life of the Program, all costs of donations and premiums on the life insurance policies, including a return of the Company's cost of funds, will be recovered through life insurance proceeds on the directors. The Program, over its life, will not result in any material cost to the Company. The Board has terminated this Program for all new directors who join the Board after Jan. 1, 2005.

Director's Life Insurance Program

The Company maintains a split-dollar Director's Life Insurance Program for non-employee directors. The participants in this Program currently include K. C. Lyle, J. D. Pyle and A. R. Weiler. The Program provides a maximum death benefit of $500,000 to each eligible director. Under the split-dollar arrangement, directors are provided a death benefit only and do not have any interest in the cash value of the policies. The Program is structured to pay a portion of the total death benefit to the Company to reimburse the Company for all costs of the Program, including a return on its funds. The Program, over its life, will not result in any material cost to the Company. The imputed income allocations reported for each director in 2004 under this Program were as follows: K. C. Lyall — $528, J. D. Pyle — $29, and A. R. Weiler — $50. In November of 2003, the Board of Directors terminated this insurance benefit for any director not already having the required vesting period of three years of service and for all new directors.

OWNERSHIP OF VOTING SECURITIES

Listed in the following table are the number of shares of the Company's common stock beneficially owned by (1) the executive officers listed in the Summary Compensation Table, (2) all director nominees and directors of the Company and (3) all director nominees, directors and executive officers as a group as of Feb. 28, 2005. The directors and executive officers of the Company as a group owned 1.5% of the outstanding shares of common stock on that date. No individual director or officer owned more than 1% of the outstanding shares of common stock on that date.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED[1]
Executive Officers[2]	
James E. Hoffman	122,798[3][4]
Eliot G. Protsch	210,089[3]
Barbara J. Swan	149,575[3]
Director Nominees	
William D. Harvey	218,536[3]
Singleton B. McAllister	5,054[3]
Anthony R. Weiler	17,888[3]
Directors	
Michael L. Bennett	3,482[3]
Erroll B. Davis, Jr.	799,433[3]
Katharine C. Lyall	16,567[5]
Ann K. Newhall	7,408[3]
David A. Perdue	7,518[3]
Judith D. Pyle	14,111
Robert W. Schlutz	21,271[3]
All Executive Officers and Directors as a Group 16 people, including those listed above	1,796,038[3]

(1) Total shares of Company common stock outstanding as of Feb. 28, 2005, were 116,183,026.

(2) Stock ownership of Mr. Davis is shown with the directors and stock ownership for Mr. Harvey is shown with the director nominees.

(3) Included in the beneficially owned shares shown are indirect ownership interests with shared voting and investment powers: Mr. Davis — 9,435, Mr. Harvey — 2,826, Mr. Weiler — 1,389 and Mr. Protsch — 845; shares of common stock held in deferred compensation plans: Mr. Bennett — 3,082, Mr. Davis — 50,744, Mr. Harvey — 29,011, Ms. McAllister — 2,104, Ms. Newhall — 6,110, Mr. Perdue — 7,518, Mr. Schlutz — 9,797, Mr. Weiler — 6,707, Mr. Hoffman — 17,138, Mr. Protsch — 35,235 and Ms. Swan — 21,526 (all executive officers and directors as a group — 200,180); and stock options exercisable on or within 60 days of Feb. 28, 2005: Mr. Davis — 667,566, Mr. Harvey — 149,977, Mr. Hoffman — 98,324, Mr. Protsch — 139,157 and Ms. Swan — 110,644 (all executive officers and directors as a group — 1,338,999).

(4) Mr. Hoffman resigned from the Company effective Feb. 4, 2005.

(5) Ms. Lyall will retire as a director at the 2005 Annual Meeting.

The following table sets forth information, as of Dec. 31, 2004 regarding beneficial ownership by the only persons known to the Company to own more than 5% of the Company's common stock. The beneficial ownership set forth below has been reported on Schedule 13G filings with the SEC by the beneficial owners.

Amount and Nature of Beneficial Ownership

	Voting Power		Investment Power			
Name and Address of Beneficial Owner	**Sole**	**Shared**	**Sole**	**Shared**	**Aggregate**	**Percent of Class**
Franklin Resources, Inc. (and certain affiliates) One Franklin Parkway San Mateo, CA 94403	6,411,600	0	6,411,600	0	6,411,600	5.6%
Hotchkis & Wiley Capital Management, LLC (and certain affiliates) 725 South Figueroa Street 39th Floor Los Angeles, CA 90017-5439	5,382,800	0	6,566,600	0	6,566,600	5.7 %

COMPENSATION OF EXECUTIVE OFFICERS

The following Summary Compensation Table sets forth the total compensation paid by the Company and its subsidiaries to the Chief Executive Officer and certain other executive officers of the Company for all services rendered during 2004, 2003 and 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards [2]		Payouts	
Name and Principal Position	**Year**	**Base Salary**	**Bonus**	**Other Annual Compensation[1]**	**Restricted Stock Awards [3]**	**Securities Underlying Options (Shares)**	**LTIP Payouts**	**All Other Compensation[4]**
Erroll B. Davis, Jr.	2004	$749,019	$375,197	$74,987	$300,453	234,732	$0	$138,719
Chairman and	2003	685,000	0	14,949	0	151,687	0	45,253
Chief Executive Officer	2002	685,000	0	17,582	0	151,687	0	45,485
William D. Harvey	2004	459,442	206,805	6,246	100,143	73,454	0	48,896
President and	2003	290,000	0	5,954	0	26,642	0	15,562
Chief Operating Officer	2002	282,500	0	7,707	0	26,642	0	17,599
Eliot G. Protsch	2004	364,539	142,167	6,014	149,981	40,996	0	43,611
Senior Executive Vice President	2003	290,000	0	4,825	0	26,642	0	15,605
and Chief Financial Officer	2002	282,500	0	6,131	0	26,642	0	16,318
Barbara J. Swan	2004	298,674	110,791	5,255	100,143	32,026	0	18,843
Executive Vice President	2003	265,000	0	0	0	24,705	0	14,536
and General Counsel	2002	260,000	0	6,716	0	24,705	0	16,356
James E. Hoffman [5]	2004	301,269	91,954	9,101	100,143	32,130	0	20,444
Executive Vice President	2003	290,000	0	9,133	0	26,642	0	16,497
	2002	282,500	0	11,510	0	26,642	0	16,970

(1) Other Annual Compensation consists of income tax gross-ups for split-dollar life insurance and, for Mr. Davis only, air travel. Certain personal benefits provided by the Company to the executive officers named in the Summary Compensation Table above are not included in the Table. The aggregate amount of such personal benefits for each such executive officer in each year reflected in the Table did not exceed the lesser of $50,000 or 10% of the sum of such executive officer's base salary and bonus in each respective year.

(2) Awards made in 2004 were in addition to performance share awards as described in the table entitled "Long-Term Incentive Awards in 2004."

(3) The amounts in the Summary Compensation Table above for restricted stock in 2004 represent the market value based on the closing price of the Company's common stock on the date of the grants. The restricted stock awards are subject to (i) two year cliff vesting in the case of 2,008 shares for Mr. Protsch, and (ii) the remaining awards are subject to three year cliff vesting. Pursuant to his Severance Agreement and Release, Mr. Hoffman's shares of restricted stock were vested in full on Feb. 4, 2005. See "Certain Agreements." As of Dec. 31, 2004, the total number of shares of restricted common stock (and their market value based on the closing price of the Company's common stock on that date) held by each executive officer listed in the Summary Compensation Table above were as follows: Mr. Davis, 11,605 shares ($331,903); Mr. Harvey, 3,868 shares ($110,625); Mr. Protsch, 5,876 shares ($168,054); Ms. Swan, 3,868 shares ($110,625); and Mr. Hoffman, 3,868 shares ($110,625).

(4) The table below shows the components of the compensation reflected under this column for 2004:

	Erroll B. Davis, Jr.	William D. Harvey	Eliot G. Protsch	Barbara J. Swan	James E. Hoffman
A.	$22,672	$6,580	$8,140	$6,272	$1,963
B.	95,649	35,096	28,058	7,500	13,398
C.	8,470	3,244	1,373	1,095	1,107
D.	11,928	3,976	6,040	3,976	3,976
Total	$138,719	$48,896	$43,611	$18,843	$20,444

A. Matching contributions to 401(k) Savings Plan and Deferred Compensation Plan
B. Split dollar life insurance premiums
C. Life insurance coverage in excess of $50,000
D. Dividends earned in 2004 on restricted stock

(5) Mr. Hoffman resigned as Executive Vice President of the Company effective Feb. 4, 2005. In connection with his resignation, Mr. Hoffman entered into a Severance Agreement and Release with the Company. See "Certain Agreements."

STOCK OPTIONS

The following table sets forth certain information concerning stock options granted during 2004 to the executives named below:

STOCK OPTION GRANTS IN 2004

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
Name	Grant Date (1)	Number of Securities Underlying Options Granted (2)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	5%	10%
Erroll B. Davis, Jr.	01/02/04	146,917	21.6%	$24.90	01/02/14	$2,300,720	$5,829,667
	01/02/04	74,413	11.0%	31.54	01/02/14	671,205	2,458,606
	02/09/04	13,402	2.0%	25.93	01/02/14	215,638	544,925
William D. Harvey	01/02/04	50,938	7.5%	24.90	01/02/14	797,689	2,021,220
	02/09/04	22,516	3.3%	25.93	01/02/14	362,282	915,501
Eliot G. Protsch	01/02/04	31,099	4.6%	24.90	01/02/14	487,010	1,234,008
	02/09/04	9,897	1.5%	25.93	01/02/14	159,243	402,412
Barbara J. Swan	01/02/04	28,418	4.2%	24.90	01/02/14	445,026	1,127,626
	02/09/04	3,608	0.5%	25.93	01/02/14	58,053	146,701
James E. Hoffman (4)	01/02/04	31,099	4.6%	24.90	01/02/14	487,010	1,234,008
	02/09/04	1,031	0.2%	25.93	01/02/14	16,589	41,920

(1) The three separate grants are as follows: (a) All of the named executives received options on Jan. 2, 2004 as part of the Company's annual long-term incentive (LTI) grant; (b) On Jan. 2, 2001, Mr. Davis was granted options that inadvertently exceeded the individual limit for option grants under the applicable plan by 74,413 shares. These options had an exercise price of $31.54, the fair market value of the Company's common stock at the time of grant. The Company determined that the options in excess of the individual limit were not valid, so on Jan. 2, 2004, to make him whole, the Compensation Committee granted Mr. Davis 74,413 options from the current plan, at the same exercise price of $31.54; and (c) Supplemental grants of options were made on Feb. 9, 2004, to all named executives to adjust target values for the 2004 LTI awards to account for new salaries, target incentive changes and/or promotions.

(2) Consists of non-qualified stock options to purchase shares of Company common stock. Options vest as outlined below. Upon a "change in control" of the Company or upon retirement, disability or death of the option holder, the options will become immediately exercisable.

Jan. 2, 2004 grant for all named executives	- 1/3rd vests 1/2/05, 1/3rd vests 1/1/06, 1/3rd vests 1/1/07
Jan. 2, 2004 replacement grant for Mr. Davis	- 100% vests 1/2/05 (same vesting date used for prior grant)
Feb. 9, 2004 grant for all named executives	- 1/3rd vests 2/9/05, 1/3rd vests 1/1/06, 1/3rd vests 1/1/07

(3) The hypothetical potential appreciation shown for the named executives is required by rules of the SEC. The amounts shown do not represent the historical or expected future performance of the Company's common stock. Rather, in order for the named executives to realize the potential values set forth in the 5% and 10% columns in the table above, the price per share of the Company's common stock would be as follows for each of the grants, all as of the expiration date of the options.

	5%	10%
Jan. 2, 2004 grant for all named executives	$40.56	$64.58
Jan. 2, 2004 replacement grant for Mr. Davis	40.56	64.58
Feb. 9, 2004 grant for all named executives	42.02	66.59

(4) Pursuant to the terms of his stock option award agreements, Mr. Hoffman forfeited all unvested stock options as of Feb. 4, 2005.

The following table provides information for the executives named below regarding options exercised in 2004 and the number and value of exercisable and unexercisable options.

AGGREGATE OPTION EXERCISES IN 2004 AND OPTION VALUES AT DEC. 31, 2004

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Year End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Erroll B. Davis, Jr.	--	$ --	451,687	386,419	$699,194	$1,811,580
William D. Harvey	--	--	112,430	100,096	126,724	465,010
Eliot G. Protsch	--	--	112,430	67,638	126,724	357,913
Barbara J. Swan	8,235	72,221	86,398	56,731	18,100	315,467
James E. Hoffman(2)	7,528	62,106	90,452	58,772	30,456	334,237

(1) Based on the closing per share price of Company common stock on Dec. 31, 2004 of $28.60.

(2) Pursuant to the terms of his stock option award agreements, Mr. Hoffman forfeited all unvested stock options as of Feb. 4, 2005.

LONG-TERM INCENTIVE AWARDS

The following table provides information concerning long-term incentive awards made to the executives named below in 2004.

LONG-TERM INCENTIVE AWARDS IN 2004

Name	Number of Shares, Units or Other Rights (#)[1]	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Erroll B. Davis, Jr.	36,020	1/1/2007	18,010	36,020	72,040
William D. Harvey	16,486	1/1/2007	8,243	16,486	32,972
Eliot G. Protsch	9,208	1/1/2007	4,604	9,208	18,416
Barbara J. Swan	7,194	1/1/2007	3,597	7,194	14,388
James E. Hoffman [2]	7,218	N/A	N/A	N/A	N/A

(1) Consists of performance shares awarded as part of the Company's annual LTI grant. The payout from the performance shares is based on the Company's three-year Total Shareowner Return ("TSR") relative to an investor-owned utility peer group during the three-year performance cycle ending Dec. 31, 2006. Payouts are subject to modification pursuant to a performance multiplier that ranges from 0 to 2.00, and will be made in shares of Company common stock or a combination of common stock and cash.

(2) Pursuant to his Severance Agreement and Release, Mr. Hoffman forfeited all outstanding performance shares as of Feb. 4, 2005.

CERTAIN AGREEMENTS

Mr. Davis currently has an employment agreement with the Company, pursuant to which he will serve as the Chairman of the Company until the expiration of the term of the agreement on the date of the Company's 2006 Annual Meeting, but no later than May 30, 2006. In addition, he will serve as the Chief Executive Officer of the Company during the term of the agreement unless otherwise determined by the Board of Directors. Mr. Davis will also serve as the Chief Executive Officer of each subsidiary of the Company as long as he holds the same position for the Company. Pursuant to the employment agreement, Mr. Davis will be paid an annual base salary of not less than $750,000. Mr. Davis also will have the opportunity to earn short-term and long-term incentive compensation (including stock options, restricted stock and other long-term incentive compensation) at least equal to other executive officers and receive supplemental retirement benefits (including continued participation in the Alliant Energy Corporation Executive Tenure Compensation Plan) and life insurance providing a death benefit of three times his annual salary. For purposes of the Company's Supplemental Executive Retirement Plan described in detail under "Retirement and Employee Benefit Plans," (i) Mr. Davis will be deemed to have been paid an annual bonus for 2003 of $595,539 (the amount that he would have received had he been eligible for such a bonus for such year); (ii) if Mr. Davis ceases to be the Chief Executive Officer while remaining the Chairman in 2005 and if the annual bonus for 2005 payable in 2006 is less than the target award for Mr. Davis for 2005, Mr. Davis will be deemed to have earned the target award; (iii) a special calculation will apply to protect the dollar amount that Mr. Davis could have been paid on May 1, 2003 if he had retired on April 30, 2003; and (iv) upon termination of employment, Mr. Davis generally will be deemed to be a retiree not subject to the early commencement reduction factors that would otherwise apply. For purposes of the Company's Executive Tenure Compensation Plan, the Board of Directors has determined to treat Mr. Davis as an eligible retiree at his future termination of employment, regardless of the circumstances other than death. If, prior to the end of the term of the agreement, the employment of Mr. Davis is terminated by the Company without cause (as defined in the employment agreement), or if Mr. Davis terminates his employment for good reason (as defined in the employment agreement), or if the employment of Mr. Davis is terminated as a result of the mutual agreement of Mr. Davis and the Board of Directors, the Company or its affiliates will continue to provide the compensation and benefits called for by the employment agreement through the later of the end of the term of the agreement or one year after such termination of employment (with incentive compensation based on the maximum potential awards and with any stock compensation paid in cash), and all unvested stock compensation will vest immediately. If Mr. Davis dies or terminates his employment without good reason prior to the end of the term of the agreement, the Company or its affiliates will pay to Mr. Davis or his beneficiaries or estate all compensation earned through the date of death or such termination (including previously deferred compensation and pro rata incentive compensation based upon the maximum potential awards). If Mr. Davis' employment is terminated by reason of his disability, he will be entitled to such benefits as may be provided by the Company's current disability program. If Mr. Davis is terminated for cause, the Company or its affiliates will pay his base salary through the date of termination plus any previously deferred compensation. In any such case, Mr. Davis shall also be eligible for the benefits he has accrued under the applicable retirement plans, including the benefits under the Supplemental Executive Retirement Plan and the Executive Tenure Compensation Plan. Under the employment agreement, if any payments thereunder constitute an excess parachute payment under the United States Internal Revenue Code ("Code"), then the Company will pay to Mr. Davis the amount necessary to offset the excise tax and any applicable taxes on this additional payment.

The Company currently has in effect key executive employment and severance agreements (the "KEESAs") with its executive officers and certain key employees of the Company (including Messrs. Davis, Harvey and Protsch and Ms. Swan). The KEESAs provide that each executive officer who is a party thereto is entitled to benefits if, within a period of up to three years (depending on which executive is involved) after a change in control of the Company (as defined in the KEESAs) (the "Employment Period"), the officer's employment is ended through (a) termination by the Company, other than by reason of death or disability or for cause (as defined in the KEESAs); or (b) termination by the officer due to a breach of the agreement by the Company or a significant change in the officer's responsibilities; or (c) in the case of Mr. Davis' agreement, termination by Mr. Davis following the first anniversary of the change of control. The benefits provided are (a) a cash termination payment of up to three times (depending on which executive is involved) the sum of the officer's annual salary and his or her average annual bonus during the three years before the termination; and (b) continuation for up to the end of the Employment Period of equivalent hospital, medical, dental, accident and life insurance coverage as in effect at the time of termination. Each KEESA for executive officers below the level of Executive Vice President provides that if any portion of the benefits under the KEESA or under any other agreement for the officer would constitute an excess parachute payment for purposes of the Code, benefits will be reduced so that the officer will be entitled to receive $1 less than the maximum amount which he or she could receive without becoming subject to the 20% excise tax imposed by the Code on certain excess parachute payments, or which the Company may pay without loss of deduction under the Code. The KEESAs for the Chief Executive Officer, President, Senior Executive Vice President and the Executive Vice Presidents (including Messrs. Davis, Harvey and Protsch and Ms. Swan) provide that if any payments thereunder or otherwise constitute an excess parachute payment, the Company will pay to the appropriate officer the amount necessary to offset the excise tax and any additional taxes on this additional payment. Mr. Davis' employment agreement as described above limits benefits paid thereunder to the extent that duplicate payments would be provided to him under his KEESA.

On Feb. 4, 2005, Corporate Services entered into a Severance Agreement and Release (the "Agreement") with James E. Hoffman, the Company's Executive Vice President-Business Development. Mr. Hoffman resigned from his position effective Feb. 4, 2005. Pursuant to the Agreement, the Company agreed to make a cash payment of $680,000 to Mr. Hoffman and provide Mr. Hoffman with up to $25,000 for outplacement services or tuition reimbursement. In addition, the Agreement provided that the restrictions would lapse on 3,868 unvested shares of restricted stock previously awarded to Mr. Hoffman. Under the Agreement, Mr. Hoffman ceased to be eligible to participate under any of the Company's stock option, bonus, equity, incentive compensation, retirement, pension and other compensation or benefit plans upon his termination of employment, and ceased to be eligible to participate under any of the Company's medical, dental and life insurance plans on Feb. 28, 2005, except that he is eligible for COBRA continuation for his medical and dental plans. If Mr. Hoffman elects COBRA continuation, the Company will pay for this coverage for up to 18 months. Mr. Hoffman retained his vested rights under qualified retirement plans and under a deferred compensation plan for key employees of the Company. Under the Agreement, Mr. Hoffman agreed to a two-year covenant not to compete with the Company and to keep information regarding the Company confidential. Pursuant to the Agreement, Mr. Hoffman provided the Company and all of its subsidiaries and affiliates a general liability release.

RETIREMENT AND EMPLOYEE BENEFIT PLANS

Alliant Energy Cash Balance Pension Plan

Salaried employees (including officers) of the Company are eligible to participate in the Alliant Energy Cash Balance Pension Plan (the "Pension Plan") maintained by Corporate Services. The Pension Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the Pension Plan as of Aug. 1, 1998, a starting account balance was created equal to the present value of the benefit accrued as of Dec. 31, 1997, under the applicable prior benefit formula. In addition, such individuals received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and pay. For 1998 and thereafter, a participant receives annual credits to the account equal to 5% of base pay (including certain incentive payments, pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4%, plus a potential share of the gain on the investment return on assets in the trust investment for the year.

The life annuity payable under the Pension Plan is determined by converting the hypothetical account balance credits into annuity form. Individuals who were participants in the Pension Plan on Aug. 1, 1998, are in no event to receive any less than what would have been provided under the prior formula that was applicable to them, had it continued, if they terminate on or before Aug. 1, 2008, and do not elect to commence benefits before the age of 55.

All of the individuals listed in the Summary Compensation Table participate in the Pension Plan and are "grandfathered" under the applicable prior plan benefit formula. Because their estimated benefits under the applicable prior plan benefit formula are expected to be higher than under the Pension Plan formula, utilizing current assumptions, their benefits would currently be determined by the applicable prior plan benefit formula. The following tables illustrate the estimated annual benefits payable upon retirement at age 65 under the applicable prior plan formula based on average annual compensation and years of service. To the extent benefits under the Pension Plan are limited by tax law, any excess will be paid under the Unfunded Excess Plan described below.

WP&L Plan A Prior Formula. One of the applicable prior plan formulas provided retirement income based on years of credited service and final average compensation for the 36 highest consecutive months, with a reduction for Social Security offset. The individuals listed in the Summary Compensation Table covered by this formula are Messrs. Davis, Harvey and Protsch and Ms. Swan. The benefits would be as follows:

WP&L Plan A Prior Plan Formula Table

Average Annual Compensation	Annual Benefit After Specified Years in Plan			
	15	20	25	30+
$ 200,000	$ 55,000	$ 73,333	$ 91,667	$110,000
300,000	82,500	110,000	137,500	165,000
400,000	110,000	146,667	183,333	220,000
500,000	137,500	183,333	229,167	275,000
600,000	165,000	220,000	275,000	330,000
700,000	192,500	256,667	320,833	385,000
800,000	220,000	293,333	366,667	440,000
900,000	247,500	330,000	412,500	495,000
1,000,000	275,000	366,667	458,333	550,000
1,100,000	302,500	403,333	504,167	605,000

For purposes of the Pension Plan, compensation means payment for services rendered, including vacation and sick pay, and is substantially equivalent to the salary amounts reported in the Summary Compensation Table. Pension Plan benefits depend upon length of Pension Plan service (up to a maximum of 30 years), age at retirement and amount of compensation (determined in accordance with the Pension Plan) and are reduced by up to 50% of Social Security benefits. The estimated benefits in the table above do not reflect the Social Security offset. The estimated benefits are computed on a straight-life annuity basis. Benefits will be adjusted if the employee receives one of the optional forms of payment. Credited years of service under the Pension Plan for covered persons named in the Summary Compensation Table are as follows: Erroll B. Davis, Jr., 25 years; William D. Harvey, 17 years; Eliot G. Protsch, 25 years; and Barbara J. Swan, 16 years.

IES Industries Pension Plan Prior Formula. The only individual listed in the Summary Compensation Table covered by the other applicable prior plan formula was Mr. Hoffman who resigned from the Company effective Feb. 4, 2005. Pursuant to his Severance Agreement and Release, Mr. Hoffman retained his vested benefit under the Pension Plan, which had a lump sum value of $155,000 as of Jan. 1, 2005.

Unfunded Excess Plan

Corporate Services maintains an Unfunded Excess Plan that provides funds for payment of retirement benefits above the limitations on payments from qualified pension plans in those cases where an employee's retirement benefits exceed the qualified plan limits. The Unfunded Excess Plan provides an amount equal to the difference between the actual pension benefit payable under the Pension Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Code on pension benefits or covered compensation. Pursuant to his Severance Agreement and Release, Mr. Hoffman retained his vested benefit under the Unfunded Excess Plan, which had a lump sum value of $113,000 as of Jan. 1, 2005.

Unfunded Executive Tenure Compensation Plan

Corporate Services maintains an Unfunded Executive Tenure Compensation Plan to provide incentive for selected key executives to remain in the service of the Company by providing additional compensation that is payable only if the executive remains with the Company until retirement (or other termination if approved by the Board of Directors). Any participant in the Plan must be approved by the Board of Directors. Mr. Davis was the only active participant in the Plan as of Dec. 31, 2004. The Plan provides for monthly payments to a participant after retirement (at or after age 65, or with Board approval, prior to age 65) for 120 months. The payments will be equal to 25% of the participant's highest average salary for any consecutive 36-month period. If a participant dies prior to retirement or before 120 payments have been made, the participant's beneficiary will receive monthly payments equal to 50% of such amount for 120 months in the case of death before retirement or, if the participant dies after retirement, 50% of such amount for the balance of the 120 months. Annual benefits of $187,500 would be payable to Mr. Davis upon retirement, assuming he continues in service with Corporate Services until retirement at the same salary as was in effect on Dec. 31, 2004.

Supplemental Executive Retirement Plan

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") to provide incentive for key executives to remain in the service of the Company by providing additional compensation that is payable only if the executive remains with the Company until retirement, disability or death. While the SERP provides different levels of benefits depending on the executive covered, this summary reflects the terms applicable to all of the individuals listed in the Summary Compensation Table. Participants in the SERP must be approved by the Compensation and Personnel Committee of the Board. The SERP provides for payments of 60% of the participant's average annual earnings (base salary and bonus) for the highest paid three years out of the last 10 years of the participant's employment reduced by the sum of benefits payable to the officer from the officer's defined benefit plan and the Unfunded Excess Plan. The normal retirement date under the SERP is age 62 with at least 10 years of service and early retirement is at age 55 with at least 10 years of service. If a participant retires prior to age 62, the 60% payment under the SERP is reduced by 3% per year for each year the participant's retirement date precedes his/her normal retirement date. The actuarial reduction factor will be waived for participants who have attained age 55 and have a minimum of 10 years of service in a senior executive position with the Company after April 21, 1998. At the timely election of the participant, benefits under the SERP will be made in a lump sum, in installments over a period of up to 10 years, or for the lifetime of the participant. If the lifetime benefit is selected and the participant dies prior to receiving 12 years of payments, payments continue to any surviving spouse or dependent children of a deceased participant who dies while still employed by the Company, payable for a maximum of 12 years. A post-retirement death benefit of one times the participant's final average earnings at the time of retirement will be paid to the designated beneficiary. Messrs. Davis, Harvey and Protsch and Ms. Swan are participants in the SERP. Mr. Hoffman had not vested in the SERP at the time of his resignation. The following table shows the amount of retirement payments under the SERP, assuming a minimum of 10 years of service at retirement age and payment in the annuity form.

Supplemental Executive Retirement Plan Table

Average Annual Compensation	Annual Benefit After Specified Years in Plan	
	<10 Years	>10 Years*
$ 200,000	0	$120,000
300,000	0	180,000
400,000	0	240,000
500,000	0	300,000
600,000	0	360,000
700,000	0	420,000
800,000	0	480,000
900,000	0	540,000
1,000,000	0	600,000
1,100,000	0	660,000

*Reduced by the sum of the benefit payable from the applicable defined benefit pension plan and the Unfunded Excess Plan.

Key Employee Deferred Compensation Plan
The Company maintains a Key Employee Deferred Compensation Plan under which participants may defer up to 100% of base salary and incentive compensation. Participants who have made the maximum allowed contribution to the Company-sponsored 401(k) Savings Plan may receive an additional credit to the Deferred Compensation Plan. The credit will be equal to 50% of the lesser of (a) the amount contributed to the 401(k) Savings Plan plus the amount deferred under this Plan; or (b) 6% of base salary, reduced by the amount of any matching contributions in the 401(k) Savings Plan. The employee may elect to have his or her deferrals credited to an Interest Account or a Company Stock Account. Deferrals and matching contributions to the Interest Account receive an annual return based on the A-Utility Bond Rate with a minimum return no less than the prime interest rate published in *The Wall Street Journal*, provided that the return may not be greater than 12% or less than 6%. Deferrals and matching contributions credited to the Company Stock Account are treated as though invested in the common stock of the Company and will be credited with dividends, which will be treated as if reinvested. The shares of common stock identified as obligations under the Plan are held in a rabbi trust. Payments from the Plan may be made in a lump sum or in annual installments for up to 10 years at the election of the participant. Participants are selected by the Chief Executive Officer of Corporate Services. Messrs. Davis, Harvey and Protsch and Ms. Swan are participants in the Plan.

REPORT OF THE COMPENSATION AND PERSONNEL COMMITTEE ON EXECUTIVE COMPENSATION

To Our Shareowners:
The Compensation and Personnel Committee (the "Committee") of the Board of Directors of the Company is currently composed of four independent directors. The Committee assesses the effectiveness and competitiveness of, approves the design of, and administers executive compensation programs within a consistent total compensation framework for the Company. The Committee also reviews and approves all salary arrangements and other remuneration for executive officers, evaluates executive officer performance, and considers related matters. It also makes recommendations to the Nominating and Governance Committee regarding Director compensation. To support it in carrying out its mission, the Committee engages an independent consultant (which is retained by the Committee rather than Company executives).

The Committee Charter was amended in January 2004 to enhance corporate governance through the adoption of recommended and required modifications detailing the role and functions of the Committee in compliance with the NYSE listing standards.

The Committee is committed to implementing an overall compensation program for executive officers that furthers the Company's mission. Therefore, the Committee adheres to the following compensation policies, which are intended to facilitate the achievement of the Company's business strategies:

- Executive management compensation (and particularly, long-term incentive compensation) should be closely and strongly aligned with the long-term interests of the Company's shareowners and customers.

- Total compensation should enhance the Company's ability to attract, retain and encourage the development of exceptionally knowledgeable and experienced executive officers, upon whom, in large part, the successful operation and management of the Company depends.

- Base salary levels should be targeted at a competitive market range of base salaries paid to executive officers of comparable companies. Specifically, the Company targets the median (50th percentile) of base salaries paid by companies of similar revenue base within the utility and general industries.

- Incentive compensation programs should strengthen the relationship between pay and performance by emphasizing variable at-risk compensation that is consistent with meeting predetermined Company, subsidiary, business unit and individual performance goals. In addition, the Committee targets incentive levels at the median (50th percentile) of incentive compensation paid by companies of similar revenue base within the utility and general industries.

Components of Compensation
The major elements of the Company's executive compensation program are base salary, short-term (annual) incentives, long-term (equity) incentives and other benefits. These elements are addressed separately in this report. In setting the level for each major component of compensation, the Committee considers all elements of an executive officer's total compensation package, including employee benefit and perquisite programs. The Committee's goal is to provide an overall compensation

package for each executive officer that is competitive to the packages offered to similarly situated executive officers at companies of similar size within the industry.

For 2004, the Committee determined that total executive compensation at target levels is in line with competitive compensation of comparative companies.

To ensure the Committee has adequate time to consider executive officers' total compensation for the coming year, Committee members are provided detailed compensation information in advance of the second to last Committee meeting of the previous year, which is then presented and analyzed at that Committee meeting. Committee members then have time between meetings to raise questions and ask for additional information. The Committee then makes final decisions regarding compensation at the last Committee meeting of the previous year.

Base Salaries

The Committee annually reviews each executive officer's base salary. Base salaries are targeted at a competitive market range (i.e., at the median level) when comparing both utility and non-utility (general industry) data from similarly-sized companies, with utility-specific positions based exclusively on energy industry data. The industry peer group the Committee used for assessing compensation is the S&P Midcap 400 Utilities Index. The Committee annually adjusts base salaries to recognize changes in the market, Company performance, varying levels of responsibility, and executive officers' prior experience and breadth of knowledge. Increases to base salaries are driven primarily by market adjustments for a particular salary level, which generally limits across-the-board increases, though the Committee also considers individual performance factors in setting base salaries. The Committee reviews executive salaries for market comparability using utility and general industry data contained in published compensation surveys.

Based on this data and consultation with the independent executive compensation consultant, the Committee approved base salary increases for executive officers in 2004.

Short-Term Incentives

The Company's short-term (annual) incentive program promotes the Committee's pay-for-performance philosophy by providing executive officers with direct financial incentives in the form of annual cash bonuses tied to the achievement of Company, subsidiary and business unit performance goals. Annual bonus opportunities allow the Committee to communicate specific goals that are of primary importance during the coming year and motivate executive officers to achieve these goals. On an annual basis, the Committee reviews and approves the program's performance goals, the relative weight assigned to each goal and the targeted and maximum award levels. A description of the short-term incentive program available during 2004 to executive officers follows.

Alliant Energy Corporation Management Incentive Compensation Plan – In 2004, the Alliant Energy Corporation Management Incentive Compensation Plan (the "MICP") covered executive officers and was based on achieving annual targets for Company and business unit performance. Corporate performance was gauged on earnings per share from continuing operations, total cash flow from continuing operations, Lean Six Sigma savings, environmental, health and safety assessment closure rates, and diversity initiatives. Business unit performance was gauged on those goals and other operational measures specific to the business unit. Target and maximum bonus awards under the MICP in 2004 were set at the median of the utility and general industry market levels. The Committee considered these targets to be achievable, but substantially challenging. The level of performance achieved in each category determines actual payment of bonuses as a percentage of annual salary. Weighting factors are applied to the percentage achievement under each category to determine overall performance. If a pre-determined earnings per share from continuing operations target is not met, there is no bonus payment associated with the MICP. If the threshold performance for any other performance target is not reached, there is no bonus payment associated with that particular category. Once the designated maximum performance is reached, there is no additional payment for performance above the maximum level. The actual percentage of salary paid as a bonus, within the allowable range, is equal to the weighted average percent achievement for all the performance categories. MICP targets range from 80% of base salary for Mr. Davis, to 30-65% of base salary for other executive officers, with a maximum possible payout for all of two times their target percentage.

After assessing corporate and business unit performance against established goals, the Committee determined that the executive officers were eligible to receive MICP awards for 2004 plan year performance.

Long-Term Incentives

The Committee strongly believes compensation for executive officers should include long-term, at-risk pay to strengthen the alignment of the interests of the shareowners and management. In this regard, the Company maintains plans that permit grants of stock options, restricted stock and performance units/shares with respect to the Company's common stock. The Committee believes that the incentive plans balance the Company's annual compensation programs by emphasizing compensation based on the long-term, successful performance of the Company from the perspective of the Company's shareowners.

In determining actual award levels under the Alliant Energy Corporation Long-Term Incentive Program, the Committee sought to provide competitive total compensation opportunities to executive officers while also taking performance factors into account. As such, award levels for 2004 were based on a competitive analysis of similarly sized utility and general industry companies that took into consideration the market level of long-term incentives, the competitiveness of the total compensation package and Company performance. Award levels were targeted to the median of the range of such awards paid by comparable companies. A description of the long-term incentive programs available to executive officers during 2004 follows.

Alliant Energy Corporation Long-Term Incentive Program – The Alliant Energy Corporation Long-Term Incentive Program covered all executive officers and consisted of the following components in 2004: non-qualified stock options and performance shares. Select executive officers were also awarded grants of restricted stock for retention purposes.

Non-qualified stock options provide a reward that is directly tied to the benefit shareowners receive from increases in the price of the Company's common stock. Payout of performance shares granted in 2002 is based on the Company's three-year total shareowner return ("TSR") relative to an investor-owned utility peer group, and on the Company's three-year annualized earnings per share growth. Payout of performance shares granted in 2003 and 2004 is based solely on the Company's three-year TSR relative to the peer group. Thus, the Committee believes the two components of the Long-Term Incentive Program (i.e., stock options and performance shares) provide incentives for management to produce superior shareowner returns on both an absolute and relative basis. During 2004, the Committee made grants of stock options and performance shares to various executive officers, including Messrs. Davis, Harvey, Hoffman and Protsch and Ms. Swan. All option grants had a per share exercise price equal to the fair market value of a share of Company common stock on the day following the date the grants were approved. Options vest on a one-third basis at the beginning of each calendar year after grant and have a 10-year term from the date of the grant. The performance share grants, with final awards that range from zero to 200% of target, were based on performance against the criteria described above.

Due to the Company's three-year annualized earnings per share growth and TSR goals not being achieved, there was no performance share payout for the 2002 grant which had a three-year cycle ending in December 2004.

In addition to stock options and performance shares, executive officers, including Mr. Davis, received grants of restricted stock in 2004. The restricted stock vests 100% two or three years after the date of grant, as the case may be (with immediate vesting in case of death, disability or retirement). These grants of restricted stock were made for the purpose of recognizing and retaining these key individuals.

Following an extensive review of the Company's long-term incentive programs, the Committee determined that, commencing in 2005, performance-contingent restricted stock would replace stock options as a component of an executive officer's long-term incentive grant. Thus, performance shares and performance-contingent restricted stock will comprise the total target award for 2005.

Other Benefits

Basic benefit programs that are made available to all other salaried employees are also made available to executive officers, including the Company's 401(k) Savings Plan and the Cash Balance Pension Plan. In addition, executive officers are eligible to participate in the Company's Excess Plan, Supplemental Executive Retirement Plan and Key Employee Deferred Compensation Plan – all as described in the Retirement and Benefit Plans section of this proxy statement. Executive officers are also eligible for a separate Executive Health Care Plan (medical and dental) and flexible perquisites.

Certain executive officers receive individually owned life insurance policies. Premiums paid by the Company for this insurance were taxed as bonuses to the individual officers beginning in 2004.

Compensation of the Chairman and Chief Executive Officer

When determining the compensation package of the Chairman and CEO, the Committee follows the same general policies that guide compensation decisions for other executive officers. Thus, the Committee based Mr. Davis' award levels on an analysis of similarly sized utility and general industry companies that took into consideration the competitiveness of the total compensation package, as well as Company performance.

As was the case for other executive officers, Mr. Davis received a base salary increase in 2004 to $750,000 from his previous level of $685,000, which had been in effect for both 2002 and 2003. The Committee approved the salary increase based on its evaluation of Mr. Davis' performance and on a review of competitive data.

For 2004, Mr. Davis' short-term incentive payout was based solely on the Company's performance on the corporate goals described above. The Committee approved a final 2004 incentive payout for Mr. Davis of $375,197 based on achievement of these pre-established goals.

For 2004, Mr. Davis' target long-term incentive percentage was 200% of base salary, with the total award comprising performance shares and stock options. In addition to these grants, the Committee also approved a grant of restricted stock for recognition and retention purposes. All of Mr. Davis' 2004 awards under the long-term incentive program are shown in the tables under "Stock Option Grants in 2004" and "Long-Term Incentive Awards in 2004."

Share Ownership Guidelines

The Company has established share ownership guidelines for executive officers as a way to better align the financial interests of its officers with those of its shareowners. Under these guidelines, the requisite ownership numbers are 85,000 shares for the Chief Executive Officer, 36,000 shares for Executive Vice Presidents and 12,000 shares for Vice Presidents. These executive officers are expected to make continuing progress toward compliance with these guidelines. Individuals at the participating levels are asked to achieve the recommended ownership multiple within a 5-year period from the effective date of becoming an officer. The Chief Executive Officer retains the right to grant special dispensation for hardship, promotions or new hires.

Policy with Respect to the $1 Million Deduction Limit

Section 162(m) of the Code generally limits the corporate deduction for compensation paid to executive officers named in the proxy statement to $1 million, unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. Based on the Committee's commitment to link compensation with performance as described in this report, the Committee intends to qualify future compensation paid to the Company's executive officers for deductibility by the Company under Section 162(m) except in limited appropriate circumstances. All taxable income for 2004 of the executive officers of the Company qualified under Section 162(m) as deductible by the Company.

Conclusion

The Committee believes the existing executive compensation policies and programs provide an appropriate level of competitive compensation for the Company's executive officers. In addition, the Committee believes that the long- and short-term performance incentives effectively align the interests of executive officers and shareowners toward a successful future for the Company.

COMPENSATION AND PERSONNEL COMMITTEE

Singleton B. McAllister (Chairperson)
Michael L. Bennett
David A. Perdue
Judith D. Pyle

REPORT OF THE AUDIT COMMITTEE

To Our Shareowners:

The Audit Committee of the Board of Directors of the Company is composed of four directors, each of whom is independent under the NYSE listing standards and SEC rules. The Committee operates under a written charter adopted by the Board of Directors.

The Company's management is responsible for the Company's internal controls and the financial reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements with accounting principles generally accepted in the United States of America. The Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Committee has discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees).

The Company's independent auditors have provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent auditors their independence.

The Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other permitted services performed by the independent auditor. The policy provides for pre-approval by the Committee of specifically defined audit and non-audit services after the Committee is provided with the appropriate level of details regarding the specific services to be provided. The policy does not permit delegation of the Committee's authority to management. In the event the need for specific services arises between Committee meetings, the Committee has delegated to the Chairperson of the Committee authority to approve permitted services provided that the Chairperson reports any decisions to the Committee at its next scheduled meeting.

The principal accounting fees that were billed to the Company by its independent auditors for work performed on behalf of the Company and its subsidiaries for 2003 and 2004 were as follows:

	2003	2004
Audit Fees [1]	$ 2,293,000	$ 2,974,000
Audit-Related Fees	332,000	1,349,000
Tax Fees	435,000	606,000
All Other Fees	54,000	59,000

[1]The Audit Fees for 2004 included additional fees required by Section 404 of the Sarbanes-Oxley Act related to the Company's internal controls for financial reporting that were not required in 2003.

Audit-Related Fees consisted of the fees billed for employee benefits plan audits and attest services not required by statute or regulations for both 2003 and 2004, due diligence and related matters and Sarbanes-Oxley Section 404 planning for 2004.

Tax Fees consisted of the fees billed for professional services rendered for tax compliance, tax advice and tax planning, including all services performed by the professional staff in the independent auditors' tax division, except those rendered in connection with the audit.

All Other Fees consisted of license fees for tax and accounting research software products.

The Audit Committee does not consider the provision of non-audit services by the independent auditors described above to be incompatible with maintaining auditor independence.

The Committee discussed with the Company's internal and independent auditors the overall scopes and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluation of the Company's internal controls and overall quality of the Company's financial reporting.

Based on the Committee's reviews and discussions with management, the internal auditors and the independent auditors referred to above, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended Dec. 31, 2004 for filing with the SEC.

AUDIT COMMITTEE

Michael L. Bennett (Chairperson)
Singleton B. McAllister
Ann K. Newhall
David A. Perdue

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

The SEC rules require that the Company show a graphical comparison of the total return on its common stock for the last five fiscal years with the total returns of a broad market index and a more narrowly focused industry or group index. (Total return is defined as the return on common stock including dividends and stock price appreciation, assuming reinvestment of dividends.) The Company has selected the Standard & Poor's (S&P) 500 Index for the broad market index and the S&P Midcap 400 Utilities Index and the S&P 500 Utilities Index as industry indices. The Company has added the S&P Midcap 400 Utilities Index to the graphical comparison because it has determined that the S&P Midcap 400 Utilities Index provides a useful index for stock comparison purposes and for executive compensation benchmarking. The following chart compares the total return of an investment of $100 in Company common stock on Dec. 31, 1999, with like returns for the S&P 500, S&P 500 Utilities and the S&P 400 Midcap Utilities indices.


Cumulative Total Shareowner Return
Alliant Energy Corporation
$200
$150
$100
$50
$0
1999
2000
2001
2002
2003
2004
Alliant Energy Corporation (LNT)
S&P 500 INDEX
S&P 500 UTILITIES
S&P MIDCAP 400 UTILITIES

	Dec. 31,					
	1999	2000	2001	2002	2003	2004
Alliant Energy Corporation (LNT)	$100.00	$124.11	$126.32	$ 75.40	$119.50	$142.73
S&P 500 INDEX	$100.00	$ 90.90	$ 80.09	$ 62.39	$ 80.29	$ 89.03
S&P 500 UTILITIES	$100.00	$157.19	$109.34	$ 76.55	$ 96.65	$120.11
S&P MIDCAP 400 UTILITIES	$100.00	$155.98	$141.43	$125.34	$158.27	$188.09

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and certain officers to file reports of ownership and changes in ownership of the Company's common stock and subsidiary preferred stock with the SEC and the NYSE. As a matter of practice, the Company's Shareowner Services Department assists the Company's reporting persons in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. The Company is required to disclose in this proxy statement the failure of reporting persons to file these reports when due. Based on the written representations of the reporting persons and on copies of the reports filed with the SEC, the Company believes that all reporting persons of the Company satisfied these filing requirements.

By Order of the Board of Directors,

F. J. Buri
Corporate Secretary

Stock Exchange Listings	Stock Exchange	Trading Symbol	Newspaper Abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Interstate Power and Light Company	New York Stock Exchange		
— 8.375% Preferred		IPL Pr B	IntstPwrLt pfB
— 7.10% Preferred		IPL Pr C	IntstPwrLt pfC
Wisconsin Power and Light Company	American Stock Exchange		
— 4.50% Preferred		WIS_PR	WI P&L pf

All other Wisconsin Power and Light Company preferred are traded on the over-the-counter market.

2005 Record and Dividend Payment Dates

Anticipated record and payment dates are as follows:

Common Stock	
Record dates	Payment dates
Jan. 31	Feb. 15
Apr. 29	May 14
July 29	Aug. 15
Oct. 31	Nov. 15

Common Stock Quarterly Price Ranges and Dividends

	2004			2003		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 26.50	$ 24.54	$ .25	$ 18.30	$ 14.98	$.25
Second	26.55	23.50	.25	20.60	16.03	.25
Third	27.40	24.34	.25	22.70	18.69	.25
Fourth	28.80	24.90	.2625	25.09	21.94	.25
Year	**28.80**	**23.50**	**1.0125**	**25.09**	**14.98**	**1.00**

Alliant Energy Corporation 2004 year-end common stock price: $28.60

Alliant Energy Corporation had 50,026 shareowners of record as of Dec. 31, 2004. Shareowner records are maintained in the corporate headquarters in Madison, Wis.

Street-name Accounts

Shareowners whose stock is held by banks or brokerage firms and who wish to receive quarterly reports directly from the company should contact Shareowner Services to be placed on the mailing list. Reports also may be obtained through our Web site at **www.alliantenergy.com/investors**.

Annual Meeting

The 2005 Annual Meeting of Shareowners will be held at the Cedar Rapids Marriott, 1200 Collins Road N.E., Cedar Rapids, Iowa, on Thursday, May 19, 2005, at 1 p.m. (Central Daylight Time).

Form 10-K Information

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2004, as filed with the Securities and Exchange Commission (SEC). All reports filed with the SEC also are available through our Web site at www.alliantenergy.com/investors.

Analyst Inquiries

Inquiries from the financial community may be directed to:

Becky Johnson
Manager-Investor Relations
P.O. Box 77007
Madison, WI 53707-1007
Phone: (608) 458-3267
Fax: (608) 458-4824
E-mail: **beckyjohnson@alliantenergy.com**

Shareowner Inquiries

Inquiries from individual shareowners may be directed to:

Alliant Energy
Attn: Shareowner Services
P.O. Box 2568
Madison, WI 53701-2568
Phone: (608) 458-3110
Toll-free: (800) 356-5343
Fax: (608) 458-3321
E-mail: **shareownerservices@alliantenergy.com**

The company's Shareowner Services representatives are available to assist you from 8:30 a.m. to 4:30 p.m. (Central Standard Time) each business day.

Stock Transfer Agent and Registrar

Contact Shareowner Services for Alliant Energy common stock and all preferred stock of Interstate Power and Light Company and Wisconsin Power and Light Company.

Mail written inquiries to the address in the Shareowner Inquiries section.

Shareowner Connection – electronic on-line access – just a click away!

With 24-hour access via the Web, seven days a week, shareowners and prospective shareowners can:

- Examine reinvestment and certificate account details and balances
- Obtain payment information
- View statements
- Vote proxies
- Change address information
- Find and print tax information
- Open a new account at any time

Go to **www.alliantenergy.com/shareowners** and click on Shareowner Connection online account access. Follow instructions for first-time visitors.

Duplicate Mailings

If you receive duplicate mailings of proxies, dividend checks or other mailings because of slight differences in the registration of your accounts, please call Shareowner Services for instructions on combining your accounts. To reduce the volume of paper you receive from us, you may wish to consider electronic access (refer to Shareowner Connection section).

Shareowner Direct Plan

The Shareowner Direct Plan is available to all shareowners of record, first-time investors, customers, vendors and employees. Through the plan, shareowners may buy common stock directly through the company without paying any brokerage commissions, fees or service charges.

Full details are in the prospectus, which can be obtained through our Web site or by calling Shareowner Services.

Direct Deposit

Shareowners who are not reinvesting their dividends through the Shareowner Direct Plan may choose to have their quarterly dividend electronically deposited into their checking or savings account through this service. Electronic deposit may be initiated or changed through our Web site at **www.alliantenergy.com/shareowners** or by contacting Shareowner Services directly.

Certifications

The company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2004, the certifications of its Chairman and Chief Executive Officer and Senior Executive Vice President and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. The company submitted to the New York Stock Exchange during 2004 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.



Alliant Energy
Corporate Headquarters

4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
General information: 1.800.ALLIANT
Shareowner Services: 1.800.356.5343

Operating Headquarters

200 First St., S.E.
Cedar Rapids, IA 52401
1.800.373.1303

1000 Main St.
Dubuque, IA 52001
1.800.611.9330

Current information about Alliant Energy is available on the Internet at *www.alliantenergy.com*

ALLIANT ENERGY®
We're on for you.™

LNT LISTED NYSE The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.

Printed with soy ink recycled paper 71-1213 • 109320 3/05 107M JS